UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission File Number 1-9583

MBIA INC.
(Exact name of registrant as specified in its charter)

Connecticut	**06-1185706**
(State of incorporation)	**(I.R.S. Employer Identification No.)**
1 Manhattanville Road, Suite 301, Purchase, New York	**10577**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (914) 273-4545

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	**MBI**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer		☒
Non-accelerated filer	☐	Smaller reporting company		☐
		Emerging growth company		☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of June 30, 2022 was $589,341,407.

As of February 21, 2023, 54,838,098 shares of Common Stock, par value $1 per share, were outstanding.

Documents incorporated by reference:

Portions of the Registrant's Definitive Proxy Statement for its Annual Shareholders Meeting to be held in May of 2023 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This annual report of MBIA Inc., together with its consolidated subsidiaries, (collectively, "MBIA", the "Company", "we", "us" or "our") includes statements that are not historical or current facts and are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believe", "anticipate", "project", "plan", "expect", "estimate", "intend", "will likely result", "looking forward", or "will continue" and similar expressions identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. MBIA cautions readers not to place undue reliance on any such forward-looking statements, which speak only to their respective dates. We undertake no obligation to publicly correct or update any forward-looking statement if the Company later becomes aware that such result is not likely to be achieved.

The following are some of the general factors that could affect financial performance or could cause actual results to differ materially from estimates contained in or underlying the Company's forward-looking statements:

- increased credit losses or impairments on public finance obligations that National Public Finance Guarantee Corporation ("National") insures issued by state, local and territorial governments and finance authorities and other providers of public services, located in the U.S. or abroad, that are experiencing fiscal stress;

- the possibility that loss reserve estimates are not adequate to cover potential claims;

- a disruption in the cash flow from National or an inability to access the capital markets and our exposure to significant fluctuations in liquidity and asset values in the global credit markets as a result of collateral posting requirements;

- our ability to fully implement our strategic plan;

- the possibility that MBIA Insurance Corporation will have inadequate liquidity or resources to timely pay claims as a result of higher than expected losses on certain insured transactions or as a result of a delay or failure in collecting expected recoveries, which could lead the New York State Department of Financial Services ("NYSDFS") to put MBIA Insurance Corporation into a rehabilitation or liquidation proceeding under Article 74 of the New York Insurance Law and/or take such other actions as the NYSDFS may deem necessary to protect the interests of MBIA Insurance Corporation's policyholders;

- deterioration in the economic environment and financial markets in the United States or abroad, real estate market performance, credit spreads, interest rates and foreign currency levels; and

- the effects of changes to governmental regulation, including insurance laws, securities laws, tax laws, legal precedents and accounting rules.

The above factors provide a summary of and are qualified in their entirety by the risk factors discussed under "Risk Factors" in Part I, Item 1A of this annual Report on Form 10-K. The Company encourages readers to review these risk factors in their entirety.

This annual report of MBIA Inc. also includes statements of the opinion and belief of MBIA management which may be forward-looking statements subject to the preceding cautionary disclosure. Unless otherwise indicated herein, the basis for each statement of opinion or belief of MBIA management in this report is the relevant industry or subject matter experience and views of certain members of MBIA's management. Accordingly, MBIA cautions readers not to place undue reliance on any such statements, because like all statements of opinion or belief they are not statements of fact and may prove to be incorrect. We undertake no obligation to publicly correct or update any statement of opinion or belief if the Company later becomes aware that such statement of opinion or belief was not or is not then accurate. In addition, readers are cautioned that each statement of opinion or belief may be further qualified by disclosures set forth elsewhere in this report or in other disclosures by MBIA.

Item 1. Business


PART I


As used in this Annual Report on Form 10-K, (i) "MBIA," the "Company," "we," "our" and "us" refer to MBIA Inc., a Connecticut corporation incorporated in 1986, together with its subsidiaries, and (ii) unless otherwise indicated or the context otherwise requires, references to "MBIA Corp." are to MBIA Insurance Corporation together with MBIA Mexico S.A. de C.V. ("MBIA Mexico").


OVERVIEW


The Company's operating subsidiaries are running off their insured portfolios. Today, the Company's primary objectives are ensuring that adequate liquidity exists at the holding company to satisfy all of its outstanding obligations, mitigating losses at National Public Finance Guarantee Corporation ("National") and MBIA Corp., and maximizing recoveries on paid insurance claims. We do not expect National or MBIA Corp. to write significant new business. The Company has also announced its retention of a financial advisor to assist in exploring strategic alternatives that could enhance shareholder value.

MBIA's primary business has been to provide financial guarantee insurance to the United States' public finance markets through our indirect, wholly-owned subsidiary, National, whose financial guarantee insurance policies provide investors with unconditional and irrevocable guarantees of the payment of the principal, interest or other amounts owing on insured obligations when due. National ceased pursuing the writing of new financial guarantee policies in 2017, and its primary activity today is to provide ongoing surveillance, including remediation activity where warranted, of its existing insured portfolio of $31.7 billion gross par outstanding as of December 31, 2022. The Company has also provided financial guarantee insurance in the international and structured finance markets through its subsidiary MBIA Corp. As of December 31, 2022, MBIA Corp.'s total insured gross par outstanding was $3.4 billion. As a result of MBIA Corp.'s capital structure and business prospects, we do not expect its financial performance to have a material economic impact on MBIA Inc. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in Part II, Item 7 of this Form 10-K for a further discussion of MBIA Corp.'s insurance statutory capital.

MBIA Services Corporation ("MBIA Services"), also owned by MBIA Inc., is a service company which provides support services such as surveillance, risk management, legal, accounting, treasury and information technology, among others, to our businesses on a fee-for-service basis.

MBIA Inc. Capital Management

The Company manages its capital and liquidity in order to ensure that it can service its debt and other financial obligations and pay its operating expenses while maintaining an adequate cushion against potential adverse events. MBIA Inc. has received annual dividends from National. The Company maintains a stable liquidity position which is expected to allow it to service its obligations over the next several years without needing to access the capital markets. Our capital management strategies include (i) having the Company or National purchase or repurchase outstanding MBIA Inc. common shares to enhance shareholder value when permissible, authorized, and when management deems such actions are appropriate, taking into account regulatory capacity constraints, the price of the stock, anticipated liquidity needs, and other relevant factors and (ii) retiring our unsecured and MBIA Global Funding, LLC ("GFL") debt through calls and repurchases at prices that create economic benefit to the Company.

Currently, MBIA Inc. and National do not have an authorization approved by the Company's Board of Directors to repurchase or purchase outstanding MBIA Inc. common shares. Neither MBIA Inc. nor National repurchased or purchased any MBIA Inc. common shares during 2022 and 2021. During 2020, the Company or National purchased or repurchased 26.4 million shares at a cost of $198 million under the repurchase authorization approved by the Company's Board of Directors (the "Board") in May 2020 and November 2017 and exhausted these share repurchase authorizations.

As of December 31, 2022, $780 million of unsecured debt, which includes MBIA Inc.'s senior notes and medium-term notes ("MTNs") issued by its subsidiary, GFL, was outstanding. During 2022, MBIA Corp. purchased

$24 million principal amount of MBIA Inc. 6.625% Debentures due 2028, $4 million principal amount of MBIA Inc. 7.150% Debentures due 2027, $0.6 million principal amount of MBIA Inc. 7.000% Debentures due 2025 and the Company repurchased $30 million par value outstanding of GFL MTNs. During 2021, MBIA Corp. purchased $5 million principal amount of MBIA Inc. 6.625% Debentures due 2028 and $1 million principal amount of MBIA Inc. 7.150% Debentures due 2027 and the Company repurchased $111 million par value outstanding of GFL MTNs. During 2020, the Company redeemed the remaining $115 million principal amount of the Company's 6.400% Senior Notes due 2022 at par plus accrued interest.

In each of the fourth quarters of 2022 and 2021, National declared and paid dividends of $72 million and $60 million, respectively, to its ultimate parent, MBIA Inc.

National Risk Mitigation

National's most significant risk is credit risk in its large and diverse insured portfolio of domestic public finance credits. National's risk mitigation strategy is premised on proactive portfolio management, including surveillance of financial performance and covenant compliance, the exercise of creditor rights, remediation, and in select cases, workouts of distressed credits. National's approach generally focuses on the early detection of stress and proactive intervention, though its rights and its ability to take certain actions on a particular credit will always be case-specific. As part of its remediation efforts, National may elect to facilitate and participate in refinancings of existing credit exposures where the new transaction will have the anticipated effect of improving the issuer's ability to service its debt and strengthen National's legal security or covenant package. National may also seek to purchase its own insured obligations as part of an overall risk mitigation strategy, subject to internal and regulatory limitations.

Presently, the most distressed credit in National's portfolio is the Puerto Rico Electric Power Authority ("PREPA") which is in a bankruptcy-like process under Title III of the Puerto Rico Oversight, Management, and Economic Stability Act ("PROMESA"). The Commonwealth of Puerto Rico itself, as well as the Puerto Rico Sales Tax Financing Corporation ("COFINA"), the Public Building Authority ("PBA"), and the Puerto Rico Highways and Transportation Authority ("PRHTA") have each exited the bankruptcy-like process and National's exposures to these credits has been reduced to zero. For additional information relating to the risks arising from National's remaining Puerto Rico exposure, refer to the "Insured Portfolio Loss Related Risk Factors" section in Part I, Item 1A of this Form 10-K.

MBIA Corp. Risk Mitigation

MBIA Corp.'s strategy is focused primarily on recovering losses on insured transactions, reducing future expected economic losses in the insured portfolio through commutations and other risk mitigation strategies, and managing liquidity primarily for the benefit of its policyholders and senior creditors. Refer to "Note 6: Loss and Loss Adjustment Expense Reserves" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K for further information regarding loss reserves and recoveries.

Our liquidity and capital forecasts, and projected collections of recoveries for MBIA Corp., reflect resources that we expect to be adequate to pay expected insurance claims. However, there can be no assurance that MBIA Corp. will realize its expected recoveries in full or on its projected timeframe. Refer to "Risk Factors-MBIA Corp. Risk Factors-Continuing elevated loss payments and delay or failure in realizing expected recoveries on insured transactions may materially and adversely affect MBIA Corp.'s statutory capital and its ability to meet liquidity needs and could cause the New York State Department of Financial Services (the "NYSDFS") to put MBIA Insurance Corporation into a rehabilitation or liquidation proceeding if the NYSDFS concludes that MBIA Insurance Corporation will not be able to pay expected insurance claims," in Part I, Item 1A of this Form 10-K. Given the separation of MBIA Inc. and MBIA Corp. as distinct legal entities, the absence of any cross defaults between the entities, and the lack of reliance by MBIA Inc. on MBIA Corp. for the receipt of dividends, we do not believe that a rehabilitation or liquidation proceeding of MBIA Insurance Corporation by the NYSDFS would have any material economic impact on MBIA Inc.

OUR INSURANCE OPERATIONS

Our U.S. public finance insurance portfolio is managed through National, and our international and structured finance insurance portfolios are managed through MBIA Corp. We do not expect National or MBIA Corp. to write new financial guarantee policies outside of remediation related activities. We have been compensated for our insurance policies by insurance premiums that were paid upfront or on an installment basis. Our financial guarantee insurance was offered in both the new issue and secondary markets. In addition, we have provided financial guarantees or sureties to debt service reserve funds. The primary risk in our insurance operations is that of adverse credit performance in the insured portfolio. When writing new business we sought to maintain a diversified insured portfolio with the aim of managing and diversifying risk based on a variety of criteria including revenue source, issue size, type of asset, industry concentrations, type of bond and geographic location. Despite this objective, there can be no assurance that we will avoid losses on multiple credits as a result of a single event or series of events.

Because we generally guarantee to the holder of an insured obligation the timely payment of amounts due in accordance with its insurance policy terms, in the case of a default or other triggering event, payments under the insurance policy generally cannot be accelerated against us unless we consent to the acceleration. In the event of a default, however, we may have the right, in our sole discretion, to accelerate the obligations and pay them in full. Otherwise, we are required to pay principal, interest or other amounts only as scheduled payments come due, even if the holders are permitted by the terms of the insured obligations to have the full amount of principal, accrued interest or other amounts due, declared due and payable immediately in the event of a default.

Our payment obligations after a default vary by deal and by insurance type. Our public finance insurance generally insures scheduled interest and principal. Our structured finance policies generally insure (i) timely interest and ultimate principal; (ii) ultimate principal only at final maturity; or, (iii) payments upon settlement of individual collateral losses as they occur after any deductible or subordination has been exhausted.

In the event of a default in the payment of principal, interest or other insured amounts by an issuer, the insurance company will make funds available in the insured amount generally within one to three business days following notification. Longer timeframes may apply for international transactions. Generally, our insurance companies provide for this payment upon receipt of proof of ownership of the obligations due, as well as upon receipt of instruments appointing the insurer as agent for the holders and evidencing the assignment of the rights of the holders with respect to the payments made by the insurer or other appropriate documentation.

National Insured Portfolio

National's insured portfolio consists of municipal bonds, including tax-exempt and taxable indebtedness of U.S. political subdivisions and territories, as well as utilities, airports, health care institutions, higher educational facilities, housing authorities and other similar agencies and obligations issued by private entities that finance projects that serve a substantial public purpose. Municipal bonds and privately issued bonds used for the financing of public purpose projects are generally supported by taxes, assessments, user fees or tariffs related to the use of these projects, lease payments or other similar types of revenue streams.

As of December 31, 2022, National had $31.7 billion of insured gross par outstanding on U.S. public finance obligations covering 1,747 policies and diversified among 1,112 "credits," which we define as any insured obligations secured by the same revenue source. Insurance in force, which includes all gross insured debt service, as of December 31, 2022 was $63.4 billion.

All of the policies were underwritten on the assumption that the insurance will remain in force until maturity or early retirement of the insured obligations. National estimates that the average life of its domestic public finance insurance policies in force as of December 31, 2022 was 9 years. The average life was determined by applying a weighted average calculation, using the remaining years to contractual maturity and weighting them on the basis of the remaining debt service insured. No assumptions were made for any future refundings, early redemptions or terminations of insured issues. Average annual insured debt service on the portfolio as of December 31, 2022 was $4.4 billion. National's underwriting guidelines limited the insurance in force for any one insured credit, and for other categories such as geography. In addition, National is subject to regulatory single-risk limits with respect to any insured bond issue. See the "Insurance Regulation" section below for a description of these regulatory requirements. As of December 31, 2022, National's gross par amount outstanding for its ten largest insured U.S. public finance credits totaled $8.2 billion, representing 25.9% of National's total U.S. public finance gross par amount outstanding. Refer to "Note 13: Insurance in Force" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K for further information regarding the Company's operating companies' insured portfolios.

MBIA Corp. Insured Portfolio

MBIA Corp.'s insured portfolio consists of policies that insure various types of international public finance and global structured finance obligations that were sold in the new issue and secondary markets. International public finance obligations include bonds and loans extended to entities located outside of the U.S., including utilities, infrastructure projects and sovereign-related and sub-sovereign issuers, such as regions, authorities or their equivalent as well as sovereign owned entities that might be supported by a sovereign state, region or authority. Global structured finance obligations include asset-backed transactions and financing of commercial activities that are typically secured by undivided interests or collateralized by the related assets or cash flows.

As of December 31, 2022, MBIA Corp. had 186 policies outstanding in its insured portfolio. In addition, MBIA Corp. had 30 insurance policies outstanding relating to liabilities issued by MBIA Inc. and its subsidiaries, which are described further under the section "Affiliated Financial Obligations Insured by MBIA Corp." below. MBIA Corp.'s total policies in its insured portfolio are diversified among 135 credits.

As of December 31, 2022, the gross par amount outstanding of MBIA Corp.'s insured obligations (excluding $0.7 billion of insured affiliated financial obligations and $19.9 billion of U.S. public finance debt ceded to National), was $3.4 billion. Insurance in force for the above portfolio, which includes all gross insured debt service, as of December 31, 2022 was $4.6 billion.

MBIA Corp. estimates that the average life of its international and structured finance insurance policies in force as of December 31, 2022 is 7 years. The average life was determined by applying a calculation using the remaining years to contractual maturity for international public finance obligations and estimated maturity for structured finance obligations and weighting them on the basis of the remaining debt service insured. No assumptions were made for any future refundings, early redemptions or terminations of insured issues. Average annual insured debt service on the portfolio as of December 31, 2022 was $0.4 billion. Refer to "Note 13: Insurance in Force" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K for further information regarding the Company's operating companies' insured portfolios.

Affiliated Financial Obligations Insured by MBIA Corp.

Prior to 2008, MBIA Inc. provided customized investment agreements and one of its subsidiaries, GFL, issued MTNs with varying maturities. Each of these obligations is guaranteed by MBIA Corp. GFL lent the proceeds of its GFL MTN issuances to MBIA Inc. As a result of ratings downgrades of MBIA Corp., MBIA Inc. is required to post collateral for the remaining investment agreements. Since the ratings downgrades of MBIA Corp. that began in 2008, we have not issued new MTNs or investment agreements. The investment agreements are currently fully collateralized with high quality assets. We believe the outstanding investment agreements and MTNs and corresponding asset balances will continue to decline over time as the liabilities mature, terminate, or are repurchased by the Company.

Risk Management

Our largest risk is the credit exposure in our insured portfolio. The Company's credit risk management and remediation functions are managed through committees and units that oversee risks in ongoing portfolio surveillance and remediation. The Company's Insured Portfolio Management Divisions ("IPM") monitor and remediate domestic and international public finance and structured risks. In addition, National and MBIA Corp. each has its own risk committee that, as appropriate, reviews certain portfolio decisions. Additionally, each subsidiary has its own investment committee that reviews its respective investment portfolio and investment-related decisions.

The Company's Risk Oversight Committee (the "Risk Oversight Committee") reviews material transactions and provides firm-wide review of policies and decisions related to credit, market, operational, legal, financial and business risks. The Company and its subsidiaries' respective Loss Reserve Committees review loss reserving activity.

The Company's Board of Directors and related Committees, including Audit, and Finance and Risk, oversee risks faced by the Company and its subsidiaries. The Board regularly evaluates and discusses emerging risks and risks associated with strategic initiatives. On an annual basis, the Board also evaluates and approves the Company's risk tolerance policy. The purpose of the risk tolerance policy is to define the types and amounts of risks the Company is prepared to accept. The assessment includes risks associated with credit, capital adequacy, market, liquidity, legal, operations, cybersecurity and technology. This policy provides the basis upon which risk criteria and procedures are developed and seeks to have these applied consistently across the Company.

The Audit Committee oversees risks associated with financial and other reporting, auditing, legal and regulatory compliance, and risks that may otherwise result from the Company's operations, including cybersecurity risk. The Audit Committee oversees these risks by monitoring (i) the integrity of the financial statements of the Company and of other material financial disclosures made by the Company, (ii) the qualifications, independence and performance of the Company's independent auditor, (iii) the performance of the Company's internal audit function, (iv) the Company's compliance policies and procedures and its compliance with legal and regulatory requirements, and (v) the performance of the Company's operational risk management function. In connection with its oversight of cybersecurity risk, the Audit Committee receives semi-annual, or more frequent as appropriate, briefings from the Company's senior management and Enterprise Security Council Chair concerning, among other topics, the implementation of the Company's Cybersecurity Policy, its ongoing strategy and associated training to prevent, identify and react to security incidents, internal and external vulnerability assessments results , and Internal Audit's periodic reviews of MBIA's data security policies and procedures.

The Finance and Risk Committee oversees the Company's credit risk governance framework, market risk, liquidity risk and other material financial risks. The Finance and Risk Committee oversees these risks by monitoring the Company's: (i) capital and liquidity, (ii) proprietary investment portfolios, (iii) exposure to changes in the market value of assets and liabilities, (iv) credit exposures in the Insured Portfolios, and (v) financial risk policies and procedures, including regulatory requirements and limits.

The Company has a designated Model Governance Team. Given the significance of models in the Company's surveillance and remediation activities, financial reporting and corporate treasury operations, the Company established a Model Governance Policy to enhance the consistency, reliability, maintenance and transparency of its models so that model risk can be mitigated on an enterprise-wide basis. The Model Governance Team is responsible for the Model Governance Policy as well as other Model Governance related initiatives.

Insurance Surveillance and Remediation

We surveil and remediate our insured portfolios on an ongoing basis. Although our monitoring and remediation activities vary somewhat by sector and bond type, in all cases we focus on assessing event risk and potential losses under stress.

- *U.S. Public Finance:* For U.S. public finance, our ongoing credit surveillance focuses on economic and political trends, issuer or project debt and financial management, construction and start up risk, adequacy of historical and anticipated cash flows under stress, satisfactory legal structure and bond security provisions, viable tax and economic bases, including consideration of tax limitations and unemployment trends, adequacy of stressed loss coverage and project feasibility, including satisfactory reports from consulting engineers, traffic advisors and others, if applicable. Depending on the credit, specialized cash flow analyses may be conducted to understand loss sensitivity. In addition, specialized credit analysts consider the potential event risk of natural disasters or headline events on both single obligors/credits and across a sector, as well as regulatory issues. U.S. public finance credits/exposures are monitored by reviewing trustee, issuer and project financial and operating reports as well as reports provided by technical advisors and counsel. Projects may be periodically visited by MBIA personnel.

- *International Public Finance:* International public finance credits are monitored and remediated in a manner relatively consistent with U.S. public finance transactions. In addition, credit analysts consider

5

country risk, including economic and political factors, the type and quality of local regulatory oversight, the strength of the legal framework in each country and the stability of the local institutional framework. Analysts also monitor local accounting and legal requirements, local financial market developments, the impact of exchange rates and local demand dynamics. Furthermore, exposures are reviewed periodically; the frequency and scope of review is often increased when an exposure is downgraded. MBIA personnel may periodically visit projects or issuers to meet with management.

- *Global Structured Finance Transactions:* For global structured finance credits, we focus on the historical and projected cash flows generated by the assets, the credit and operational strength of the originator, servicer, manager and/or operator of the assets, and the transaction's structure (including the degree of protection from bankruptcy of the originator or servicer). We may use both probability modeling and cash flow sensitivity analysis (both at the transaction and asset specific levels) to test asset performance assumptions and performance covenants, triggers and remedies. In addition, IPM may use various quantitative tools and qualitative analyses to test for credit quality, correlation, liquidity and capital sensitivity within the insured portfolio.

A key to our ongoing monitoring is early detection of deterioration in either obligor credit quality or macroeconomic or market factors that could adversely impact an insured credit. If deterioration is detected, analysts generally evaluate possible remedial actions and, in the event of significant stress, we may develop and implement a remediation strategy. The nature of any remedial action is based on the type of insured issue and the nature and scope of the event giving rise to the remediation. In most cases, as part of any such remedial activity, we work with the issuer, trustee, legal counsel, financial advisors, servicer, other creditors, underwriters and/or other related parties to reduce chances of default and the potential severity of loss if a default should occur.

We use an internal credit rating system to rank credits, with frequency of review based on risk type, internal rating, performance and credit quality. Credits with performance issues are designated as "Caution List-Low," "Caution List-Medium" or "Caution List-High" based on the nature and extent of our concerns, but these categories do not require establishment of any case basis reserves. In the event we determine that a claim for payment is expected with respect to an insured issue using probability-weighted cash flows, we place the issue on the "Classified List" and establish a case basis loss reserve for that insured issue. See "Losses and Reserves" below for information on our loss reserving process.

Credit Risk Models

We use credit risk models to test qualitative judgments, to design appropriate structures and to understand sensitivity within transactions and across broader portfolio exposure concentrations. Models are updated to reflect changes in both portfolio and transaction data and also in expectations of stressed future outcomes. For portfolio monitoring we use internal and third-party models based on individual transaction attributes and customized structures and these models are also used to determine case basis loss reserves and, where applicable, to mark-to-market any insured obligations as may be required for financial reporting. When using third-party models, we generally perform the same review and analyses of the collateral, transaction structure, performance triggers and cash flow waterfalls as when using our internal models. See "Risk Factors—Insured Portfolio Loss Related Risk Factors—Financial modeling involves uncertainty over ultimate outcomes which makes it difficult to estimate liquidity, potential claims payments, loss reserves and fair values" in Part I, Item 1A of this Form 10-K.

Market Risk Assessment

We measure and assess market risk on a consolidated basis as well as at the holding company and subsidiaries on a stand-alone basis. Key market risks include changes in interest rates, credit spreads and foreign exchange rates. We use various models and methodologies to test exposure under market stress scenarios, including parallel and non-parallel shifts in the yield curve, changes in credit spreads, and changes in foreign exchange rates. See "Quantitative and Qualitative Disclosures About Market Risk" in Part II, Item 7A of this Form 10-K for additional information on our market risk exposure. We also analyze stressed liquidity scenarios and stressed counterparty exposures. The analyses are used in testing investment portfolio guidelines. The Risk Oversight Committee and the Finance and Risk Committee of the Company's Board of Directors receive periodic reports on market risk.

Item 1. Business (continued)

Operational Risk Assessment

The Operational Risk function assesses potential economic loss or reputational impact arising from processes and controls, systems, or staff actions and seeks to identify vulnerabilities to operational disruptions caused by external events. The Operational Risk framework is generally managed using a self-assessment process across our business units, with controls associated with the execution of key processes monitored through Internal Audit reviews. The Operational Risk function reports periodically to the Risk Oversight Committee and the Audit Committee of the Company's Board of Directors. The Audit Committee reviews the Company's operational risk profile, risk event activity and ongoing risk mitigation efforts.

Environmental & Social Responsibility Risk Management

MBIA recognizes and embraces its responsibilities to the environment and to the promotion of social welfare. The Company's operations are analytical and administrative in nature and it has no other material locations or operations away from its headquarters in an Energy Star certified office complex in Purchase, New York. Thus, while we regularly assess the impact of environmental risk on our insured portfolios, and have demonstrated a strong commitment to environmental and social responsibility, we believe that the nature of our business, small size and current operations provide us with limited opportunities to improve upon that record. Our Risk Oversight Committee nevertheless regularly reviews and implements policies and decisions related to environmental and social governance risks.

As part of its Enterprise Risk Management framework, MBIA has identified climate change as an emerging risk to its insured portfolio of public finance credits. While the Company's insurance subsidiaries are no longer writing new business and therefore do not need to assess climate risk in the context of underwriting decisions, its existing insured portfolios will take decades to run off and remain exposed to the impact of climate change.

The significant majority of MBIA's outstanding insured exposure is to U.S. municipalities, which are subject to both direct and indirect effects of climate change including an increasing risk to severe weather events, flooding and droughts. The direct effects include costs to repair storm damage and flooding and to mitigate the impact of future events. Indirect impacts include potential deterioration of tax bases as populations move away from areas prone to severe weather and flooding. The impact of climate change on MBIA's insured portfolio is real but likely to manifest itself over a long period of time. It is as yet unclear what impact attempts to reduce carbon emissions will have. The expense to municipalities of mitigating climate risk may result in financial strain depending upon the nature of the risk being mitigated and the availability of state and/or federal funding.

In response to these threats, MBIA's risk management and insured portfolio management groups have identified the sectors of the insured portfolio that are particularly vulnerable to the impacts of climate change and factor these risks into internal ratings, frequency of review and potential remedial action. Sectors at increased risk to climate-driven events include water and sewer systems, single site/revenue generating assets, bridge and road infrastructure, electric utilities and housing.

MBIA is committed to promoting social welfare for its employees, the communities in which they live and work, and the citizens in the municipalities that benefit from its insurance. It is MBIA's policy to ensure equal employment opportunity for all job applicants and employees with regard to all personnel-related matters, including, but not limited to recruitment, hiring, placement, promotion, compensation, benefits, transfers and training and all other terms and conditions of employment. In all such activities, MBIA prohibits and will not tolerate discrimination or harassment against any persons because of age, gender (including gender identity or gender expression), sex, race, color, religion, creed, marital status, sexual orientation, pregnancy, disability, national origin, alien or citizenship status, genetic predisposition or carrier status, military or veteran status, or any other characteristic protected by law.

MBIA's Equal Employment Opportunity and Non-Discrimination and Anti-Harassment Policy applies to all applicants and employees, and other non-employee third-parties and individuals working for or on behalf of MBIA. It prohibits harassment, discrimination and retaliation whether engaged in by, or directed toward, fellow employees, a supervisor or manager, or third-parties. MBIA prohibits retaliation or adverse employment action against any individual who, in good faith, reports discrimination or harassment or participates in an investigation of such reports.

MBIA reasonably accommodates employees and applicants with disabilities (including temporary disabilities), those who are pregnant, nursing mothers, and those with sincerely held religious beliefs, in accordance with applicable law. If an employee suffers from a disability, is pregnant, or has a sincerely held religious belief that interferes with the employee's ability to perform his or her job, the employee can contact Human Resources to inquire whether a reasonable accommodation may be available and appropriate under the circumstances.

All employees are subject to the Company's Standard of Conduct, which serves as a critical guide for the manner in which it conducts business. All employees are required to read the Standard of Conduct and complete an on-line compliance training program annually.

MBIA offers its employees a comprehensive compensation and benefits package that includes a competitive salary and an annual cash performance bonus, paid time-off benefits, health and welfare voluntary benefits that include medical and dental insurance, a health savings account that includes a company match to employee contributions, and supplemental life insurance. Senior management also receives an annual long-term incentive award linked to shareholders' interests. The Company also provides a qualified defined contribution pension, a qualified 401(k) plan and a voluntary non-qualified deferred compensation plan that accepts contributions that exceed limitations established by federal regulations. In addition, the Company provides paid and unpaid employee leave of absences such as Safe Time Leave, Family Medical Leave, Parental Leave, Bereavement Leave, Military and Jury Duty Leave.

MBIA's corporate mission has long included enhancing the strength and vitality of communities, whether through offering its insurance product, which reduces the borrowing cost of towns, cities and municipalities, or through the sponsorship of many diverse philanthropic efforts. In 2001, MBIA formed the MBIA Foundation, a 501(c)(3) tax-exempt organization, whose mission is to help improve the quality of life in the communities where the Company conducts business and where its employees live and work. Since inception, the MBIA Foundation has paid out over $23 million in matching gifts, almost $16 million in grants to community organizations and over $450,000 in service grants in support of employees' volunteer efforts. The MBIA Foundation has also been active in supporting disaster relief efforts through direct donations from the Foundation and by increasing the customary match of 2:1 to 4:1 to further encourage employees donations. Additionally, MBIA promotes employee volunteerism through its annual company-wide days of service and various volunteer initiatives. The MBIA Foundation is expected to be legally wound down in 2023.

Losses and Reserves

Loss and loss adjustment expense ("LAE") reserves are established by Loss Reserve Committees in each of our operating insurance companies and are reviewed by our executive Loss Reserve Committee, which consists of members of senior management. The Company's loss and LAE reserves as of December 31, 2022 represent case basis reserves and estimates for LAE to be incurred. Case basis reserves represent the Company's estimate of expected losses to be paid under its insurance contracts, net of potential recoveries and discounted using a current risk-free interest rate, for contracts where the estimated loss amount exceeds the unearned premium revenue on the related insurance contract. The Company estimates expected losses net of potential recoveries using the present value of probability-weighted estimated loss payments and recoveries, discounted at a rate equal to the risk-free rate applicable to the currency and weighted average remaining life of the insurance contract as required by accounting principles generally accepted in the United States for financial guarantee contracts. We record case basis loss reserves on insured obligations which have defaulted or are expected to default during the remaining life of the obligation.

For a further discussion of the methodology used by the Company for determining when a case basis reserve is established, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Loss and Loss Adjustment Expense Reserves" in Part II, Item 7 and "Note 6: Loss and Loss Adjustment Expense Reserves" in the Notes to Consolidated Financial Statements in Part II Item 8 of this Form 10-K. Management believes that our reserves are adequate to cover the ultimate net cost of claims. However, because the reserves are based on management's judgment and estimates, there can be no assurance that the ultimate liability will not exceed such estimates or that the timing of claims payments and the realization of recoveries will not create liquidity issues for the corresponding insurance company.

Item 1. Business (continued)

Reinsurance

We currently have third-party reinsurance agreements in place covering 3% of our insured par outstanding. At this time we do not intend to utilize reinsurance to decrease the insured exposure in our portfolio; however, we may, from time to time, look to enter into transactions to reduce risks embedded in our insured portfolios on an individual and portfolio-wide basis.

Intercompany Reinsurance Arrangements

MBIA Corp. and National are parties to a reinsurance agreement pursuant to which National reinsures certain public finance financial guarantee policies originally written by MBIA Corp. In addition, National entered into a second-to-pay policy covering the reinsurance agreement.

MBIA Insurance Corporation maintains a reinsurance agreement and net worth maintenance agreement with MBIA Mexico pursuant to which MBIA Insurance Corporation reinsures 100% of the business underwritten by MBIA Mexico and agrees to maintain the amount of capital in MBIA Mexico required by applicable law or regulation, subject to certain New York State regulatory requirements as well as certain contract restrictions.

Insurance Regulation

National and MBIA Insurance Corporation are incorporated in and subject to primary insurance regulation and supervision by the State of New York. MBIA Corp.'s Spanish Branch is subject to local regulation in Spain. MBIA Mexico is organized and subject to primary regulation and supervision in Mexico. The Company's insurance subsidiaries are also licensed to issue financial guarantee policies in multiple jurisdictions as needed to conduct their business activities.

The extent of state and national insurance regulation and supervision varies by jurisdiction, but New York, Spain, Mexico and most other jurisdictions have laws and regulations prescribing minimum standards of solvency, including minimum capital requirements, and business conduct which must be maintained by insurance companies, and if our insurance companies fail to meet such requirements our regulators may impose certain remedial actions. Among other regulated conduct, these laws and regulations prescribe permitted classes and concentrations of investments. In addition, some state laws and regulations require the approval or filing of policy forms and rates. MBIA Insurance Corporation and National each are required to file detailed annual financial statements with the NYSDFS and similar supervisory agencies in each of the other jurisdictions in which it is licensed. The operations and accounts of the insurance companies are subject to examination by regulatory agencies at regular intervals. In addition to being subject to the insurance laws in the jurisdictions in which we operate, as a condition to obtaining required insurance regulatory approvals to enter into certain transactions and take certain other corporate actions, including the release of excessive contingency reserves in MBIA Insurance Corporation described below under "Contingency Reserves" and entry into the asset swap between MBIA Inc. and National described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Corporate Liquidity" in Part II, Item 7 of this Form 10-K, MBIA Inc. and its operating insurance subsidiaries have and may in the future agree to provide notice to the NYSDFS or other applicable regulators prior to entering into transactions or taking other corporate actions (such as paying dividends when applicable statutory tests are satisfied) that would not otherwise require regulatory approval.

New York Insurance Regulation

Our domestic insurance companies are licensed to provide financial guarantee insurance under Article 69 of the New York Insurance Law (the "NYIL"). Article 69 defines financial guarantee insurance to include any guarantee under which loss is payable upon proof of occurrence of financial loss to an insured as a result of certain events. These events include the failure of any obligor or any issuer of any debt instrument or other monetary obligation to pay principal, interest, premium, dividend or purchase price of or on such instrument or obligation when due. Under Article 69, our domestic insurance companies are permitted to transact financial guarantee insurance, surety insurance and credit insurance and such other kinds of business to the extent necessarily or properly incidental to the kinds of insurance which they are authorized to transact. In addition, they are empowered to assume or reinsure the kinds of insurance described above. Amendments to the statutes or regulations governing financial guarantee insurers are possible, but the adoption or timing of any such amendments is uncertain.

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Item 1. Business (continued)

New York State Dividend Limitations

The laws of New York regulate the payment of dividends by National and MBIA Insurance Corporation and provide that a New York domestic stock property/casualty insurance company may not declare or distribute dividends except out of statutory earned surplus. New York law provides that the sum of (i) the amount of dividends declared or distributed during the preceding 12-month period and (ii) the dividend to be declared may not exceed the lesser of (a) 10% of policyholders' surplus, as shown by the most recent statutory financial statement on file with the NYSDFS, or (b) 100% of adjusted net investment income for such 12-month period (the net investment income for such 12-month period plus the excess, if any, of net investment income over dividends declared or distributed during the two-year period preceding such 12-month period), unless the Superintendent of Financial Services of the State of New York (the "Superintendent") approves a greater dividend distribution based upon a finding that the insurer will retain sufficient surplus to support its obligations and writings.

Due to its significant earned surplus deficit, MBIA Insurance Corporation has not had the statutory capacity to pay dividends since December 31, 2009, is not expected to have any statutory capacity to pay dividends, and has agreed that it will not pay any dividends without receiving prior approval from the NYSDFS in connection with certain prior approvals to release excessive contingency reserves. The foregoing dividend limitations are determined in accordance with statutory accounting principles ("U.S. STAT").

Contingency Reserves

As financial guarantee insurers, our domestic insurance companies are required by the laws and regulations of New York and other states to maintain, as applicable, contingency reserves on their municipal bond, asset-backed securities ("ABS") or other financial guarantee liabilities. Under New York Insurance Law (the "NYIL"), a financial guarantee insurance company is required to contribute to contingency reserves 50% of premiums as they are earned on policies written prior to July 1, 1989 (net of reinsurance), and, with respect to policies written on and after July 1, 1989, such an insurer must make contributions over a period of 15 or 20 years (based on issue type), or until the contingency reserve for such insured issues equals the greater of 50% of premiums written for the relevant category of insurance or a percentage of the principal guaranteed, varying from 0.55% to 2.5%, depending upon the type of obligation guaranteed (net of collateral, reinsurance, refunding, refinancings and certain insured securities). Other states maintain similar requirements. The contribution to, and maintenance of, the contingency reserve limits the amount of earned surplus that might otherwise be available for the payment of dividends. In each state, our domestic insurance companies may apply for release of portions of their contingency reserves in certain circumstances.

Pursuant to a non-disapproval from the NYSDFS, and in accordance with the NYIL and the National Association of Insurance Commissioners' statutory accounting principles, MBIA Insurance Corporation released to surplus $32 million of excess contingency reserves during 2022. In accordance with this contingency reserve release, MBIA Insurance Corporation will maintain a fixed $5 million contingency reserve.

Risk Limits

Insurance laws and regulations also limit both the aggregate and individual securities risks that our domestic insurance companies may insure on a net basis based on the type of obligations insured. The individual limits are generally on the amount of insured par and/or annual debt service for a given insured issue, entity or revenues source and stated as a percentage of the insurer's policyholders' surplus and contingency reserves. The aggregate risk limits limit the aggregate amount of insured par to a stated multiple of the insurer's policyholders' surplus and contingency reserves based on the types of obligations insured. The aggregate risk limits can range from 300:1 for certain municipal obligations to 50:1 for certain non-municipal obligations.

During 2022 and 2021, National and MBIA Insurance Corporation reported single risk limit overages to the NYSDFS due to changes in their statutory capital. National and MBIA Insurance Corporation were in compliance with their aggregate risk limits as of December 31, 2022 and 2021.

Item 1. Business (continued)

Holding Company Regulation

MBIA Inc., National and MBIA Insurance Corporation also are subject to regulation under the insurance holding company statutes of New York. The requirements of holding company statutes vary from jurisdiction to jurisdiction but generally require insurance companies that are part of an insurance holding company system to register and file certain reports describing, among other information, their capital structure, ownership and financial condition. The holding company statutes also generally require prior approval of changes in control, of certain dividends and other inter-corporate transfers of assets, and of certain transactions between insurance companies, their parents and affiliates. The holding company statutes impose standards on certain transactions with related companies, which include, among other requirements, that all transactions be fair and reasonable and those transactions not in the ordinary course of business exceeding specified limits receive prior regulatory approval.

Change of Control

Prior approval by the NYSDFS is required for any entity seeking to acquire, directly or indirectly, "control" of National or MBIA Insurance Corporation. In many states, including New York, "control" is presumed to exist if 10% or more of the voting securities of the insurer are owned or controlled, directly or indirectly, by an entity, although the insurance regulator may find that "control" in fact does or does not exist when an entity owns or controls either a lesser or greater amount of securities. MBIA Insurance Corporation would require the prior approval of MBIA Mexico's regulator in order to transfer the shares it currently holds in MBIA Mexico.

Insurance Guarantee Funds

National and MBIA Insurance Corporation are exempt from assessments by the insurance guarantee funds in the majority of the states in which they do business. Guarantee fund laws in most states require insurers transacting business in the state to participate in guarantee associations, which pay claims of policyholders and third-party claimants against impaired or insolvent insurance companies doing business in the state. In most states, insurers licensed to write only municipal bond insurance, financial guarantee insurance and other forms of surety insurance are exempt from assessment by these funds and their policyholders are prohibited from making claims on these funds.

INVESTMENTS AND INVESTMENT POLICY

Investment objectives, policies and guidelines related to the Company's businesses are generally subject to review and approval by the Finance and Risk Committee of the Board of Directors. Investment objectives, policies and guidelines related to investment activity on behalf of our insurance companies are also subject to review and approval by the respective Investment Committee of their Boards of Directors or similar body.

Insight North America, LLC manages the investment portfolios of the Company and its subsidiaries in accordance with the guidelines adopted for each such portfolio. The agreements with Insight Investment provide generally that Insight Investment will have the right to manage the fixed-income investment portfolios of the Company and its subsidiaries and guarantee certain minimum revenues thereunder. The agreements can be terminated with six-month notice by either party or as otherwise agreed to by the parties.

To continue to optimize capital resources and provide for claims-paying capabilities, the investment objectives and policies of our operations are tailored to reflect their various strategies and operating conditions. The investment objectives of National set preservation of capital as the primary objective, subject to an appropriate degree of liquidity, and optimization of after-tax income and total return as secondary objectives. The investment objectives of MBIA Corp. are primarily to maintain adequate liquidity to meet claims-paying and other corporate needs and secondarily to maximize after-tax income within defined investment risk limits. The investment objectives of the corporate segment are to provide sufficient liquidity to meet maturing liabilities and, in the case of the investment agreement business collateral posting obligations, while maximizing the total long-term return.

RATING AGENCIES

The Company does not maintain a contractual relationship with Moody's Investor Services ("Moody's"), Standard & Poor's Financial Services LLC, or Kroll Bond Rating Agency, other than a required contract that MBIA Mexico maintains with Moody's. Moody's, at its discretion and in the absence of a contract with the Company, continues to maintain ratings on MBIA Inc. and its other subsidiaries.

CAPITAL FACILITIES

The Company does not currently maintain a capital facility. For a discussion of the Company's capital resources refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in Part II, Item 7 of this Form 10-K.

FINANCIAL INFORMATION

Refer to "Note 12: Business Segments" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K for information on the Company's financial information by segment and premiums earned by geographic location.

EMPLOYEES AND HUMAN CAPITAL MANAGEMENT

As of December 31, 2022, MBIA had 75 employees at our single corporate headquarters located at 1 Manhattanville Road, Purchase, New York, none of whom are covered by collective bargaining agreements. In recent years, we have experienced only modest employee turnover and consider our employee relations to be satisfactory. MBIA's human capital focus has been on identifying and retaining key personnel as the Company runs off its portfolios. MBIA has a succession plan in place and has identified internal candidates that could fill senior management and mid-level management positions as the need arises. The Company's senior management team and senior employee relations professionals work together on employee-related issues and initiatives, and on an annual basis conduct a full review of personnel to enable managers to provide meaningful feedback and growth opportunities, and to award promotions within the Company where warranted. The Company continues to rely on compensation components (such as salary, cash bonus awards and long-term incentive plan awards) to support employee retention. The Company incorporates performance metrics as part of the annual bonus offering with increased bonus potential for exceptional results. We utilize third-party benchmark data to establish market-based compensation levels. We believe that our current compensation and incentive levels reflect high performance expectations as part of our merit pay philosophy. The targeted use of long-term incentive plan awards for key talent is an important element of MBIA's long-term retention strategy.

AVAILABLE INFORMATION

The Company maintains a website at www.mbia.com. The Company is not including the information on its website as a part of, nor is it incorporating such information by reference into, this Form 10-K. The Company makes available through its website under the "SEC Filings" tab, free of charge, all of its SEC filings, including annual reports on Form 10-K, quarterly filings on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as is reasonably practicable after these materials have been filed with or furnished to the SEC.

As a courtesy, the Company posts on its website under the section "Legal Proceedings," selected information and documents in reference to selected legal proceedings in which the Company is the plaintiff or the defendant. The Company will not necessarily post all documents for each proceeding and undertakes no obligation to revise or update them to reflect changes in events or expectations. The complete official court docket can be publicly accessed by contacting the clerk's office of the respective court where each litigation matter is pending.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company and their present ages and positions with the Company as of February 28, 2023 are set forth below:

Name	Age	Position and Term of Office
William C. Fallon	63	Chief Executive Officer and Director (executive officer since July 2005)
Anthony McKiernan	53	Executive Vice President and Chief Financial Officer (executive officer since August 2011)
Jonathan C. Harris	51	General Counsel and Secretary (executive officer since September 2017)
Daniel M. Avitabile	49	Assistant Vice President, and President and Chief Risk Officer of MBIA Corp. (executive officer since September 2017)
Adam T. Bergonzi	59	Assistant Vice President and Chief Risk Officer of National (executive officer since September 2017)
Christopher H. Young	50	Assistant Vice President, and Chief Financial Officer of National (executive officer since September 2017)
Joseph R. Schachinger	54	Controller (executive officer since May 2017)

William C. Fallon was elected as a Director of the Company in May 2017, and appointed as Chief Executive Officer in September 15, 2017. Prior to being named Chief Executive Officer and Director, Mr. Fallon served as President, Chief Operating Officer, and Vice President of the Company and head of the Global Structured Finance Division. Mr. Fallon also serves as President and Chief Executive Officer of National. From July of 2005 to March 1, 2007, Mr. Fallon was Vice President of the Company and head of Corporate and Strategic Planning. Prior to joining the Company in 2005, Mr. Fallon was a partner at McKinsey & Company and co-leader of that firm's Corporate Finance and Strategy Practice.

Anthony McKiernan was named Executive Vice President and Chief Financial Officer on May 1, 2012 and March 11, 2016, respectively. Immediately prior to those appointments Mr. McKiernan was Vice President and Chief Portfolio Officer of the Company. Mr. McKiernan is also Chairman and Chief Financial Officer of MBIA Corp. Mr. McKiernan joined MBIA in 2000 as a vice president in the Credit Analytics Group, and managed the Corporate Insured Portfolio Management Group prior to becoming the Head of the Structured Finance Insured Portfolio Management Group in 2007.

The Board of Directors of MBIA Inc. appointed Mr. Fallon to the office set forth opposite his name above on September 15, 2017 and appointed Mr. McKiernan to the offices set forth opposite his name above on May 1, 2012 and March 11, 2016.

Jonathan C. Harris is General Counsel and Secretary of the Company. Prior to being named General Counsel and Secretary, Mr. Harris served as Assistant Vice President and Head of Litigation. Mr. Harris joined the Company as Head of Litigation in 2009. Prior to joining the Company, Mr. Harris was litigation counsel at Lehman Brothers, and practiced in the litigation department of Willkie Farr & Gallagher. The Board of Directors of MBIA Inc. appointed Mr. Harris to the offices set forth opposite his name above on May 3, 2017.

Daniel M. Avitabile is an Assistant Vice President of the Company and President and Chief Risk Officer of MBIA Corp. Prior to being named Chief Risk Officer in 2016, Mr. Avitabile managed MBIA Corp.'s Special Situations Group, which was responsible for remediation and commutation activity. Mr. Avitabile has worked at MBIA since 2000, where he has held positions in insured portfolio management, remediation, corporate strategy and structured finance new business. Prior to joining MBIA, he held positions at The Chase Manhattan Bank and State Street Bank. The Board of Directors of MBIA Inc. and MBIA Insurance Corporation appointed Mr. Avitabile to the offices set forth opposite his name above on February 13, 2018, September 15, 2017 and March 11, 2016, respectively.

Adam T. Bergonzi is an Assistant Vice President of the Company and Chief Risk Officer of National, overseeing all of National's risk and insured portfolio management activities. Prior to being named Chief Risk Officer of National in 2010 when he rejoined the Company, Mr. Bergonzi was employed at Municipal and Infrastructure Assurance Corporation, which he co-founded and served as its Chief Risk Officer, from 2008 to 2010. The Board of Directors of MBIA Inc. and National Public Finance Guarantee Corporation appointed Mr. Bergonzi to the offices set forth opposite his name above on May 3, 2016 and November 15, 2010, respectively.

Christopher H. Young is an Assistant Vice President of the Company and Chief Financial Officer of National. Prior to being named National's Chief Financial Officer in March of 2009, Mr. Young worked at MBIA Insurance Corporation, from 2001 to 2009, in a variety of Structured Finance positions and in Corporate Strategy. The Board of Directors of MBIA Inc. and National Public Finance Guarantee Corporation appointed Mr. Young to the offices set forth opposite his name above on February 13, 2018 and March 5, 2009, respectively.

Joseph R. Schachinger is the Company's Controller. Prior to being named Controller in May of 2017, since 2009 Mr. Schachinger served as Deputy Controller. The Board of Directors of MBIA Inc. appointed Mr. Schachinger to the office set forth opposite his name above on May 3, 2017.

Item 1A. Risk Factors

References in the risk factors to the "Company" are to MBIA Inc., together with its domestic and international subsidiaries. References to "we," "our" and "us" are to MBIA Inc. or the Company, as the context requires. Our risk factors are grouped into categories and are presented in the following order: "Insured Portfolio Loss Related Risk Factors", "Legal, Regulatory and Other Risk Factors", "Capital, Liquidity and Market Related Risk Factors", "MBIA Corp. Risk Factors", and "General Risk Factors". Risk Factors are generally listed in order of significance within each category.

Insured Portfolio Loss Related Risk Factors

Some of the state, local and territorial governments and finance authorities and other providers of public services, located in the U.S. or abroad, that issued public finance obligations we insured are experiencing fiscal stress that could result in increased credit losses or impairments on those obligations.

Certain issuers are reporting fiscal stress that has resulted in a significant increase in taxes and/or a reduction in spending or other measures in efforts to satisfy their financial obligations. In particular, certain jurisdictions have significantly underfunded pension liabilities which are placing additional stress on their finances and are particularly challenging to restructure either through negotiation or under Chapter 9 of the United States Bankruptcy Code. If the issuers of the obligations in our public finance portfolio are unable to raise taxes, or increase other revenues, cut spending, reduce liabilities, and/or receive state or federal assistance, we may experience losses or impairments on those obligations, which could materially and adversely affect our business, financial condition and results of operations. The financial stress experienced by certain municipal issuers could result in the filing of Chapter 9 proceedings in states where municipal issuers are permitted to seek bankruptcy protection. In these proceedings, which remain rare, the resolution of bondholder claims (and by extension, those of bond insurers) may be subject to legal challenge by other creditors.

In particular, while the Commonwealth of Puerto Rico has completed its court-ordered restructuring pursuant to the Puerto Rico Oversight, Management and Economic Stability Act ("PROMESA"), the Puerto Rico Electric Power Authority ("PREPA") currently remains in a bankruptcy-like proceeding under PROMESA in the United States District Court for the District of Puerto Rico.

As of December 31, 2022, National had $1.0 billion of debt service outstanding related to Puerto Rico. During 2022, Puerto Rico defaulted on scheduled debt service for certain National insured bonds and National paid gross claims in the aggregate of $189 million. In addition, National made acceleration and commutation payments related to the GO PSA and HTA PSA of $277 million and $556 million, respectively, in 2022. On January 1, 2023, PREPA also defaulted on scheduled debt service for certain National insured bonds and National paid gross claims in the aggregate of $18 million. On January 31, 2023, National and the Oversight Board entered into a Plan Support Agreement, resolving National's claims in the PREPA Title III case (the "PREPA PSA"), and on February 9, 2023, the Oversight Board filed its Amended Plan of Adjustment for PREPA (the "Amended Plan"), including the PREPA PSA. There is no assurance that the Amended Plan or a plan that is substantially similar in the treatment of National's claims and rights will ultimately be confirmed and go effective.

Item 1A. Risk Factors (continued)

Refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—U.S. Public Finance Insurance Puerto Rico Exposures" section in Part II, Item 7 of this Form 10-K for additional information on our Puerto Rico exposures.

Loss reserve estimates and credit impairments are subject to additional uncertainties and loss reserves may not be adequate to cover potential claims.

Our insurance companies issued financial guarantee policies that insure the financial performance of the obligations guaranteed over a long period of time which are unconditional and irrevocable. Under substantially all of our policies, we do not have a right to cancel the policy. We do not use actuarial approaches that are customarily used by other types of insurance companies to determine our loss reserves. The establishment of the appropriate level of loss reserves is an inherently uncertain process involving numerous assumptions, estimates and subjective judgments by management, and therefore, there can be no assurance that future net claims in our insured portfolio will not exceed our loss reserves. If our loss reserves are not adequate to cover actual losses, our results of operations and financial condition could be materially and adversely affected. We use financial models to project future net claims on our insured portfolio, including insured derivatives, and to establish loss reserves and estimate impairments and related recoveries. There can be no assurance that the future loss projection and impairments based on these models will ultimately reflect the actual losses and impairment and recovery that we experience. Additionally, small changes in the assumptions underlying these estimates could significantly impact loss expectations. For example, our loss reserves are discounted to a net present value reflecting our general obligation to pay claims over time and not on an accelerated basis. Risk-free rates are used to discount our loss reserves under accounting principles generally accepted in the U.S., and the yield-to-maturity of each insurer's investment fixed-income portfolio (excluding cash and cash equivalents and other investments not intended to defease long-term liabilities) as of year-end is used to discount each insurer's loss reserves under statutory accounting principles. Accordingly, changes in the risk-free rates or the yield in our insurance companies' fixed-income investment portfolios may materially impact loss reserves.

Political and economic conditions in the United States and elsewhere may materially adversely affect our business and results of operations.

As a financial guarantee company, our insured exposures and our results of operations can be materially affected by general political and economic conditions, both in the U.S. and around the world. General global unrest, including fraud, terrorism, catastrophic events, natural disasters, pandemics such as the novel coronavirus COVID-19 ("COVID-19"), or similar events could disrupt the economy in the U.S. and other countries where we have insured exposure or operate our businesses. In certain jurisdictions outside the U.S., we face higher risks of governmental intervention through nationalization or expropriation of assets, changes in regulation, an inability to enforce our rights in court or otherwise and corruption, which may cause us to incur losses on the exposures we insure or reputational harm.

Budget deficits at all levels of government in the U.S., recessions, increases in corporate, municipal, sovereign, sub-sovereign or consumer default rates and other general economic conditions may adversely impact the performance of our insured portfolios and the Company's investment portfolio. In addition, we are exposed to correlation risk as a result of the possibility that multiple credits will experience losses as a result of any such event or series of events, in particular exposures that are backed by revenues from business and personal travel, such as bonds backed by hotel taxes.

Financial modeling involves uncertainty over ultimate outcomes, which makes it difficult to estimate liquidity, potential claims payments, loss reserves and fair values.

The Company uses third-party and internal financial models to estimate liquidity, potential claims payments, loss reserves and fair values. We use internal financial models to conduct liquidity stress-scenario testing to ensure that we maintain cash and liquid securities sufficient to meet our payment requirements. These measurements are performed on a legal entity and operating segment basis. We also rely on financial models, generated internally and supplemented by models generated by third parties, to estimate factors relating to the highly complex securities we insure, including future credit performance of the underlying assets, and to evaluate structures, rights and our potential obligations over time. We also use internal models for ongoing insurance portfolio monitoring and to estimate case basis loss reserves and, where applicable, to report our obligations

15

under our contracts at fair value. We may supplement such models with third-party models or use third-party experts to consult with our internal modeling specialists. Both internal and external models are subject to model risk and information risk, and there can be no assurance that the inputs into the models received from third parties will be accurate or that the models themselves are accurate or comprehensive in estimating our liquidity, potential future paid claims, related loss reserves and fair values or that they are similar to methodologies employed by our competitors, counterparties or other market participants. Estimates of our claims payments, in particular, may materially impact our liquidity position. We may make changes to our estimated claims payments, loss reserves or fair value models from time to time. These changes could materially impact our financial results.

Our risk management policies and procedures may not adequately detect or prevent future losses.

We assess our risk management policies and procedures on a periodic basis. As a result of such assessment, we may take steps to change our internal risk assessment capabilities and procedures, portfolio management policies, systems and processes and our policies and procedures for monitoring and assessing the performance of our insured portfolio in changing market conditions. There can be no assurance, however, that these steps will be adequate to avoid future losses. In some cases, losses can be substantial, particularly if a loss occurs on a transaction in which we have a large notional exposure or on a transaction structured with large, bullet-type maturities.

Legal, Regulatory and Other Risk Factors

Regulatory change could adversely affect our businesses, and regulations could limit investors' ability to affect a takeover or business combination that shareholders might consider in their best interests.

The financial guarantee insurance industry has historically been and will continue to be subject to the direct and indirect effects of governmental regulation, including insurance laws, securities laws, tax laws, legal precedents and accounting rules affecting asset-backed and municipal obligations, as well as changes in those laws. Failure to comply with applicable laws and regulations could expose our insurance companies and/or their constituents, to fines, the loss of their insurance licenses, and the inability to engage in certain business activity, as the case may be. These laws also limit investors' ability to affect a takeover or business combination without the approval of our insurance regulators.

Changes to laws and regulations, or the interpretation thereof could subject our insurance companies to increased loss reserves and capital requirements or more stringent regulation generally, which could materially adversely affect our financial condition and results of operations. Finally, changes to accounting standards and regulations may require modifications to our accounting methodology, both prospectively and for prior periods; such changes could have an adverse impact on our reported financial results and/or make it more difficult for investors to understand the economics of our business and may thus influence the types or volume of business that we may choose to pursue.

Our insurance companies could become subject to regulatory action.

Our insurance companies are subject to various statutory and regulatory restrictions that require them to maintain qualifying investments to support their reserves and required minimum surplus. Furthermore, our insurance companies may be restricted from making commutation or other payments if doing so would cause them to fail to meet such requirements, and the New York State Department of Financial Services ("NYSDFS") may impose other remedial actions on us as described further below to the extent our insurance companies do not meet such requirements.

Under New York Insurance Law ("NYIL"), the Superintendent of Financial Services (the "Superintendent") may apply for an order directing the rehabilitation or liquidation of a domestic insurance company under certain circumstances, including upon the insolvency of the company, if the company has willfully violated its charter or the NYIL, or if the company is found, after examination, to be in such condition that further transaction of business would be hazardous to its policyholders, creditors or the public. The Superintendent may also suspend an insurer's license, restrict its license authority, or limit the amount of premiums written in New York if, after a hearing, the Superintendent determines that the insurer's surplus to policyholders is not adequate in relation to its outstanding liabilities or financial needs. If the Superintendent were to take any such action as to National, it could result in the reduction or elimination of the payment of dividends to MBIA Inc.

In addition to the Superintendent's authority to commence a rehabilitation or liquidation proceeding, if the Superintendent finds that the liabilities of MBIA Insurance Corporation exceed its admitted assets, the Superintendent could use its authority under Section 1310 of the NYIL to order MBIA Insurance Corporation to cease making claims payments (a "1310 Order"). Continuing elevated loss payments and delay or failure in realizing expected recoveries as well as certain other factors may materially and adversely affect MBIA Insurance Corporation's liquidity and its ability to timely meet its insurance obligations, and could cause the NYSDFS to put MBIA Insurance Corporation into a rehabilitation or liquidation proceeding, or issue a 1310 Order, if it does not believe MBIA Insurance Corporation will be able to pay expected claims. See Risk Factor "An MBIA Insurance Corporation rehabilitation or liquidation proceeding could accelerate certain of the Company's other obligations and have other adverse consequences" under "MBIA Corp. Risk Factors" for the potential impacts of an MBIA Insurance Corporation rehabilitation or liquidation proceeding, or a 1310 Order.

Private litigation claims could materially adversely affect our reputation, business, results of operations and financial condition.

As further set forth in "Note 19: Commitments and Contingencies" in the Notes to Consolidated Financial Statements of MBIA Inc. and Subsidiaries in Part II, Item 8 of this Form 10-K, the Company and/or its subsidiaries are named as defendants in certain litigations, and in the ordinary course of business, may be a defendant in or party to a new or threatened legal action. Although the Company intends to vigorously defend against any current or future action, there can be no assurance that it will prevail in any such action, and any adverse ultimate outcome could result in a loss and/or have a material adverse effect on our reputation, business, results of operations or financial condition.

An ownership change under Section 382 of the Internal Revenue Code could have materially adverse tax consequences.

In connection with transactions in our shares from time to time, we may in the future experience an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. In general terms, an ownership change may result from transactions increasing the aggregate ownership of certain stockholders in our stock by more than 50 percentage points over a testing period (generally three years). If an ownership change were to occur, our ability to use certain tax attributes, including certain losses, credits, deductions or tax basis, may be limited. On May 2, 2018, MBIA Inc.'s shareholders ratified an amendment to the Company's By-Laws, which had been adopted earlier by MBIA Inc.'s Board of Directors. The amendment places restrictions on certain acquisitions of Company stock that otherwise may have increased the likelihood of an ownership change within the meaning of Section 382. The amendment generally prohibits a person from becoming a "Section 382 five-percent shareholder" by acquiring, directly or by attribution, 5% or more of the outstanding shares of the Company's common stock and will generally restrict existing "Section 382 five-percent shareholders" from increasing their ownership interest under Section 382 by more than one percentage point over their percentage stock ownership immediately prior to the effective date of the amendment or, if lower, their percentage thereafter. Nevertheless, there can be no assurance that MBIA Inc. will not undergo an ownership change at a time when these limitations could have a materially adverse effect on the Company's financial condition.

Changes in U.S. federal income tax law could materially adversely affect the value of the Company's net deferred tax asset.

MBIA Inc. carries a net deferred tax asset whose value is calculated by application of the federal corporate taxation rates in effect at the time of determination. Changes in applicable U.S. tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our net deferred tax asset. As a result of the Company having established a full valuation allowance against its net deferred tax asset in 2017, any adjustment to the Company's net deferred tax asset, will likely result in a corresponding change to the Company's valuation allowance, resulting in no impact to the Company's balance sheet or income statement.

Ineffective internal controls, including internal control over financial reporting, could materially and adversely affect our business, financial condition, results of operations and reputation.

We cannot be certain that we will not identify control deficiencies or material weaknesses in the future. If we fail to remediate a material weakness or fail to otherwise maintain effective internal control over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our common stock. Additionally, failure to remediate a material weakness or otherwise failing to maintain effective internal control over financial reporting may materially and adversely affect our business, financial condition, results of operations and reputation, and could impair our ability to timely file our periodic reports with the SEC, subject us to litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

Capital, Liquidity and Market Related Risk Factors

We are a holding company and rely to a significant degree on cash flow from National. A disruption in this cash flow or an inability to access third-party capital could materially and adversely affect our business, operating results and financial condition and ultimately adversely affect liquidity.

As a holding company, MBIA Inc. is largely dependent on dividends from National to pay principal and interest on our indebtedness and operating expenses, among other items. We expect that for the foreseeable future, National alone will be the source of dividends to the Company, and it is subject to various statutory and regulatory restrictions applicable to insurance companies generally, that limit the amount of cash dividends, loans and advances that it may pay. See "New York State Dividend Limitations" in Part 1, Item 1 and "Note 14: Insurance Regulations and Dividends" in the Notes to Consolidated Financial Statements of MBIA Inc. and Subsidiaries in Part II, Item 8 of this Form 10-K for a further discussion of dividends.

We may also from time to time seek to raise capital from external sources. The Company's access to external sources of financing, as well as the cost of such financing would be influenced by various factors, which could include (i) the long-term debt ratings of the Company, (ii) expected dividends from National, (iii) the financial condition and business prospects of our insurance companies and (iv) the perceptions of the financial strength of MBIA Inc. and our insurance companies. There can be no assurance that an inability to obtain adequate capital on favorable terms, or at all, would not adversely affect our business, operating results and financial condition.

Consequently, our inability to maintain access to capital on favorable terms could have an adverse impact on our ability to pay losses and debt obligations, to pay dividends on our capital stock, to pay principal and interest on our indebtedness, to pay our operating expenses and to make capital investments in our subsidiaries. In addition, future capital raises for equity or equity-linked securities could result in dilution to the Company's shareholders. Also, some securities that the Company could issue, such as preferred stock or securities issued by the Company's operating subsidiaries may have rights, preferences and privileges that are senior to those of its common shares.

MBIA Inc. has substantial indebtedness, and may incur additional indebtedness, which could adversely affect our financial condition, and/or our ability to obtain financing in the future, react to changes in our business and/or satisfy our obligations.

As of December 31, 2022, MBIA Inc. had $501 million of medium-term note liabilities, $277 million of Senior Notes liabilities and $233 million of investment agreement liabilities. Our substantial indebtedness and other liabilities could have material consequences because:

- we may be unable to obtain additional financing, should such a need arise, which may limit our ability to satisfy obligations with respect to our debt;

- a large portion of MBIA Inc.'s financial resources must be dedicated to the payment of principal and interest on our debt, thereby reducing the funds available to use for other purposes;

- it may be more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on, and acceleration of, such debt;

- we may be more vulnerable to general adverse economic and industry conditions;

- our ability to refinance debt may be limited or the associated costs may increase;

- our flexibility to adjust to changing market conditions could be limited; and

Item 1A. Risk Factors (continued)

- we are exposed to the risk of fluctuations in interest rates and foreign currency exchange rates because a portion of our liabilities are at variable rates of interest or denominated in foreign currencies.

Adverse developments in the credit markets may materially and adversely affect MBIA Inc.'s ability to post collateral and meet other liquidity needs.

Currently, a significant portion of the cash and securities of MBIA Inc. are pledged against investment agreement liabilities, intercompany financing arrangements and derivatives, which limit its ability to raise liquidity through asset sales. If the market value or rating eligibility of the assets which are pledged against MBIA Inc.'s obligations were to decline, we would be required to pledge additional eligible assets in order to meet minimum required collateral amounts against these liabilities. In such an event, we may sell assets, potentially with substantial losses, finance unencumbered assets through intercompany facilities, or use free cash or other assets, although there can be no assurance that these strategies will be available or adequate to meet liquidity requirements.

The level of interest rates and foreign currency exchange rates, and the discontinuance of certain interbank offered rates, could materially and adversely affect our financial condition.

Increases in prevailing interest rate levels can adversely affect the value of our investment portfolios and, therefore, our financial condition. In the event that investments must be sold in order to make payments on insured exposures or other liabilities, such investments would likely be sold at discounted prices. Increases in interest rates also adversely affect the values of investments collateralizing our investment agreement liabilities in our corporate operations, which would require the Company to post additional collateral to its counterparties. In the insurance operations, with respect to credit risk, increasing interest rates could lead to increased stress on transactions in our insured portfolio with floating rate liabilities. Increasing interest rates could also result in a lower present value of salvage reserves while declining interest rates could result in a higher present value of future loss payments.

Lower interest rates can result in lower net interest income since a substantial amount of assets are now held in cash and cash equivalents given the increased focus on liquidity. Lower interest rates would also adversely impact the value of our interest rate swap contracts in our corporate operations, and would require the Company to post additional collateral to its counterparties.

Further, a number of our debt issuances, interest rate swap contracts and financial investments are indexed to an interbank offered rate, including the London Interbank Offered Rate ("LIBOR"), and the assets or liabilities related to insured credit transactions may be indexed to LIBOR, as the applicable reference rate. In July 2017, The U.K. Financial Conduct Authority announced that after 2021, it will no longer persuade or require banks to submit rates for LIBOR. Subsequently, on November 30, 2020, ICE Benchmark Administration, the administrator for LIBOR, announced plans to cease publication (i) immediately after December 31, 2021 of one week and two month USD LIBOR settings and (ii) immediately following the LIBOR publication on June 30, 2023 of the remaining USD LIBOR settings i.e., overnight and one, three, six and twelve month settings. On March 15, 2022, President Biden signed legislation into law that includes the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") to establish a clear and uniform process for replacing LIBOR in existing contracts and preclude litigation, among other things. As a general matter, the LIBOR Act provides that on the first London banking day after June 30, 2023, a benchmark replacement recommended by the Board of Governors of the Federal Reserve System (the "Board") will automatically replace the USD LIBOR benchmark in existing contracts that (after disregarding certain types of fallback provisions invalidated by the LIBOR Act) contain no LIBOR fallback provisions or contain LIBOR fallback provisions that identify neither a benchmark replacement nor a person with authority to determine a benchmark replacement. The Board-recommended benchmark replacement will be based on the Secured Overnight Financing Rate ("SOFR") published by the Federal Reserve Bank of New York, including any recommended spread adjustment and benchmark replacement conforming changes. The Federal Reserve Board adopted a final rule in December 2022 that implements the LIBOR Act by identifying benchmark rates based on SOFR that will replace LIBOR in certain financial contracts after June 30, 2023. Pursuant to the LIBOR Act and the regulations, the Board has identified (i) the one-, three, six-, or 12-month CME Term SOFR *plus* (ii) the applicable tenor spread adjustment specified in the LIBOR Act, as the board selected benchmark replacement for references to the corresponding one-, three-, six-, and 12-month LIBOR in contracts governing a cash transaction that is not a consumer loan, an FHFA-regulated-entity contract or a FFELP ABS, as referenced in the LIBOR Regulations.

19

These announcements, among other developments, about the discontinuance of LIBOR as a benchmark rate may adversely affect the value of, return on and trading market for our financial assets and liabilities that are based on or are linked to LIBOR. Furthermore, there can be no assurance that we and other market participants will be adequately prepared for the discontinuation of LIBOR which could have an unpredictable impact on contractual mechanics that could also produce an adverse economic impact.

In addition, the Company is exposed to foreign currency exchange rate fluctuation risk in respect of assets and liabilities denominated in currencies other than U.S. dollars. In addition to insured liabilities denominated in foreign currencies, some of the remaining liabilities in our corporate segment are denominated in currencies other than U.S. dollars and the assets of our corporate segment are predominantly denominated in U.S. dollars. Accordingly, the weakening of the U.S. dollar versus foreign currencies could substantially increase our potential obligations and statutory capital exposure. Conversely, the Company makes investments denominated in a foreign currency and the weakening of the foreign currency versus the U.S. dollar will diminish the value of such non-U.S. dollar denominated asset. Exchange rates have fluctuated significantly in recent periods and may continue to do so in the future, which could adversely impact the Company's financial position, results of operations and cash flows.

MBIA Corp. Risk Factors

As described further and for the reasons stated herein, we believe that MBIA Corp. will not provide significant economic or shareholder value to MBIA Inc. For additional information on MBIA Corp., refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—International and Structured Finance Insurance" in Part II, Item 7 of this Form 10-K. Additionally, also as described further herein, given the separation of MBIA Inc. and MBIA Corp. as distinct legal entities, the absence of any cross defaults between the entities, and the lack of reliance by MBIA Inc. on MBIA Corp. for the receipt of dividends, we do not believe that a rehabilitation or liquidation proceeding of MBIA Insurance Corporation by the NYSDFS would have any material economic impact on the financial condition or liquidity of MBIA Inc. However, there can be no assurance that the financial condition or a rehabilitation or liquidation proceeding of MBIA Insurance Corporation would not have an adverse impact on MBIA Inc. The risk factors described below with respect to MBIA Corp. are set forth for that reason, as well as for an independent understanding of the risks to MBIA Corp.

Continuing elevated loss payments and delay or failure in realizing expected recoveries on insured transactions may materially and adversely affect MBIA Insurance Corporation's statutory capital and its ability to meet liquidity needs and could cause the NYSDFS to put MBIA Insurance Corporation into a rehabilitation or liquidation proceeding if the NYSDFS concludes that MBIA Insurance Corporation will not be able to pay expected claims.

MBIA Insurance Corporation is particularly sensitive to the risk that it will not have sufficient capital or liquid resources to meet contractual payment obligations when due or to make settlement payments in order to terminate insured exposures to avoid losses. While management's expected liquidity and capital forecasts for MBIA Insurance Corporation reflect adequate resources to pay expected claims, there are risks to the capital and liquidity forecasts as MBIA Insurance Corporation's remaining insured exposures and its expected salvage recoveries are potentially volatile. Such volatility exists in salvage that MBIA Insurance Corporation may collect, including in particular recoveries on loans and equity interests related to the claims it paid in respect of the insured notes issued by Zohar collateralized debt obligation ("CDO") 2003-1, Limited and Zohar II 2005-1 CDO (collectively, the "Zohar Recoveries"), and the exposure in its remaining insured portfolio, which could deteriorate and result in significant additional loss reserves and claim payments, including claims on insured exposures that in some cases may require large bullet payments.

While MBIA Insurance Corporation believes that it will receive a substantial recovery on the Zohar Recoveries, there still remains significant uncertainty with respect to the realizable value of these assets.

If the Zohar Recoveries fall below our expectations, MBIA Insurance Corporation would likely incur additional and potentially substantial losses, which could materially impair its statutory capital and liquidity. Further, MBIA Insurance Corporation believes that if the NYSDFS concludes at any time that MBIA Insurance Corporation will not be able to satisfy its obligations under its other issued policies, the NYSDFS would likely put MBIA Insurance Corporation into a rehabilitation or liquidation proceeding under Article 74 of the NYIL and/or take such other actions as the NYSDFS may deem necessary to protect the interests of MBIA Insurance Corporation's policyholders. The determination to commence such a proceeding or take other such actions is within the exclusive control of the NYSDFS. The NYSDFS enjoys broad discretion in this regard, and any determination they may make would not be limited to consideration of the matters described above. As noted, however, given the separation of MBIA Inc. and MBIA Corp. as distinct legal entities, the absence of any cross defaults between the entities, and the lack of reliance by MBIA Inc. on MBIA Corp. for the receipt of dividends, we do not believe that a rehabilitation or liquidation proceeding of MBIA Insurance Corporation by the NYSDFS would have any material economic long-term liquidity impact on MBIA Inc.

MBIA Corp. insures certain transactions that continue to perform poorly and increased losses or a delay or failure in collecting expected recoveries may materially and adversely affect its financial condition and results of operations.

MBIA Corp. insures certain structured finance transactions that remain volatile and could result in additional losses, which could be substantial. MBIA Corp. has also recorded significant loss reserves on its residential mortgage-backed securities ("RMBS") and collateralized debt obligation ("CDO") exposures, and there can be no assurance that these reserves will be sufficient, in particular if the economy deteriorates. These transactions are also subject to servicer risk, which relates to problems with the transaction's servicer that could adversely affect performance of the underlying assets. As of December 31, 2022, MBIA Corp. recorded expected RMBS recoveries of $63 million, including recoveries related to consolidated VIEs, on our RMBS transactions, in reimbursement of our past and future expected claims. Of this amount, $23 million is included in "Insurance loss recoverable" and $40 million is included in "Loss and loss adjustment expense reserves" on the Company's consolidated balance sheets. RMBS recoveries relate to structural features within the trust structures that allow for the Company to be reimbursed for prior claims paid. These reimbursements for specific trusts include recoveries that are generated from the excess spread of the transactions. Excess spread within insured RMBS securitizations is the difference between interest inflows on mortgage loan collateral and interest outflows on the insured RMBS notes. There can be no assurance that this recovery will be received in its entirety or in the expected timeframe.

An MBIA Insurance Corporation rehabilitation or liquidation proceeding could accelerate certain of the Company's other obligations and have other adverse consequences.

As noted above, MBIA Insurance Corporation continues to face a number of significant risks and contingencies, which could, if realized, result in MBIA Insurance Corporation being placed into a rehabilitation or liquidation proceeding by the NYSDFS. In the event of an MBIA Insurance Corporation rehabilitation or liquidation proceeding, the Company may be subject to, among other things, the following:

- MTNs issued by MBIA Global Funding LLC ("GFL"), which are insured by MBIA Insurance Corporation, would accelerate. To the extent GFL failed to pay the accelerated amounts under the GFL MTNs, the MTN holders would have policy claims against MBIA Insurance Corporation for scheduled payments of interest and principal;

- An MBIA Insurance Corporation proceeding may accelerate certain investment agreements issued by MBIA Inc., including, in some cases, with make-whole payments. While the investment agreements are fully collateralized with high quality collateral, the settlements of these amounts could reduce MBIA Inc.'s liquidity resources, and to the extent MBIA Inc. fails to pay the accelerated amounts under these investment agreements or the collateral securing these investment agreements is deemed insufficient to pay the accelerated amounts due, the holders of the investment agreements would have policy claims against MBIA Insurance Corporation;

- The payment of installment premiums due to National from MBIA Insurance Corporation under the reinsurance agreement between National and MBIA Insurance Corporation (Refer to Item 1, "Our Insurance Operations", "Reinsurance" for a description of the agreement) could be disrupted, delayed or subordinated to the claims of policyholders of MBIA Insurance Corporation;

- The rehabilitator or liquidator would replace the Board of Directors of MBIA Insurance Corporation and take control of the operations and assets of MBIA Insurance Corporation, which would result in the Company losing control of MBIA Insurance Corporation and possible changes to MBIA Insurance Corporation's strategies and management; and

- Unplanned costs on MBIA Inc., as well as significant additional expenses for MBIA Insurance Corporation arising from the appointment of a rehabilitator or liquidator, as receiver, and payment of the fees and expenses of the advisors to such rehabilitator or liquidator.

Revenues and liquidity would be adversely impacted by a decline in realization of installment premiums.

Due to the installment nature of a significant percentage of its premium income, MBIA Corp. has an embedded future revenue stream. The amount of installment premiums actually realized by MBIA Corp. could be reduced in the future due to factors such as early termination of insurance contracts, accelerated prepayments of underlying obligations, commutation of existing financial guarantee insurance policies or non-payment. Such a reduction would result in lower revenues and reduced liquidity.

<u>General Risk Factors</u>

Interruption in information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, could harm our business.

We depend heavily on our information technology and other operational systems and on the integrity and timeliness of data we use to run our businesses. These systems may fail to operate properly or become disabled as a result of events or circumstances wholly or partly beyond our control. Further, we face the risk of operational and technology failures by others, including various financial intermediaries, vendors and parties to which we outsource the provision of services or business operations. If this risk is realized, we may experience operational difficulties, increased costs and other adverse effects on our business.

Despite our implementation and maintenance of a cybersecurity program which includes a variety of security measures, our information technology systems, networks and data could be subject to cyber-attacks or physical break-ins, unauthorized tampering or other security breaches, resulting in a failure to maintain the security, confidentiality or privacy of sensitive information.

Interruption in information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, whether due to actions or inactions by us or others, could delay or disrupt our ability to do business, harm our reputation, subject us to regulatory sanctions and other claims, lead to a loss of revenues and/or otherwise adversely affect our business.

The Company is dependent on key executives and the loss of any of these executives, or its inability to retain other key personnel, could adversely affect its business.

The Company's success substantially depends upon its human capital management including its ability to retain qualified employees and upon the ability of its senior management and other key employees to implement its business strategy. The Company believes there are only a limited number of available qualified executives in the business lines in which the Company operates. The Company relies substantially upon the services of William C. Fallon, Chief Executive Officer, and other senior executives. There is no assurance that the Company will be able to retain the services of key executives. While the Company has a succession plan for key executives and does not expect the departure of any key executives to have a material adverse effect on its operations, there can be no assurance that the loss of the services of any of these individuals or other key members of the Company's management team would not adversely affect the implementation of its business strategy.

Item 1B. Unresolved Staff Comments

The Company from time to time receives written comments from the staff of the SEC regarding its periodic or current reports under the Securities Exchange Act of 1934, as amended. There are no comments that remain unresolved that the Company received more than 180 days before the end of the year to which this report relates.

Item 2. Properties

The Company maintains office space located in Purchase, New York, in which the Company, National, MBIA Corp., and MBIA Services Corporation have their headquarters. The Company also leases office space in Mexico City, Mexico. The Company generally believes that these facilities are adequate and suitable for its current needs.

Item 3. Legal Proceedings

For a discussion of the Company's litigation and related matters, see "Note 19: Commitments and Contingencies" in the Notes to Consolidated Financial Statements of MBIA Inc. and Subsidiaries in Part II, Item 8. In the normal course of operating its businesses, MBIA Inc. may be involved in various legal proceedings. As a courtesy, the Company posts on its website under the section "Legal Proceedings," selected information and documents in reference to selected legal proceedings in which the Company is the plaintiff or the defendant. The Company will not necessarily post all documents for each proceeding and undertakes no obligation to revise or update them to reflect changes in events or expectations. The complete official court docket can be publicly accessed by contacting the clerk's office of the respective court where each litigation is pending.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the New York Stock Exchange under the symbol "MBI." As of February 21, 2023, there were 221 shareholders of record of the Company's common stock. The Company did not pay cash dividends on its common stock during 2022 or 2021. For information on the ability for certain subsidiaries of the Company to transfer funds to the Company in the form of cash dividends or otherwise, refer to "Item 1. Business—Insurance Regulation" in this annual report.

During 2022 and 2021, the Company or National did not purchase or repurchase any shares. During 2020, the Company or National purchased or repurchased 26.4 million shares at a cost of $198 million under the repurchase authorization approved by the Company's Board of Directors (the "Board") in May 2020 and November 2017 and exhausted these share repurchase authorizations.

The table below presents repurchases made by the Company or National in each month during the fourth quarter of 2022. See "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in Part III for a further discussion of securities authorized for issuance under long-term incentive plans.

Month	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Amount That May Be Purchased Under the Plan (in millions)
October	7,968	9.49	—	$ —
November	98	12.11	—	—
December	92	12.76	—	—

[1] Represents 113 shares in October, 98 shares in November and 92 shares in December repurchased in open market transactions as investments in the Company's non-qualified deferred compensation plan. In October, 7,855 shares were repurchased by the Company in open market transactions for settling awards under the Company's long term incentive plan.

As of December 31, 2022, 283,186,115 shares of Common Stock of the Company, par value $1 per share, were issued and 54,852,671 shares were outstanding.

Stock Performance Graph The following graph compares the cumulative total shareholder return (rounded to the nearest whole dollar) of our common stock, the S&P 500 Index ("S&P 500 Index") and the S&P 500 Financials Sector Index ("S&P Financials Index") for the last five fiscal years. The graph assumes a $100 investment at the closing price on December 31, 2022 and reinvestment of dividends in the security/index on the respective dividend payment dates without commissions. This graph does not forecast future performance of our common stock.

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities (continued)***



	2017	2018	2019	2020	2021	2022
MBIA Inc. Common Stock	100.00	121.86	127.05	89.89	215.71	175.54
S&P 500 Index	100.00	95.61	125.71	148.83	191.51	156.79
S&P Financials Index	100.00	86.96	114.87	112.84	152.19	136.11

Source: Bloomberg Finance L.P.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations of MBIA Inc. should be read in conjunction with the other sections of this Form 10-K. In addition, this discussion and analysis of financial condition and results of operations includes statements of the opinion of MBIA Inc.'s management which may be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Refer to "Risk Factors" in Part II, Item 1A and "Forward-Looking and Cautionary Statements" and "Risk Factors" in Part I, Item 1A of this Form 10-K for a further discussion of risks and uncertainties.

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021 results. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 results not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

OVERVIEW

MBIA Inc., together with its consolidated subsidiaries, (collectively, "MBIA", the "Company", "we", "us", or "our") operates within the financial guarantee insurance industry. MBIA manages its business within three operating segments: 1) United States ("U.S.") public finance insurance; 2) corporate; and 3) international and structured finance insurance. Our U.S. public finance insurance portfolio is managed through National Public Finance Guarantee Corporation ("National"), our corporate segment is managed through MBIA Inc. and several of its subsidiaries, including our service company, MBIA Services Corporation ("MBIA Services"), and our international and structured finance insurance business is primarily managed through MBIA Insurance Corporation and its subsidiaries ("MBIA Corp.").

National's primary objectives are to maximize the performance of its existing insured portfolio through effective surveillance and remediation activity and effectively manage its investment portfolio. Our corporate segment consists of general corporate activities, including providing support services to MBIA's operating subsidiaries and asset and capital management. MBIA Corp.'s primary objectives are to satisfy all claims by its policyholders and to maximize future recoveries, if any, for its surplus note holders, and then its preferred stock holders. MBIA Corp. is executing this strategy by, among other things, taking steps to maximize the collection of recoveries and reducing and mitigating potential losses on its insurance exposures. We do not expect National or MBIA Corp. to write significant new business. The Company has also announced its retention of a financial advisor to assist in exploring strategic alternatives that could enhance shareholder value.

Economic Environment

U.S. economic activity indicators point to modest growth in spending and production, with robust job gains and a low unemployment rate. Inflation remains elevated. The Ukraine and Russia conflict continues to cause human and economic hardship, which is creating upward pressure on inflation and is weighing on global economic activity. With the Federal Open Market Committee ("FOMC") seeking to achieve maximum employment and 2% inflation, the FOMC has increased its target range for the federal funds rate to 4.50% to 4.75% at its most recent meetings. Economic and financial market trends could impact the Company's financial results. Economic improvement at the state and local level strengthens the credit quality of the issuers of our insured municipal bonds, improves the performance of our insured U.S. public finance portfolio and could reduce the amount of National's potential incurred losses. Also, higher energy and oil prices could have an adverse impact on certain sales taxes to the extent consumer spending decreases as a result. Some states and municipalities may experience a decrease in revenues if their economies are reliant on the oil and gas industries. In addition, higher projected interest rates could adversely affect the values of our Company's investment portfolio, but increase investment portfolio yield and income, increase the value of the Company's interest rate swaps, and decrease the present value of loss reserves.

We do not insure any sovereign or sub-sovereign debt of Russia or Ukraine. Additionally, we have an immaterial amount of direct or indirect Russian or Ukraine debt holdings in our investment portfolios and have recorded realized and unrealized losses on these investments in 2022. Refer to the following "Results of Operations—U.S. Public Finance Insurance Segment" section for additional information on these credit losses.

OVERVIEW (continued)

2022 Business Developments

The following is a summary of 2022 business developments:

Puerto Rico

- During 2022, the Commonwealth of Puerto Rico and certain of its instrumentalities ("Puerto Rico") defaulted on scheduled debt service for National insured bonds and National paid gross claims in the aggregate of $189 million. As of December 31, 2022, National had $1.0 billion of debt service outstanding related to Puerto Rico, of which $945 million related to the Puerto Rico Electric Power Authority ("PREPA"). On January 1, 2023, PREPA defaulted on scheduled debt service for National insured bonds and National paid gross claims in the aggregate of $18 million.

PREPA

- On March 8, 2022, the Puerto Rico Fiscal Agency and Financial Advisory Authority ("AAFAF") and PREPA terminated the pending restructuring support agreement. On April 8, 2022, the Court appointed a new panel of judges to commence mediation among the Financial Oversight and Management Board for Puerto Rico (the "Oversight Board"), the Ad Hoc creditor group of holders of PREPA Senior Bonds, Assured, National and Syncora. The mediation initially terminated on September 16, 2022; however on September 29, 2022 the Court entered an order restarting mediation through January 31, 2023. Mediation was further continued until April 28, 2023. On January 31, 2023, National entered into the PREPA Plan Support Agreement ("PREPA PSA") with the Oversight Board, on behalf of itself and as the sole Title III representative of PREPA. An amended reorganization plan for PREPA and related disclosure statement, including the PREPA PSA, was filed on February 9, 2023. There is no assurance the amended plan of adjustment will ultimately be confirmed and go effective.

- As of December 31, 2022, National had sold approximately 35% of its PREPA bankruptcy claims related to insurance claims paid on matured National-insured PREPA bonds. These sales monetized a portion of National's salvage asset and reduced potential volatility and ongoing risk of remediation around the PREPA credit.

GO and HTA

- On February 22, 2021, National agreed to join a plan support agreement, dated as of February 22, 2021 (the "GO PSA"), among the Oversight Board, certain holders of Puerto Rico Commonwealth GO ("GO") Bonds and Puerto Rico Public Buildings Authority ("PBA") bonds, Assured Guaranty Corp. and Assured Guaranty Municipal Corp, and Syncora Guarantee Inc. in connection with the Puerto Rico Commonwealth GO ("GO") and PBA Title III cases. The GO PSA went effective and was implemented on March 15, 2022; among other things, National received cash, including certain fees, newly issued General Obligation bonds ("GO Bonds") and a contingent value instrument ("CVI") totaling approximately $1.0 billion. The CVI is intended to provide creditors with additional recoveries based on potential outperformance of Puerto Rico 5.5% Sales and Use Tax receipts based on the projections in the 2020 certified fiscal plan, subject to certain caps. Subsequent to the GO PSA implementation, National made $277 million of acceleration and commutation payments pursuant to the GO PSA. Accordingly, National's GO and PBA gross par outstanding and debt service outstanding have been reduced to zero from approximately $380 million and $495 million, respectively.

- On April 12, 2021, National, Assured Guaranty Corp., Assured Guaranty Municipal Corp. and the Oversight Board reached an agreement in principle settling certain clawback claims and providing for a distribution of cash, bonds and a CVI to Puerto Rico Highway and Transportation Authority ("HTA") bondholders subject to completing negotiations on a plan support agreement in respect of a plan of adjustment (the "HTA PSA"). On May 5, 2021, National, Assured Guaranty Corp., Assured Guaranty Municipal Corp. and the Oversight Board entered into the HTA PSA. On May 2, 2022, the Oversight Board filed the Title III Plan of Adjustment for the Puerto Rico Highways and Transportation Authority (the "HTA Plan"), together with the Disclosure Statement and supporting documents. On June 22, 2022, the Disclosure Statement was approved by the Court. During July of 2022, National received $33 million of cash and $358 million face amount of CVI relating to HTA. The Court entered the HTA confirmation

OVERVIEW (continued)

order on October 12, 2022, and the HTA Plan became effective on December 6, 2022. National received an additional $46 million of cash and $177 million face amount of newly issued HTA bonds. Subsequent to the HTA Plan effective date, National made $556 million of acceleration and commutation payments pursuant to the HTA PSA. Accordingly, National's HTA gross par outstanding and debt service outstanding have been reduced to zero from approximately $581 million and $909 million, respectively.

Refer to the following "U.S. Public Finance Insurance Puerto Rico Exposures" section for additional information on our Puerto Rico exposures.

Zohar CDOs

•   Pursuant to a plan of liquidation that became effective in August of 2022, MBIA Corp.'s interest in the remaining collateral of the Zohar collateralized debt obligation ("CDO") 2003-1, Limited ("Zohar I") and Zohar II 2005-1, Limited ("Zohar II") (collectively, the "Zohar CDOs") was distributed to MBIA Corp. either directly or in the form of interests in certain asset recovery entities. Refer to "Note 1: Business Developments and Risks and Uncertainties" and "Note 6: Loss and Loss Adjustment Expense Reserves" in the Notes to Consolidated Financial Statements for a further discussion of the Zohar CDOs.

RESULTS OF OPERATIONS

Summary of Consolidated Results

The following table presents a summary of our consolidated financial results for the years ended December 31, 2022, 2021 and 2020. Refer to the "Liquidity and Capital Resources—Capital Resources—Insurance Statutory Capital" section for a discussion of National's and MBIA Insurance Corporation's capital position under statutory accounting principles ("U.S. STAT").

		Years Ended December 31,				
In millions except for per share, percentage and share amounts	**2022**		**2021**		**2020**	
Total revenues	$	154	$	189	$	282
Total expenses		302		634		860
Income (loss) from continuing operations before income taxes		(148)		(445)		(578)
Provision (benefit) for income taxes		1		—		—
Net income (loss) from continuing operations		(149)		(445)		(578)
Income (loss) from discontinued operations, net of income taxes		(54)		—		—
Net income (loss)		(203)		(445)		(578)
Less: Net income (loss) from discontinued operations attributable to noncontrolling interests		(8)		—		—
Net income (loss) attributable to MBIA Inc.	$	(195)	$	(445)	$	(578)
Net income (loss) per basic and diluted common share attributable to MBIA Inc.	$	(3.92)	$	(8.99)	$	(9.78)
Adjusted net income (loss)[1]	$	(145)	$	(261)	$	(173)
Adjusted net income (loss) per diluted share[1]	$	(2.90)	$	(5.27)	$	(2.93)
Weighted average basic and diluted common shares outstanding		49,803,739		49,472,281		59,071,843

(1)—Adjusted net income (loss) and adjusted net income (loss) per diluted share are non-GAAP measures. Refer to the following Non-GAAP Adjusted Net Income (Loss) section for a discussion of adjusted net income (loss) and adjusted net income (loss) per diluted share and a reconciliation of GAAP net income (loss) to adjusted net income (loss) and GAAP net income (loss) per diluted share to adjusted net income (loss) per diluted share.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

RESULTS OF OPERATIONS (continued)

2022 vs. 2021 GAAP Results

Income (loss) from Continuing Operations Before Income Taxes

The decrease in consolidated total revenues was principally due to losses from fair valuing investments, sales of investments and impairing investments to fair value for investments we intend to sell, as well as lower gains from extinguishing debt and a decrease in net premiums earned. 2022 includes $51 million of losses from fair valuing investments, $41 million of net realized losses from investments sold and $21 million of impairments on investments as a result of our intent to sell these securities before they recover their cost bases. In addition, in 2021, revenues included $30 million of gains on the extinguishment of debt compared with $4 million in 2022 and net premiums earned decreased $21 million in 2022 primarily due to the acceleration of premium earnings from the termination of an international public finance insurance policy in 2021. These unfavorable changes in revenues were partially offset by fair value gains on interest rate swaps, an increase in net gains of consolidated variable interest entities ("VIEs") and an increase in net investment income. Fair value gains on our interest rate swaps for 2022 was $89 million compared with gains of $36 million for 2021. The favorable variance was due to a larger increase in interest rates in 2022. Net gains on our consolidated VIEs for 2022 was $5 million compared with net losses of $23 million for 2021. The favorable change in VIE revenue was primarily due to gains in 2022 from the settlement of litigation and 2021 included $14 million of losses from the deconsolidation of VIEs with no comparable loss in 2022. Net investment income increased $33 million compared with 2021 primarily due to higher average asset balances and higher yields on investments in 2022.

Consolidated total expenses for 2022 and 2021 included net insurance losses and loss adjustment expense ("LAE") of $38 million and $350 million, respectively. The decrease in losses and LAE was primarily due to favorable changes from insured CDOs, an incurred benefit from increases in risk-free interest rates on the present value of first-lien RMBS loss reserves in 2022 and a decrease in net losses and LAE on certain Puerto Rico insured credits to reflect actual and anticipated settlement. Refer to the following "Losses and Loss Adjustment Expenses" sections in the Results of Operations of our U.S. Public Finance Insurance and International and Structured Finance Insurance segments for additional information on our insurance losses and LAE. Operating expense decreased in 2022 compared with 2021 primarily due to a decrease in compensation expense related to the Company's deferred compensation plan and lower litigation expenses.

Provision for Income Taxes

For 2022 and 2021, our effective tax rate applied to our loss before income taxes was below the the U.S. statutory tax rate of 21% due to the full valuation allowance on the changes in our net deferred tax asset, which includes our net operating loss ("NOL").

As of December 31, 2022 and 2021, the Company's valuation allowance against its net deferred tax asset was $1.2 billion and $1.1 billion, respectively. Notwithstanding the full valuation allowance on its net deferred tax asset, the Company believes that it may be able to use some of its net deferred tax asset before the expirations associated with that asset based upon expected earnings at National. Accordingly, the Company will continue to re-evaluate its net deferred tax asset on a quarterly basis. There is no assurance that the Company will reverse any of its valuation allowance on its net deferred tax asset in the future. Refer to "Note 11: Income Taxes" in the Notes to Consolidated Financial Statements for a further discussion of income taxes, including the valuation allowance against the Company's net deferred tax asset and its accounting for tax uncertainties.

Income (loss) from discontinued operations, net of income taxes

The Company classifies certain portfolio companies that the Company acquired from the Zohar CDOs bankruptcy distribution as discontinued operations. Included in this amount are the results of operations for the period from August 2, 2022 to December 31, 2022. In addition, during the fourth quarter of 2022, the Company received new information relating to the net value of a portfolio company which resulted in the Company recognizing a loss of $54 million on its net assets held for sale. Refer to "Note 1: Business Developments and Risks and Uncertainties" in the Notes to Consolidated Financial Statements for a further discussion of our discontinued operations.

RESULTS OF OPERATIONS (continued)

Non-GAAP Adjusted Net Income (Loss)

In addition to our results prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we also analyze the operating performance of the Company using adjusted net income (loss) and adjusted net income (loss) per diluted common share, both non-GAAP measures. Since adjusted net income (loss) is used by management to assess performance and make business decisions, we consider adjusted net income (loss) and adjusted net income (loss) per diluted common share fundamental measures of periodic financial performance which are useful in understanding our results. Adjusted net income (loss) and adjusted net income (loss) per diluted common share are not substitutes for net income (loss) and net income (loss) per diluted common share determined in accordance with GAAP, and our definitions of adjusted net income (loss) and adjusted net income (loss) per diluted common share may differ from those used by other companies.

Adjusted net income (loss) and adjusted net income (loss) per diluted common share include the after-tax results of the Company and remove the after-tax results of our international and structured finance insurance segment, comprising the results of MBIA Corp. and its discontinued operations net of noncontrolling interest and income taxes, which given MBIA Corp.'s capital structure and business prospects, we do not expect its financial performance to have a material economic impact on MBIA Inc., as well as adjusting the following:

- *Mark-to-market gains (losses) on financial instruments* – We remove the impact of mark-to-market gains (losses) on financial instruments such as interest rate swaps, investment securities and hybrid financial instruments. These amounts fluctuate based on market interest rates, credit spreads and other market factors.

- *Foreign exchange gains (losses)* – We remove foreign exchange gains (losses) on the remeasurement of certain assets and liabilities and transactions in non-functional currencies. Given the possibility of volatility in foreign exchange markets, we exclude the impact of foreign exchange gains (losses) to provide a measurement of comparability of adjusted net income (loss).

- *Net realized investment gains (losses), impaired securities and extinguishment of debt* – We remove realized gains (losses) on the sale of investments, net investment losses related to impairment of securities and net gains (losses) on extinguishment of debt since the timing of these transactions are subject to management's assessment of market opportunities and conditions and capital liquidity positions.

- *Income taxes* – We apply a zero effective tax rate for federal income tax purposes to our pre-tax adjustments, if applicable, consistent with our consolidated effective tax rate.

30

RESULTS OF OPERATIONS (continued)

The following table presents our adjusted net income (loss) and adjusted net income (loss) per diluted common share and provides a reconciliation of GAAP net income (loss) to adjusted net income (loss) for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,		
In millions, except share and per share amounts	**2022**	**2021**	**2020**
Net income (loss)	$ (195)	$ (445)	$ (578)
Less: adjusted net income adjustments:			
Income (loss) from discontinued operations, net of income taxes	(46)	—	—
Income (loss) before income taxes of our international and structured finance insurance segment and eliminations	(20)	(283)	(391)
Adjustments to income before income taxes of our U.S. public finance insurance and corporate segments:			
Mark-to-market gains (losses) on financial instruments[1]	58	39	(27)
Foreign exchange gains (losses)[1]	15	25	(35)
Net realized investment gains (losses)	(40)	5	48
Net gains (losses) on extinguishment of debt	5	30	—
Net investment losses related to impairments of securities[2]	(21)	—	—
Adjusted net income adjustment to the (provision) benefit for income tax	(1)	—	—
Adjusted net income (loss)	$ (145)	$ (261)	$ (173)
Adjusted net income (loss) per diluted common share[3]	$(2.90)	$(5.27)	$(2.93)

(1)—Reported within "Net gains (losses) on financial instruments at fair value and foreign exchange" on the Company's consolidated statements of operations.
(2)—Reported within "Other net realized gains (losses)" on the Company's consolidated statements of operations.
(3)—Adjusted net income (loss) per diluted common share is calculated by taking adjusted net income (loss) divided by GAAP weighted average number of diluted common shares outstanding.

Book Value Adjustments Per Share

In addition to GAAP book value per share, for internal purposes management also analyzes adjusted book value ("ABV") per share, changes to which we view as an important indicator of financial performance. ABV is also used by management in certain components of management's compensation. Since many of the Company's investors and analysts continue to use ABV to evaluate MBIA's share price and as the basis for their investment decisions, we present GAAP book value per share as well as the individual adjustments used by management to calculate its internal ABV metric.

Management adjusts GAAP book value to remove the book value of MBIA Corp., its discontinued operations, and for certain items which the Company believes will reverse from GAAP book value through GAAP earnings and comprehensive income, as well as add in the impact of certain items which the Company believes will be realized in GAAP book value in future periods. The Company has limited such adjustments to those items that it deems to be important to fundamental value and performance and for which the likelihood and amount can be reasonably estimated. The following provides a description of management's adjustments to GAAP book value:

- *Negative Book value of MBIA Corp.* – We remove the negative book value of MBIA Corp., including its discontinued operations based on our view that given MBIA Corp.'s current financial condition, the regulatory regime in which it operates, the priority given to its policyholders, surplus note holders and preferred stock holders with respect to the distribution of assets, and its legal structure, it is not and will not likely be in a position to upstream any economic benefit to MBIA Inc. Further, MBIA Inc. does not face any material financial liability arising from MBIA Corp.

- *Net unrealized (gains) losses on available-for-sale ("AFS") securities excluding MBIA Corp.* – We remove net unrealized gains and losses on AFS securities recorded in accumulated other comprehensive income since they will reverse from GAAP book value when such securities mature. Gains and losses from sales and impairments of AFS securities are recorded in book value through earnings.

RESULTS OF OPERATIONS (continued)

• *Net unearned premium revenue in excess of expected losses of National* - We include net unearned premium revenue in excess of expected losses. Net unearned premium revenue in excess of expected losses consists of the financial guarantee unearned premium revenue of National in excess of expected insurance losses, net of reinsurance and deferred acquisition costs. In accordance with GAAP, a loss reserve on a financial guarantee policy is only recorded when expected losses exceed the amount of unearned premium revenue recorded for that policy. As a result, we only add to GAAP book value the amount of unearned premium revenue in excess of expected losses for each policy in order to reflect the full amount of our expected losses. The Company's net unearned premium revenue will be recognized in GAAP book value in future periods, however, actual amounts could differ from estimated amounts due to such factors as credit defaults and policy terminations, among others.

Since the Company has a full valuation allowance against its net deferred tax asset and a zero consolidated effective tax rate, the book value per share adjustments reflect a zero effective tax rate.

The following table provides the Company's GAAP book value per share and management's adjustments to book value per share used in our internal analysis:

In millions except share and per share amounts	As of December 31, 2022	As of December 31, 2021
Total shareholders' equity of MBIA Inc.	$ (882)	$ (313)
Common shares outstanding	54,852,671	54,556,112
GAAP book value per share	$ (16.07)	$ (5.73)
Management's adjustments described above:		
Remove negative book value per share of MBIA Corp.	(37.76)	(35.94)
Remove net unrealized gains (losses) on available-for-sale securities included in other comprehensive income (loss)	(3.96)	2.02
Include net unearned premium revenue in excess of expected losses	3.08	3.58

U.S. Public Finance Insurance Segment

Our U.S. public finance insurance portfolio is managed through National. The financial guarantees issued by National provide unconditional and irrevocable guarantees of the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event National has exercised, at its discretion, the right to accelerate the payment under its policies upon the acceleration of the underlying insured obligations due to default or otherwise. National's guarantees insure municipal bonds, including tax-exempt and taxable indebtedness of U.S. political subdivisions, as well as utility districts, airports, healthcare institutions, higher educational facilities, housing authorities and other similar agencies and obligations issued by private entities that finance projects that serve a substantial public purpose. Municipal bonds and privately issued bonds used for the financing of public purpose projects are generally supported by taxes, assessments, user fees or tariffs related to the use of these projects, lease payments or other similar types of revenue streams. As of December 31, 2022, National had total insured gross par outstanding of $31.7 billion.

National continues to monitor and remediate its existing insured portfolio and may also pursue strategic alternatives that could enhance shareholder value. Some state and local governments and territory obligors that National insures are experiencing financial and budgetary stress which could lead to an increase in defaults by such entities on the payment of their obligations and, while such has not yet occurred materially, losses or impairments on a greater number of the Company's insured transactions. In particular, Puerto Rico had been experiencing significant fiscal stress and constrained liquidity. Refer to the "U.S. Public Finance Insurance Puerto Rico Exposures" section for additional information on our Puerto Rico exposures. We continue to monitor and analyze these situations and other stressed credits closely, and the overall extent and duration of stress affecting our insured credits remains uncertain.

RESULTS OF OPERATIONS (continued)

The following table presents our U.S. public finance insurance segment results for the years ended December 31, 2022, 2021 and 2020:

In millions	Years Ended December 31,			Percent Change	
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Net premiums earned	$ 47	$ 49	$ 57	-4%	-14%
Net investment income	81	58	70	40%	-17%
Net realized investment gains (losses)	(30)	2	37	n/m	-95%
Net gains (losses) on financial instruments at fair value and foreign exchange	(47)	(2)	2	n/m	n/m
Fees and reimbursements	3	3	3	—%	—%
Other net realized gains (losses)	(19)	—	(1)	n/m	-100%
Total revenues	35	110	168	-68%	-35%
Losses and loss adjustment	143	227	163	-37%	39%
Amortization of deferred acquisition costs	11	11	11	—%	—%
Operating	41	51	48	-20%	6%
Total expenses	195	289	222	-33%	30%
Income (loss) from continuing operations before income taxes	$ (160)	$ (179)	$ (54)	-11%	n/m

n/m—Percent change not meaningful.

NET PREMIUMS EARNED Net premiums earned on financial guarantees represent gross premiums earned net of premiums ceded to reinsurers, and include scheduled premium earnings and premium earnings from refunded issues. Refunding activity over the past several years has accelerated premium earnings in prior years and reduced the amount of scheduled premiums that would have been earned in the current year. Refunding activity can vary significantly from period to period based on issuer refinancing behavior. For 2022 and 2021, scheduled premiums earned were $32 million and $36 million, respectively, and refunded premiums earned were $15 million and $13 million, respectively.

NET INVESTMENT INCOME The increase in net investment income for 2022 compared with 2021 was primarily due to a higher average invested asset base driven by proceeds from sales of the PREPA bankruptcy claims and the receipt of the cash and bonds from the GO PSA in the first quarter of 2022. In addition, higher yields on investments also contributed to the increase in net investment income in 2022 compared with 2021.

NET REALIZED INVESTMENT GAINS (LOSSES) Net realized investment losses in 2022 compared with gains in 2021 was primarily due to losses from the sales of securities from the ongoing management of our U.S. public finance investment portfolio, including to generate liquidity to pay claims.

NET GAINS (LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE AND FOREIGN EXCHANGE For 2022, net losses on financial instruments at fair value and foreign exchange were driven by fair value losses on investments for which the fair value option was elected and investments designated as trading. The losses on the fair value option investments were driven by increases in interest rates and widening of credit spreads during 2022. The losses on the trading investments were driven by mark-to-market changes on the Puerto Rico GO and HTA CVI.

OTHER NET REALIZED GAINS (LOSSES) For 2022, other net realized losses were primarily related to impairments of certain investments with fair values below amortized cost and for which we intend to sell before recovery of their amortized cost.

LOSSES AND LOSS ADJUSTMENT EXPENSES Our U.S. public finance insured portfolio management group is responsible for monitoring our U.S. public finance segment's insured obligations. The level and frequency of monitoring of any insured obligation depends on the type, size, rating and our assessed performance of the

RESULTS OF OPERATIONS (continued)

insured issue. Refer to "Note 6: Loss and Loss Adjustment Expense Reserves" in the Notes to Consolidated Financial Statements for additional information related to the Company's loss reserves.

For 2022, losses and LAE incurred primarily related to changes in our estimate of expected recoveries on National's PREPA exposure, partially offset by benefits related to Puerto Rico HTA and GO recoveries. National's expected recoveries on PREPA reflect assumptions based on the PREPA PSA agreed to in January of 2023. In addition, an increase in risk-free rates during 2022 contributed to the decrease in our estimated present value of expected PREPA recoveries. This was partially offset by loss incurred benefits on our HTA and GO recoveries to reflect the fair values of the consideration received as of the acquisition dates, which were higher than our previous estimates.

For 2021, losses and LAE incurred primarily related to changes in loss scenario assumptions on Puerto Rico HTA, PREPA and GO credits and the impact of an increase in risk-free rates used to discount net reserves. The loss and LAE incurred related to HTA was driven by changes in loss reserve scenario assumptions to reflect the most recent Plan of Adjustment including certain assumptions about recovery valuation on the date National expected to receive cash, bonds, and the CVI, which resulted in a decreased recovery value. Also in 2021, National modified its PREPA scenario assumptions to reflect actual and expected sales of recoverables on PREPA bankruptcy claims that had been fully satisfied by National's insurance claim payments, which decreased its expected PREPA recoveries, partially offset by additional expected recoveries under the then PREPA RSA. In addition, during 2021, National modified its GO scenario assumptions to incorporate the final terms of the Plan of Adjustment. This included a commutation of 27% of National's outstanding insured bonds and an acceleration of National's remaining insured bonds. National also updated its GO loss reserve scenarios to include certain assumptions about recovery valuation on the date it expected to receive cash, bonds and the CVI, which resulted in an increased recovery value.

The following table presents information about our U.S. public finance insurance loss recoverable assets and loss and LAE reserves liabilities as of December 31, 2022 and 2021:

In millions	December 31, 2022	December 31, 2021	Percent Change
Assets:			
Insurance loss recoverable	$ 107	$ 1,054	-90%
Reinsurance recoverable on paid and unpaid losses[1]	6	3	100%
Liabilities:			
Loss and LAE reserves	154	425	-64%
Insurance loss recoverable—ceded[2]	1	55	-98%
Net reserve (salvage)	$ 42	$ (577)	-107%

(1)—Reported within "Other assets" on our consolidated balance sheets.
(2)—Reported within "Other liabilities" on our consolidated balance sheets.

The insurance loss recoverable as of December 31, 2022 decreased compared with December 31, 2021, primarily due to the receipt of recoveries pursuant to the implemented GO PSA and the HTA settlement, whereby National received cash and new GO and HTA bonds and CVIs. In addition, the insurance loss recoverable declined due to the sale of PREPA bankruptcy claims as well as changes in assumptions related to the value of the remaining expected PREPA recoveries on paid claims. Loss and LAE reserves as of December 31, 2022 decreased compared with December 31, 2021 primarily due to the acceleration and commutation payments on National's GO and HTA exposures, as well as claims payments made on the Company's PREPA exposure during 2022. This was partially offset by a decrease in expected PREPA recoveries on claims not yet paid, which are netted in loss and LAE reserves.

RESULTS OF OPERATIONS (continued)

POLICY ACQUISITION COSTS AND OPERATING EXPENSES U.S. public finance insurance segment expenses for the years ended December 31, 2022, 2021 and 2020 are presented in the following table:

In millions	Years Ended December 31,			Percent Change	
	2022	**2021**	**2020**	**2022 vs. 2021**	**2021 vs. 2020**
Gross expenses	$ 41	$ 51	$ 48	-20%	6%
Amortization of deferred acquisition costs	$ 11	$ 11	$ 11	—%	—%
Operating	41	51	48	-20%	6%
Total insurance expenses	$ 52	$ 62	$ 59	-16%	5%

Gross expenses represent total insurance expenses before the deferral of any policy acquisition costs. Operating expenses decreased for 2022 compared with 2021 primarily due to a decrease in legal costs.

When an insured obligation refunds, we accelerate to expense any remaining deferred acquisition costs associated with the policy covering the refunded insured obligation. We did not defer a material amount of policy acquisition costs during 2022 or 2021 as we did not write any new insurance business in those years.

INSURED PORTFOLIO EXPOSURE Financial guarantee insurance companies use a variety of approaches to assess the underlying credit risk profile of their insured portfolios. National uses both an internally developed credit rating system as well as third-party rating sources in the analysis of credit quality measures of its insured portfolio. In evaluating credit risk, we obtain, when available, the underlying rating(s) of the insured obligation before the benefit of National's insurance policy from nationally recognized rating agencies, Moody's Investor Services ("Moody's") and Standard & Poor's Financial Services LLC ("S&P"). Other companies within the financial guarantee industry may report credit quality information based upon internal ratings that would not be comparable to our presentation. We maintain internal ratings on our entire portfolio, and our ratings may be higher or lower than the underlying ratings assigned by Moody's or S&P.

The following table presents the credit quality distribution of National's U.S. public finance outstanding gross par insured as of December 31, 2022 and 2021. Capital appreciation bonds ("CABs") are reported at the par amount at the time of issuance of the insurance policy. All ratings are as of the period presented and represent S&P underlying ratings, where available. If transactions are not rated by S&P, a Moody's equivalent rating is used. If transactions are not rated by either S&P or Moody's, an internal equivalent rating is used.

In millions	Gross Par Outstanding			
	December 31, 2022		**December 31, 2021**	
Rating	**Amount**	**%**	**Amount**	**%**
AAA	$ 1,433	4.5%	$ 1,682	4.6%
AA	13,448	42.5%	14,874	40.8%
A	9,672	30.5%	10,439	28.6%
BBB	5,055	16.0%	6,187	17.0%
Below investment grade	2,044	6.5%	3,269	9.0%
Total	$31,652	100.0%	$36,451	100.0%

U.S. Public Finance Insurance Puerto Rico Exposures

On May 3, 2017, the Oversight Board certified and filed a petition under Title III of PROMESA for Puerto Rico with the District Court of Puerto Rico thereby commencing a bankruptcy-like case for the Commonwealth GO. Under separate petitions, the Oversight Board subsequently commenced Title III proceedings for COFINA, PRHTA, PREPA and PBA on May 5, 2017, May 21, 2017, July 2, 2017 and September 27, 2019, respectively. On February 4, 2019, the District of Puerto Rico entered the order confirming the Third Amended Title III Plan of Adjustment for COFINA. The Title III cases for the Commonwealth of Puerto Rico and PBA were confirmed on January 18, 2022, and became effective on March 15, 2022. The confirmation hearing for the PRHTA Title III case was completed on August 17, 2022, and the confirmation order was entered on October 12, 2022, which became effective on December 6, 2022.

RESULTS OF OPERATIONS (continued)

As a result of prior defaults, various stays and the Title III cases, Puerto Rico failed to make certain scheduled debt service payments for National insured bonds. As a consequence, National has paid gross claims in the aggregate amount of $2.9 billion relating to GO bonds, PBA bonds, PREPA bonds and PRHTA bonds through December 31, 2022, inclusive of the commutation payment and the additional payment in the amount of $66 million in 2019 related to COFINA and the GO PSA and HTA PSA acceleration and commutation payments of $277 million and $556 million, respectively, in 2022.

Status of Puerto Rico's Fiscal Plans

The Oversight Board certified fiscal plans for PREPA, University of Puerto Rico (the "University") and PRHTA on June 28, 2022, May 27, 2022 and October 14, 2022, respectively. The Oversight Board also certified the fiscal year 2023 budgets for Commonwealth, PREPA, the University and PRHTA on June 30, 2022. The University is not a debtor in Title III and continues to be current on its debt service payment. However, the University is subject to a standstill agreement with its senior bondholders, which has been extended to May 31, 2023. National is not a party to the standstill agreement. As of December 31, 2022, National had $84 million of debt service outstanding related to the University.

PREPA

National's largest remaining exposure to Puerto Rico, by gross par outstanding, is to PREPA.

On May 3, 2019, PREPA, the Oversight Board, the AAFAF, the Ad Hoc Group of PREPA bondholders (the "Ad Hoc Group"), and Assured Guaranty Corp. and Assured Guaranty Municipal Corp. ("Assured") entered into the a restructuring support agreement ("RSA") which was amended on September 9, 2019 to include National and Syncora Guarantee, Inc. ("Syncora") as supporting parties. On March 8, 2022, AAFAF and PREPA terminated the RSA. On April 8, 2022, the Court appointed a new panel of judges to commence mediation among the Oversight Board, the Ad Hoc creditor group of holders of PREPA Senior Bonds, Assured, National and Syncora. The mediation initially terminated on September 16, 2022; however on September 29, 2022, the Court entered an order of restarting mediation through January 31, 2023. Mediation will be further continued until April 28, 2023. On January 31, 2023, National entered into the PREPA PSA with the Oversight Board, on behalf of itself and as the sole Title III representative of PREPA. On February 9, 2023, the Oversight Board filed an amendment to the Plan of Adjustment originally filed with the Title III court on December 16, 2022 (the "Amended Plan"), that reflects the entry into the PREPA PSA and the settlement described therein. The PREPA PSA provides, among other things, for the consensual resolution of the treatment of claims held by National related to insured PREPA revenue bonds and the settlement of National's participation in litigation related to such claims. The PREPA PSA provides that, upon the effective date of a plan of adjustment, National shall receive in exchange for its bond and reimbursement claims newly issued PREPA secured revenue bonds together with certain fees and expense reimbursement payments, including an interim payment subject to regulatory approval. The PREPA PSA also provides National with the potential to receive additional consideration. The PREPA PSA remains subject to a number of conditions, including (but not limited to) the Title III Court's approval, and confirmation and effectiveness, of the Amended Plan. There is no assurance the Amended Plan or a substantially similar plan of adjustment will ultimately be confirmed and go effective.

On June 22, 2020, the Oversight Board and the Puerto Rico P3 Authority announced an agreement and contract with LUMA Energy, LLC ("LUMA") which calls for LUMA to take full responsibility for the operation and maintenance of PREPA's transmission and distribution system; the contract runs for 15-years following a transition period expected to take 12 months. PREPA retains ownership of the system as well as responsibility for the power generation system. LUMA assumed responsibility for operations on June 1, 2021.

On September 18, 2020, FEMA and the PR COR3 Authority announced the commitment by FEMA to provide approximately $11.6 billion (net of the required 10% cost share) to fund projects built by PREPA and the PR Department of Education; approximately $9.4 billion (net) of this amount is designated for PREPA. LUMA is now involved in the planning of the related projects as well as proceedings related thereto in front the PR Energy Bureau as well as PR-COR3.

RESULTS OF OPERATIONS (continued)

The following table presents our scheduled gross debt service due on our PREPA insured exposures as of December 31, 2022, for each of the subsequent five years ending December 31 and thereafter:

In millions	2023	2024	2025	2026	2027	Thereafter	Total
Puerto Rico Electric Power Authority (PREPA)	$137	$138	$105	$57	$20	$ 488	$945

Corporate Segment

Our corporate segment consists of general corporate activities, including providing support services to MBIA Inc.'s subsidiaries and asset and capital management. Support services are provided by our service company, MBIA Services, and include, among others, management, legal, accounting, treasury, information technology, and insurance portfolio surveillance, on a fee-for-service basis. Capital management includes activities related to servicing obligations issued by MBIA Inc. and its subsidiary, MBIA Global Funding, LLC ("GFL"). MBIA Inc. issued debt to finance the operations of the MBIA group. GFL raised funds through the issuance of medium-term notes ("MTNs") with varying maturities, which were in turn guaranteed by MBIA Corp. GFL lent the proceeds of these MTN issuances to MBIA Inc. MBIA Inc. provided customized investment agreements, guaranteed by MBIA Corp., for bond proceeds and other public funds for such purposes as construction, loan origination, escrow and debt service or other reserve fund requirements. The Company ceased issuing new MTNs and investment agreements and the outstanding liability balances and corresponding asset balances have declined over time as liabilities matured, terminated, were called or repurchased. All of the debt within the corporate segment is managed collectively and is serviced by available liquidity.

The following table summarizes the consolidated results of our corporate segment for the years ended 2022, 2021 and 2020:

In millions	Years Ended December 31,			Percent Change	
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Net investment income	$ 22	$ 29	$ 30	-24%	-3%
Net realized investment gains (losses)	(10)	3	11	n/m	-73%
Net gains (losses) on financial instruments at fair value and foreign exchange	99	56	(74)	77%	n/m
Net gains (losses) on extinguishment of debt	5	30	—	-83%	n/m
Fees and reimbursements	51	55	56	-7%	-2%
Other net realized gains (losses)	—	(7)	—	-100%	n/m
Total revenues	167	166	23	1%	n/m
Operating	58	74	72	-22%	3%
Interest	76	75	84	1%	-11%
Total expenses	134	149	156	-10%	-4%
Income (loss) from continuing operations before income taxes	$ 33	$ 17	$ (133)	94%	-113%

n/m—Percent change not meaningful.

NET REALIZED INVESTMENT GAINS (LOSSES) Net realized investment losses in 2022 compared with gains in 2021 was primarily due to losses from the sales of securities from the ongoing management of our corporate investment portfolio.

NET GAINS (LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE AND FOREIGN EXCHANGE Net gains (losses) on financial instruments at fair value and foreign exchange were primarily driven by changes in market values on interest rate swaps and investments and changes in the revaluation of euro-denominated liabilities.

2022 includes fair value net gains of $89 million on interest rate swaps compared with fair value net gains of $36 million on these swaps for 2021. This increase in net gains is due to the impact of larger increases in interest

RESULTS OF OPERATIONS (continued)

rates in 2022 on swaps for which we receive floating rates. Fair value losses on investments was $11 million for 2022 compared with gains of $6 million for 2021. 2022 also includes foreign currency gains of $16 million on euro-denominated liabilities compared with foreign currency gains of $26 million on these liabilities for 2021. This decline was due to a smaller increase in the strength of the U.S. dollar against the euro in 2022 compared with 2021.

NET GAINS (LOSSES) ON EXTINGUISHMENT OF DEBT Net gains (losses) on extinguishment of debt for all periods include gains from purchases, at discounts, of MTNs issued by the Company.

OTHER NET REALIZED GAINS (LOSSES) Other net realized losses for 2021 related to settling litigation disputes.

OPERATING EXPENSE Operating expense decreased for 2022 compared with 2021 primarily due to a decrease in compensation expense related to the Company's deferred compensation plan.

International and Structured Finance Insurance Segment

Our international and structured finance insurance portfolio is managed through MBIA Corp. The financial guarantees issued by MBIA Corp. generally provide unconditional and irrevocable guarantees of the payment of the principal of, and interest or other amounts owing on, non-U.S. public finance and global structured finance insured obligations when due or, in the event MBIA Corp. has the right, at its discretion, to accelerate insured obligations upon default or otherwise.

MBIA Corp. insures sovereign-related and sub-sovereign bonds, privately issued bonds used for the financing of utilities, toll roads, bridges, public transportation facilities, and other types of infrastructure projects serving a substantial public purpose. Global structured finance and asset-backed obligations typically are securities repayable from cash flows generated by a specified pool of assets, such as residential and commercial mortgages, structured settlements, consumer loans, and corporate loans and bonds. MBIA Insurance Corporation insures the investment agreements written by MBIA Inc., and if MBIA Inc. were to have insufficient assets to pay amounts due upon maturity or termination, MBIA Insurance Corporation would be required to make such payments under its insurance policies. MBIA Insurance Corporation also insures debt obligations of GFL and obligations under certain types of derivative contracts. MBIA Insurance Corporation provides 100% reinsurance to its subsidiary, MBIA Mexico S.A. de C.V. ("MBIA Mexico"). As of December 31, 2022, MBIA Corp.'s total insured gross par outstanding was $3.4 billion. In addition, MBIA Corp. consolidates insured transactions as VIEs if it determines it is the primary beneficiary, and deconsolidates such VIEs when it is no longer the primary beneficiary.

MBIA Corp. has contributed to the Company's NOL carryforward, which is used in the calculation of our consolidated income taxes. If MBIA Corp. becomes profitable, it is not expected to make any tax payments under our tax sharing agreement. Based on MBIA Corp.'s current projected earnings and our expectation that it will not write significant new business, we believe it is unlikely that MBIA Corp. will generate significant income in the near future. As a result of MBIA Corp.'s capital structure and business prospects, we do not expect its financial performance to have a material economic impact on MBIA Inc.

RESULTS OF OPERATIONS (continued)

The following table presents our international and structured finance insurance segment results for the years ended December 31, 2022, 2021 and 2020:

In millions	Years Ended December 31, 2022	2021	2020	Percent Change 2022 vs. 2021	2021 vs. 2020
Net premiums earned	$ 11	$ 32	$ 24	-66%	33%
Net investment income	17	6	5	n/m	20%
Net realized investment gains (losses)	(1)	—	—	n/m	n/m
Net gains (losses) on financial instruments at fair value and foreign exchange	(7)	(14)	(8)	-50%	75%
Fees and reimbursements	14	17	12	-18%	42%
Other net realized gains (losses)	7	1	1	n/m	—%
Revenues of consolidated VIEs:					
Net investment income	—	—	18	n/m	-100%
Net gains (losses) on financial instruments at fair value and foreign exchange	(14)	(8)	108	75%	-107%
Other net realized gains (losses)	19	(15)	37	n/m	-141%
Total revenues	46	19	197	142%	-90%
Losses and loss adjustment	(105)	123	367	n/m	-66%
Amortization of deferred acquisition costs	12	13	16	-8%	-19%
Operating	22	24	27	-8%	-11%
Interest	127	109	116	17%	-6%
Expenses of consolidated VIEs:					
Operating	8	6	5	33%	20%
Interest	3	26	57	-88%	-54%
Total expenses	67	301	588	-78%	-49%
Income (loss) from continuing operations before income taxes	$ (21)	$ (282)	$ (391)	-93%	-28%

n/m—Percent change not meaningful.

NET PREMIUMS EARNED Our international and structured finance insurance segment generates net premiums from insurance policies accounted for as financial guarantee contracts. Certain premiums are eliminated in our consolidated financial statements as a result of the Company consolidating VIEs.

The following table provides net premiums earned from our financial guarantee contracts for the years ended December 31, 2022, 2021 and 2020:

In millions	Years Ended December 31, 2022	2021	2020	Percent Change 2022 vs. 2021	2021 vs. 2020
Net premiums earned:					
Non-U.S.	$ 9	$ 29	$ 18	-69%	61%
U.S.	2	3	6	-33%	-50%
Total net premiums earned	$ 11	$ 32	$ 24	-66%	33%
VIEs (eliminated in consolidation)	$ —	$ 3	$ (7)	-100%	-143%

Net premiums earned represent gross premiums earned net of premiums ceded to reinsurers, and include scheduled premium earnings and premium earnings from refunded issues. The decrease in net premiums earned for 2022 compared with 2021 was due to the acceleration of premium earnings related to the termination of an international public finance insurance policy during the third quarter of 2021. Net premiums earned will continue to decrease over time due to the maturity or termination of insurance contracts with no new business written.

RESULTS OF OPERATIONS (continued)

NET INVESTMENT INCOME The increase in net investment income for 2022 compared with 2021 was primarily due to higher yields on investment assets in 2022.

NET GAINS (LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE AND FOREIGN EXCHANGE The net losses in 2022 and 2021 were primarily driven by foreign exchange losses on the revaluation of non-U.S. dollar insurance balances. The favorable change for 2022 compared with 2021 was primarily due to fair value net gains on investments in 2022.

REVENUES OF CONSOLIDATED VIEs The favorable change for 2022 compared with 2021 was principally due to a gain in 2022 from a litigation settlement by a litigation trust that we consolidated as a VIE and the reclassification of credit risk losses from AOCI to earnings in 2021 from the deconsolidation of VIEs.

LOSSES AND LOSS ADJUSTMENT EXPENSES Our international and structured finance insured portfolio management group is responsible for monitoring international and structured finance insured obligations. The level and frequency of monitoring of any insured obligation depends on the type, size, rating and our assessed performance of the insured issue. Refer to "Note 6: Loss and Loss Adjustment Expense Reserves" in the Notes to Consolidated Financial Statements for a description of the Company's loss reserving policy and additional information related to its loss reserves.

For 2022, the losses and LAE benefit primarily related to an increase in risk free rates during 2022 which resulted in the value of expected future payments, net of future recoveries to decline, primarily on our first-lien RMBS portfolio and an increase in expected salvage collections from insured CDOs.

For 2021, losses and LAE incurred primarily related to a decrease in expected salvage collections from insured CDOs, partially offset by an increase in risk free rates during 2021, which caused the value of expected future payments, net of future recoveries to decline, primarily on our first-lien RMBS portfolio.

As a result of the consolidation of VIEs, loss and LAE excludes losses and LAE benefits of $9 million and $21 million for 2022 and 2021, respectively, as VIE losses and LAE activity is eliminated in consolidation.

Refer to "Note 6: Loss and Loss Adjustment Expense Reserves" in the Notes to Consolidated Financial Statements for further information about our insurance loss recoverable and loss and LAE reserves. The following table presents information about our insurance loss recoverable and loss and LAE reserves as of December 31, 2022 and December 31, 2021.

In millions	December 31, 2022		December 31, 2021		Percent Change
Assets:					
Insurance loss recoverable	$	30	$	242	-88%
Reinsurance recoverable on paid and unpaid losses [1]		4		5	-20%
Liabilities:					
Loss and LAE reserves		285		469	-39%
Net reserve (salvage)	$	251	$	222	13%

(1)—Reported within "Other assets" on our consolidated balance sheets.

The insurance loss recoverable primarily relates to reimbursement rights arising from the payment of claims on MBIA Corp.'s policies insuring certain CDOs and RMBS. Such payments also entitle MBIA Corp. to exercise certain rights and remedies to seek recovery of its reimbursement entitlements. The insurance loss recoverable decreased from 2021 primarily due to the distribution of the remaining collateral in the Zohar CDOs to MBIA Corp. As a result of this distribution, the insurance loss recoverable was replaced with the fair values of MBIA Corp.'s interests in entities comprising the collateral. These interests are now reported within various other asset and liability financial statement lines based on the nature of and the Company's accounting policy for each interest, including within assets held for sale and liabilities held for sale classified as discontinued operations. Also contributing to the decline in the insurance loss recoverable was a decrease in RMBS recoveries due to an increase in risk-free interest rates used to discount future recoveries of paid claims, which lowered the present value of recoveries in 2022.

RESULTS OF OPERATIONS (continued)

The decline in loss and LAE reserves from 2021 is primarily due to the increase in risk-free rates, which caused the present value of case reserves, net of future recoveries, to decline.

Refer to "Note 1: Business Developments and Risks and Uncertainties" in the Notes to Consolidated Financial Statements for information regarding risks and uncertainties related to future collections of estimated recoveries. Refer to "Note 6: Loss and Loss Adjustment Expense Reserves" in the Notes to Consolidated Financial Statements for additional information about our loss reserving policy, loss reserves and recoverables.

POLICY ACQUISITION COSTS AND OPERATING EXPENSES International and structured finance insurance segment expenses for the years ended December 31, 2022, 2021 and 2020 are presented in the following table:

In millions	Years Ended December 31,			Percent Change	
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Gross expenses	$ 22	$ 25	$ 28	-12%	-11%
Amortization of deferred acquisition costs	$ 12	$ 13	$ 16	-8%	-19%
Operating	22	24	27	-8%	-11%
Total insurance expenses	$ 34	$ 37	$ 43	-8%	-14%

Gross expenses represent total insurance expenses before the deferral of any policy acquisition costs. We did not defer a material amount of policy acquisition costs during 2022 or 2021 as no new business was written. Policy acquisition costs in these periods were primarily related to ceding commissions and premium taxes on installment policies written in prior periods.

INTEREST EXPENSE Interest expense relates to MBIA Corp.'s surplus notes which are indexed to the London Interbank Offered Rate ("LIBOR"). The increase in interest expense for 2022 compared with 2021 is due to an increase in LIBOR during 2022.

INTEREST EXPENSE OF CONSOLIDATED VIEs Interest expense of consolidated VIEs decreased for 2022 compared with 2021 primarily due to the repayment of the outstanding insured senior notes of MBIA Corp.'s financing facility between MZ Funding and certain purchasers in 2021 and of the subordinated notes between MZ Funding and MBIA Inc. in April of 2022 ("Refinanced Facility").

International and Structured Finance Insurance Portfolio Exposures

Credit Quality

The credit quality of our international and structured finance insured portfolio is assessed in the same manner as our U.S. public finance insured portfolio. As of December 31, 2022 and December 31, 2021, 30% and 26%, respectively, of our international and structured finance insured portfolio was rated below investment grade, before giving effect to MBIA's guarantees, based on MBIA's internal ratings, which are generally more current than the underlying ratings provided by S&P and Moody's for this subset of our insured portfolio. Below investment grade insurance policies primarily include our first-lien RMBS and CDO exposures.

Selected Portfolio Exposures

MBIA Corp. insures RMBS backed by residential mortgage loans, including first-lien alternative A-paper and subprime mortgage loans directly through RMBS securitizations. As of December 31, 2022 and December 31, 2021, MBIA Corp. had $802 million and $979 million, respectively, of first-lien RMBS gross par outstanding. These amounts include the gross par outstanding related to transactions that the Company consolidates under accounting guidance for VIEs and includes international exposure of $149 million and $238 million, as of December 31, 2022 and December 31, 2021, respectively.

In addition, as of December 31, 2022 and December 31, 2021, MBIA Corp. insured $201 million and $231 million, respectively, of CDOs and related instruments.

RESULTS OF OPERATIONS (continued)

We may experience considerable incurred losses in certain of these sectors. There can be no assurance that the loss reserves recorded in our financial statements will be sufficient or that we will not experience losses on transactions on which we currently have no loss reserves, in particular if the economy deteriorates. We may seek to purchase, directly or indirectly, obligations guaranteed by MBIA Corp. or seek to commute policies. The amount of insurance exposure reduced, if any, and the nature of any such actions will depend on market conditions, pricing levels from time to time, and other considerations. In some cases, these activities may result in a reduction of loss reserves, but in all cases they are intended to limit our ultimate losses and reduce the future volatility in loss development on the related policies. Our ability to purchase guaranteed obligations and to commute policies will depend on management's assessment of available liquidity.

Effective in the first quarter of 2022, MBIA Corp. was granted a permitted practice by the New York State Department of Financial Services ("NYSDFS") related to the purchase of certain MBIA Corp.-insured securities with gross case base loss reserves ("Remediation Securities"). The Remediation Securities are being acquired with the intent to terminate or commute the related insurance policies. MBIA Corp. may elect to sell the Remediation Securities to facilitate a termination or commutation.

U.S. Public Finance and International and Structured Finance Reinsurance

Reinsurance enables the Company to cede exposure for purposes of syndicating risk. The Company generally retains the right to reassume the business ceded to reinsurers under certain circumstances, including a reinsurer's rating downgrade below specified thresholds. Currently, we do not intend to use reinsurance to decrease the insured exposure in our portfolio. Refer to "Note 13: Insurance in Force" in the Notes to Consolidated Financial Statements included in this Form 10-K for a further discussion about reinsurance agreements.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

We use a liquidity risk management framework, the primary objective of which is to match liquidity resources to needs. We monitor our cash and liquid asset resources using cash forecasting and stress-scenario testing. Members of MBIA's senior management meet regularly to review liquidity metrics, discuss contingency plans and establish target liquidity levels. We evaluate and manage liquidity on a legal-entity basis to take into account the legal, regulatory and other limitations on available liquidity resources within the enterprise.

Consolidated Cash Flows

Information about our consolidated cash flows by category is presented on our consolidated statements of cash flows. The following table summarizes our consolidated cash flows for the years ended December 31, 2022, 2021, and 2020:

	Years Ended December 31,			Percent Change	
In millions	**2022**	**2021**	**2020**	**2022 vs. 2021**	**2021 vs. 2020**
Statement of cash flow data:					
Net cash provided (used) by:					
Operating activities	$(418)	$ 511	$ (390)	n/m	n/m
Investing activities	623	(61)	1,738	n/m	-104%
Financing activities	(285)	(457)	(1,265)	-38%	-64%
Effect of exchange rate changes on cash and cash equivalents	(2)	—	1	n/m	-100%
Cash and cash equivalents—beginning of year	160	167	83	-4%	101%
Cash and cash equivalents—end of year	$ 78	$ 160	$ 167	-51%	-4%

n/m—Percent change not meaningful.

LIQUIDITY AND CAPITAL RESOURCES (continued)

Operating activities

Net cash provided by operating activities decreased for 2022 compared with 2021 primarily due to an increase of $765 million of losses and LAE paid in 2022 compared with 2021. This increase in losses and LAE paid was primarily due to the acceleration and commutation payments in connection with the GO and HTA PSAs. In addition, in 2021, we received proceeds of $600 million from loan repurchase commitments as a result of the settlement of the Credit Suisse litigation. These decreases in net cash provided by operating activities were partially offset by an increase in proceeds from recoveries and reinsurance of $412 million, primarily from the sale of certain PREPA bankruptcy claims and in connection with the GO and HTA PSAs, during 2022.

Investing activities

Net cash provided by investing activities increased for 2022 compared with 2021 primarily due to an increase of $503 million from the sale of AFS investments in 2022, which, to a large extent, was used to make the GO and HTA acceleration and termination payments.

Financing activities

Net cash used by financing activities decreased for 2022 compared with 2021 primarily due to a decrease of $234 million in principal paydowns of VIE debt primarily as a result of the repayment of the Refinanced Facility in 2021.

Consolidated Investments

The following discussion of investments, including references to consolidated investments, excludes investments reported under "Assets of consolidated variable interest entities" on our consolidated balance sheets. Investments of VIEs support the repayment of VIE obligations and are not available to settle obligations of MBIA. Fixed-maturity securities purchased by the Company are generally designated as AFS. Our AFS investments comprise high-quality fixed-income securities and short-term investments.

The credit quality distribution of the Company's AFS fixed-maturity investment portfolios, excluding short-term investments, are based on ratings from Moody's and alternate ratings sources, such as S&P or the best estimate of the ratings assigned by the Company, have been used for a small percentage of securities that are not rated by Moody's. As of December 31, 2022, the weighted average credit quality rating of the Company's AFS fixed-maturity investment portfolio, excluding short-term investments, was Aa and 92% of the investments were investment grade.

The fair values of securities in the Company's AFS fixed-maturity investment portfolio are sensitive to changes in interest rates. Decreases in interest rates generally result in increases in the fair values of fixed-maturity securities and increases in interest rates generally result in decreases in the fair values of fixed-maturity securities.

As of December 31, 2022 and 2021, the Company had $233 million of unrealized losses and $139 million of unrealized gains, respectively, net of deferred taxes related to its investment portfolio recorded in accumulated other comprehensive income within equity. The unrealized losses during 2022 resulted from higher interest rates and wider credit spreads.

Refer to "Note 2: Significant Accounting Policies," and "Note 8: Investments" in the Notes to Consolidated Financial Statements for further information about our accounting policies and investments.

Insured Investments

MBIA's consolidated investment portfolio includes investments that are insured by various financial guarantee insurers ("Insured Investments"), including investments insured by National and MBIA Corp. ("Company-Insured Investments"). When purchasing Insured Investments, the Company's third-party portfolio manager independently assesses the underlying credit quality, structure and liquidity of each investment, in addition to the creditworthiness of the insurer. Insured Investments are diverse by sector, issuer and size of holding. The third-party portfolio manager assigns underlying ratings to Insured Investments without giving effect to financial guarantees based on underlying ratings assigned by Moody's, or S&P when a rating is not published by Moody's. When a Moody's or S&P underlying rating is not available, the underlying rating is based on the portfolio manager's best estimate of the rating of such investment. If the Company determines that declines in the fair values of third-party Insured Investments are related to credit loss, the Company will establish an allowance for credit losses and recognize the credit component through earnings.

As of December 31, 2022, Insured Investments at fair value represented $198 million or 7% of consolidated investments, of which $173 million or 6% of consolidated investments were Company-Insured Investments. As of December 31, 2022, based on the actual or estimated underlying ratings of our consolidated investment portfolio, without giving effect to financial guarantees, the weighted average rating of only the Insured Investments in the investment portfolio would be in the below investment grade range. Without giving effect to the National and MBIA Corp. guarantees of the Company-Insured Investments in the consolidated investment portfolio, as of December 31, 2022, based on actual or estimated underlying ratings, the weighted average rating of the consolidated investment portfolio was in the Aa range. The weighted average rating of only the Company-Insured Investments was in the below investment grade range, and investments rated below investment grade in the Company-Insured Investments were 6% of the total consolidated investment portfolio.

National Liquidity

The primary sources of cash available to National are:

- principal and interest receipts on assets held in its investment portfolio, including proceeds from the sale of assets;

- recoveries associated with insurance loss payments; and

- installment premiums.

The primary uses of cash by National are:

- loss payments and LAE on insured transactions;

- payments of dividends; and

- payments of operating expenses, taxes and investment portfolio asset purchases.

As of December 31, 2022 and December 31, 2021, National held cash and investments of $2.1 billion and $2.0 billion, respectively, of which $230 million and $199 million, respectively, were cash and cash equivalents or short-term investments comprised of highly rated commercial paper, money market funds and municipal, U.S. agency and corporate bonds.

The insurance policies issued or reinsured by National provide unconditional and irrevocable guarantees of payments of the principal of, and interest or other amounts owing on, insured obligations when due. In the event a default in payment of principal, interest or other insured amounts by an issuer, National generally promises to make funds available in the insured amount within one to three business days following notification. In some cases, the amount due can be substantial, particularly if the default occurs on a transaction to which National has a large notional exposure or on a transaction structured with large, bullet-type principal maturities. The U.S. public finance insurance segment's financial guarantee contracts generally cannot be accelerated by a party other than the insurer which helps to mitigate liquidity risk in this segment.

Corporate Liquidity

The primary sources of cash available to MBIA Inc. are:

- dividends from National;

- available cash and liquid assets not subject to collateral posting requirements;

- principal and interest receipts on assets held in its investment portfolio, including proceeds from the sale of assets; and

- access to capital markets.

The primary uses of cash by MBIA Inc. are:

- servicing outstanding unsecured corporate debt obligations and MTNs;

- meeting collateral posting requirements under investment agreements and derivative arrangements;

- payments related to interest rate swaps;

- payments of operating expenses; and

- funding share repurchases and debt buybacks.

As of December 31, 2022 and December 31, 2021, the liquidity positions of MBIA Inc. were $230 million and $239 million, respectively, and included cash and cash equivalents and other investments comprised of highly rated commercial paper and U.S. government and asset-backed bonds.

Based on our projections of National's and MBIA Corp.'s future earnings and losses, we expect that for the foreseeable future National will be the primary source of payments to MBIA Inc. There can be no assurance as to the amount and timing of any future dividends from National. Also, absent a special dividend subject to the approval of the NYSDFS, we expect the declared and paid dividend amounts from National to be limited to the prior twelve months of adjusted net investment income as reported in its most recent statutory filings. Refer to the following "Liquidity and Capital Resources- Capital Resources" section for additional information on payments of dividends. We do not expect MBIA Inc. to receive dividends from MBIA Corp.

Currently, a significant portion of the cash and securities held by MBIA Inc. is pledged against investment agreement liabilities, the Asset Swap (simultaneous repurchase and reverse repurchase agreement) and derivatives, which limits its ability to raise liquidity through asset sales. As the market value or rating eligibility of the assets pledged against MBIA Inc.'s obligations declines, we are required to pledge additional eligible assets in order to meet minimum required collateral amounts against these liabilities. To mitigate these risks, we seek to maintain cash and liquidity resources that we believe will be sufficient to make all payments due on our obligations and to meet other financial requirements, such as posting collateral. Contingent liquidity resources include: (1) sales of invested assets exposed to credit spread stress risk, which may occur at losses; (2) termination and settlement of interest rate swap agreements; and (3) accessing the capital markets. These actions, if taken, are expected to result in either additional liquidity or reduced exposure to adverse credit spread movements. There can be no assurance that these actions will be sufficient to fully mitigate this risk.

MBIA Corp. Liquidity

The primary sources of cash available to MBIA Corp. are:

- recoveries associated with insurance loss payments;

- installment premiums and fees; and

- principal and interest receipts on assets held in its investment portfolio, including the proceeds from the sale of assets.

The primary uses of cash by MBIA Corp. are:

- loss and LAE or commutation payments on insured transactions; and

- payments of operating expenses.

As of December 31, 2022 and December 31, 2021, MBIA Corp. held cash and investments of $386 million and $544 million, respectively, of which $41 million and $310 million, respectively, were cash and cash equivalents or liquid investments comprised of money market funds and municipal, U.S. Treasury and corporate bonds that were immediately available to MBIA Insurance Corporation.

Insured transactions that require payment of scheduled debt service payments insured when due or payment in full of the principal insured at maturity could present liquidity risk for MBIA Corp., as any salvage recoveries from such payments could be recovered over an extended period of time after the payment is made. MBIA Corp. is generally required to satisfy claims within one to three business days, and as a result seeks to identify potential claims in advance through our monitoring process. In order to monitor liquidity risk and maintain appropriate liquidity resources, we use the same methodology as we use to monitor credit quality and losses within our insured portfolio, including stress scenarios.

During the second quarter of 2022, MBIA Corp. repaid in full the outstanding amount of the subordinated notes between MZ Funding and MBIA Inc. of the Refinanced Facility. These subordinated notes and the related interest were eliminated in our consolidated financial statements.

Advances Agreement

MBIA Inc., National, MBIA Insurance Corporation and certain other affiliates are party to an intercompany advances agreement (the "MBIA Advances Agreement"). The MBIA Advances Agreement permits National to make advances to MBIA Inc. and other MBIA group companies that are party to the agreement at a rate per annum equal to LIBOR plus 0.25%. The agreement also permits other affiliates to make advances to National or MBIA Insurance Corporation at a rate per annum equal to LIBOR minus 0.10%. Advances by National cannot exceed 3% of its net admitted assets as of the last quarter end. As of December 31, 2022 and 2021, there were no amounts drawn under the agreement.

Contractual Obligations

The following table summarizes the Company's future estimated cash payments relating to contractual obligations as of December 31, 2022. Estimating these payments requires management to make estimates and assumptions regarding these obligations. The estimates and assumptions used by management are described below. Since these estimates and assumptions are subjective, actual payments in future periods may vary from those reported in the following table. Refer to the Notes to the Consolidated Financial Statements for additional information about these contractual obligations, including "Note 6: Loss and Loss Adjustment Expense Reserves" and "Note 13: Insurance in Force" for additional information about our insurance claim obligations and exposures under our insurance contracts.

In millions	Total	Due Within 1 Year
U.S. public finance insurance segment:		
Gross insurance claim obligations[1]	$ 821	$ 137
Lease liability	23	3
Corporate segment:		
Long-term debt	373	18
Investment agreements	311	25
Medium-term notes	730	18
International and structured finance insurance segment:		
Gross insurance claim obligations[1]	828	96
Surplus notes	3,598	1,325
Total	$6,684	$ 1,622

(1)—Amounts exclude any recoveries the Company expects to receive related to these estimated payments or to prior paid claims.

Gross insurance claim obligations represent the future value of probability-weighted payments the Company's insurance companies expect to make (before reinsurance and the consolidation of VIEs) under insurance policies for which the Company has recorded loss reserves. Certain probability-weighted payments incorporate commutation and/or acceleration of specific exposures and, therefore, expected payments may differ from those the Company is contractually obligated to make. Also, these amounts exclude any recoveries National or MBIA Corp. expect to receive related to these estimated payments or to claims paid in prior periods. For certain of our estimated future payments, the amount of recoveries expected to be received in the future will offset some or all of the payments.

Estimated potential insurance claim payments for obligations issued by VIEs consolidated in our international and structured finance insurance segment are included within "Gross insurance claim obligations" in the preceding table. Obligations of these VIEs are collateralized by assets held by the VIEs, and investors in such obligations do not have recourse to the general credit of MBIA. As of December 31, 2022, VIE notes issued by issuer-sponsored consolidated VIEs totaled $172 million and are not considered contractual obligations of MBIA beyond MBIA's insurance claim obligation. The Company's involvement with VIEs is continually reassessed as required by consolidation guidance, and may result in consolidation or deconsolidation of VIEs in future periods. As the Company consolidates and deconsolidates VIEs, the amount of VIE debt obligations recorded on its balance sheet may change significantly.

Long-term debt, investment agreements, MTNs and surplus notes include principal and interest and exclude premiums or discounts. Liabilities issued at discounts reflect principal due at maturity. Interest payments on floating rate obligations are estimated using applicable forward rates. Principal and interest on callable obligations or obligations that allow investors to withdraw funds prior to legal maturity are based on the expected call or withdrawal dates of such obligations. Liabilities denominated in foreign currencies are presented in U.S. dollars using applicable exchange rates as of December 31, 2022. Principal payments under investment agreements are based on contractual maturity and exclude puttable options. All other principal payments are based on contractual maturity dates. Refer to "Note 10: Debt" in the Notes to Consolidated Financial Statements for information about MBIA Inc.'s debt obligations.

Included in the international and structured finance insurance segment's surplus notes due within one year is $1.2 billion of unpaid interest related to 2013 through 2022 interest payments for which MBIA Insurance Corporation's requests for approval to pay was not approved by the NYSDFS. This deferred interest payment will be due on the first business day on or after which MBIA Insurance Corporation obtains approval to make such payment from NYSDFS. No interest will accrue on the deferred interest. There can be no assurance that the NYSDFS will approve any subsequent payments, or that it will approve any payment by its scheduled interest payment date. Refer to "MBIA Insurance Corporation – Capital and surplus" section below for additional information on MBIA Insurance Corporation's surplus notes and statutory capital.

Capital Resources

The Company manages its capital resources to minimize its cost of capital while maintaining appropriate claims-paying resources ("CPR") for National and MBIA Corp. The Company's capital resources consist of total shareholders' equity, total debt issued by MBIA Inc. for general corporate purposes and surplus notes issued by MBIA Corp. Total capital resources were $0.3 billion and $0.9 billion as of December 31, 2022 and 2021, respectively.

In addition to scheduled debt maturities, from time to time, we reduce unsecured debt through calls or repurchases. Also, MBIA Inc. may repurchase or National may purchase outstanding MBIA Inc. common shares when we deem it beneficial to our shareholders. Purchases or repurchases of debt and common stock may be made from time to time in the open market or in private transactions as permitted by securities laws and other legal requirements. We may also choose to redeem debt obligations where permitted by the relevant agreements. MBIA Inc. or National may acquire or redeem outstanding common shares of MBIA Inc. and outstanding debt obligations at prices when we deem it beneficial to our shareholders. Refer to "Note 17: Common and Preferred Stock" in the Notes to Consolidated Financial Statements for information about MBIA Inc.'s share repurchases and National's share purchases and "Note 10: Debt" in the Notes to Consolidated Financial Statements for information about debt repurchases or redemptions. We seek to maintain sufficient liquidity and capital resources

LIQUIDITY AND CAPITAL RESOURCES (continued)

to meet the Company's general corporate needs and debt service. Based on MBIA Inc.'s debt service requirements and expected operating expenses, we expect that MBIA Inc. will have sufficient resources to satisfy its debt obligations and its general corporate needs over time from distributions from National; however, there can be no assurance that MBIA Inc. will have sufficient resources to do so. In addition, the Company may also consider raising third-party capital. Refer to "Capital, Liquidity and Market Related Risk Factors" in Part I, Item 1A of this Form 10-K and the "Liquidity and Capital Resources—Liquidity—Corporate Liquidity" section included herein for additional information about MBIA Inc.'s liquidity.

Insurance Statutory Capital

National and MBIA Insurance Corporation are incorporated and licensed in, and are subject to primary insurance regulation and supervision by the NYSDFS. MBIA Mexico is regulated by the Comisión Nacional de Seguros y Fianzas in Mexico. MBIA Corp.'s Spanish Branch is subject to local regulation in Spain. National and MBIA Insurance Corporation each are required to file detailed annual financial statements, as well as interim financial statements, with the NYSDFS and similar supervisory agencies in each of the other jurisdictions in which it is licensed. These financial statements are prepared in accordance with New York State and the National Association of Insurance Commissioners' statements of statutory accounting principles and assist our regulators in evaluating minimum standards of solvency, including minimum capital requirements, and business conduct.

National – Statutory Capital and Surplus

National had statutory capital of $1.9 billion as of December 31, 2022 compared with $2.0 billion as of December 31, 2021. As of December 31, 2022, National's unassigned surplus was $955 million. For the year ended December 31, 2022, National had statutory net income of $75 million. Refer to the "National—Claims-Paying Resources (Statutory Basis)" section below for additional information on National's statutory capital.

In order to maintain its New York State financial guarantee insurance license, National is required to maintain a minimum of $65 million of policyholders' surplus. National is also required to maintain contingency reserves to provide protection to policyholders in the event of extreme losses in adverse economic events. As of December 31, 2022, National was in compliance with its aggregate risk limits under New York Insurance Law ("NYIL"), but was not in compliance with certain of its single risk limits. Since National does not comply with certain of its single risk limits, the NYSDFS could prevent National from transacting any new financial guarantee insurance business.

NYIL regulates the payment of dividends by financial guarantee insurance companies and provides that such companies may not declare or distribute dividends except out of statutory earned surplus. Under NYIL, the sum of (i) the amount of dividends declared or distributed during the preceding 12-month period and (ii) the dividend to be declared may not exceed the lesser of (a) 10% of policyholders' surplus, as reported in the latest statutory financial statements or (b) 100% of adjusted net investment income for such 12-month period (the net investment income for such 12-month period plus the excess, if any, of net investment income over dividends declared or distributed during the two-year period preceding such 12-month period), unless the Superintendent of the NYSDFS approves a greater dividend distribution based upon a finding that the insurer will retain sufficient surplus to support its obligations.

National had positive earned surplus as of December 31, 2022 from which it may pay dividends, subject to the limitations described above. During 2022 and 2021, National declared and paid a dividend of $72 million and $60 million, respectively, to its ultimate parent, MBIA Inc. We expect the as-of-right declared and paid dividend amounts from National to be limited to prior year adjusted net investment income for the foreseeable future.

National—Claims-Paying Resources (Statutory Basis)

CPR is a key measure of the resources available to National to pay claims under its insurance policies. CPR consists of total financial resources and reserves calculated on a statutory basis. CPR has been a common measure used by financial guarantee insurance companies to report and compare resources and continues to be used by MBIA's management to evaluate changes in such resources. We have provided CPR to allow investors and analysts to evaluate National using the same measure that MBIA's management uses to evaluate National's resources to pay claims under its insurance policies. There is no directly comparable GAAP measure. Our calculation of CPR may differ from the calculation of CPR reported by other companies.

National's CPR and components thereto, as of December 31, 2022 and December 31, 2021 are presented in the following table:

In millions	As of December 31, 2022	As of December 31, 2021
Policyholders' surplus	$ 1,545	$ 1,569
Contingency reserves	379	402
Statutory capital	1,924	1,971
Unearned premiums	262	311
Present value of installment premiums[1]	110	121
Premium resources[2]	372	432
Net loss and LAE reserves[1]	(140)	(386)
Salvage reserves on paid claims[1]	288	944
Gross loss and LAE reserves	148	558
Total claims-paying resources	$ 2,444	$ 2,961

(1)—Calculated using a discount rate of 4.29% and 3.65% as of December 31, 2022 and 2021, respectively.
(2)—Includes financial guarantee and insured derivative related premiums.

MBIA Insurance Corporation – Statutory Capital and Surplus

MBIA Insurance Corporation had statutory capital of $169 million as of December 31, 2022 compared with $134 million as of December 31, 2021. As of December 31, 2022, MBIA Insurance Corporation's negative unassigned surplus was $1.9 billion. For the year ended December 31, 2022, MBIA Insurance Corporation had statutory net income of $46 million. Refer to the "MBIA Insurance Corporation—Claims-Paying Resources (Statutory Basis)" section below for additional information on MBIA Insurance Corporation's statutory capital.

In order to maintain its New York State financial guarantee insurance license, MBIA Insurance Corporation is required to maintain a minimum of $65 million of policyholders' surplus. In addition, under NYIL, MBIA Insurance Corporation is required to invest its minimum surplus and contingency reserves and 50% of its loss reserves and unearned premium reserves in certain qualifying assets. As of December 31, 2022, MBIA Insurance Corporation maintained its minimum requirement of policyholders' surplus but did not have enough qualifying assets to support its contingency reserves and 50% of its loss reserves and unearned premium reserves. As of December 31, 2022, MBIA Insurance Corporation was in compliance with its aggregate risk limits under the NYIL, but was not in compliance with certain of its single risk limits. Since MBIA Insurance Corporation does not comply with its single risk limits, the NYSDFS could prevent MBIA Insurance Corporation from transacting any new financial guarantee insurance business.

MBIA Insurance Corporation is also required to maintain contingency reserves to provide protection to policyholders in the event of extreme losses in adverse economic events. Pursuant to a non-disapproval by the NYSDFS, and in accordance with NYIL, MBIA Insurance Corporation released to surplus $32 million of excessive contingency reserves during 2022. In accordance with this contingency reserve release, MBIA Corp. will maintain a fixed $5 million of contingency reserves.

Due to its significant earned surplus deficit, MBIA Insurance Corporation has not had the statutory capacity to pay dividends since December 31, 2009. Based on estimated future income, MBIA Insurance Corporation is not expected to have any statutory capacity to pay dividends.

LIQUIDITY AND CAPITAL RESOURCES (continued)

The NYSDFS has not approved MBIA Insurance Corporation's requests to make interest payments on MBIA Insurance Corporation's Surplus Notes due January 15, 2033 (the "Surplus Notes") since, and including, the January 15, 2013 interest payment. The NYSDFS has cited both MBIA Insurance Corporation's liquidity and financial condition as well as the availability of "free and divisible surplus" as the basis for such non-approvals. As of January 15, 2023, the most recent scheduled interest payment date, there was $1.2 billion of unpaid interest on the par amount outstanding of $953 million of the Surplus Notes. Under Section 1307 of the NYIL and the Fiscal Agency Agreement governing the surplus notes, Surplus Note payments may be made only with the prior approval by the NYSDFS and if MBIA Insurance Corporation has sufficient "Eligible Surplus", or as we believe, "free and divisible surplus" as an appropriate calculation of "Eligible Surplus." As of December 31, 2022, MBIA Insurance Corporation had "free and divisible surplus" of $146 million. There is no assurance the NYSDFS will approve Surplus Note payments, notwithstanding the sufficiency of MBIA Insurance Corporation's liquidity and financial condition. The unpaid interest on the Surplus Notes will become due on the first business day on or after which MBIA Insurance Corporation obtains approval to pay some or all of such unpaid interest. No interest has been accrued or will accrue on the deferred interest.

MBIA Insurance Corporation—Claims-Paying Resources (Statutory Basis)

CPR is a key measure of the resources available to MBIA Corp. to pay claims under its insurance policies. CPR consists of total financial resources and reserves calculated on a statutory basis. CPR has been a common measure used by financial guarantee insurance companies to report and compare resources, and continues to be used by MBIA's management to evaluate changes in such resources. We have provided CPR to allow investors and analysts to evaluate MBIA Corp., using the same measure that MBIA's management uses to evaluate MBIA Corp.'s resources to pay claims under its insurance policies. There is no directly comparable GAAP measure. Our calculation of CPR may differ from the calculation of CPR reported by other companies.

MBIA Corp.'s CPR and components thereto, as of December 31, 2022 and December 31, 2021 are presented in the following table:

In millions	As of December 31, 2022		As of December 31, 2021	
Policyholders' surplus	$	164	$	97
Contingency reserves		5		37
Statutory capital		169		134
Unearned premiums		36		46
Present value of installment premiums[1]		34		48
Premium resources[2]		70		94
Net loss and LAE reserves[1]		35		266
Salvage reserves on paid claims[1] [3]		395		231
Gross loss and LAE reserves		430		497
Total claims-paying resources	$	669	$	725

(1)—Calculated using a discount rate of 5.53% and 4.99% as of December 31, 2022 and 2021, respectively.
(2)—Includes financial guarantee and insured derivative related premiums.
(3)—This amount primarily consists of expected recoveries related to the payment of claims on insured CDOs and RMBS. In addition, the 2022 balance includes salvage related to a permitted practice granted by NYSDFS.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which requires the use of estimates and assumptions. Refer to "Note 2: Significant Accounting Policies" in the Notes to Consolidated Financial Statements for a discussion of our significant accounting policies and methods used in the preparation of our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

The following accounting estimates are viewed by management to be critical because they require significant judgment on the part of management. Management has discussed and reviewed the development, selection, and disclosure of critical accounting estimates with the Company's Audit Committee. Financial results could be materially different if other methodologies were used or if management modified its assumptions.

Loss and Loss Adjustment Expense Reserves

Loss and LAE reserves are established by loss reserve committees in each of our major operating insurance companies (National and MBIA Insurance Corporation) and reviewed by our executive Loss Reserve Committee, which consists of members of senior management. Loss and LAE reserves include case basis reserves and accruals for LAE incurred with respect to non-derivative financial guarantees. Case basis reserves represent our estimate of expected losses to be paid under insurance contracts, net of expected recoveries, on insured obligations that have defaulted or are expected to default. These reserves require the use of judgment and estimates with respect to the occurrence, timing and amount of paid losses and recoveries on insured obligations. Given that the reserves are based on such estimates and assumptions, there can be no assurance that the actual ultimate losses will not be greater than or less than such estimates, resulting in the Company recognizing additional or reversing excess loss and LAE reserves through earnings.

We take into account a number of variables in establishing specific case basis reserves for individual policies that depend primarily on the nature of the underlying insured obligation. These variables include the nature and creditworthiness of the issuers of the insured obligations, expected recovery rates on unsecured obligations, the projected cash flow or market value of any assets pledged as collateral on secured obligations, and the expected rates of recovery, cash flow or market values on such obligations or other expected consideration. Factors that may affect the actual ultimate realized losses for any policy include economic conditions and trends, political developments, levels of interest rates, borrower behavior, the default rate and salvage values of specific collateral or other expected consideration, and our ability to enforce contractual rights through litigation and otherwise. Also, any adverse developments on macroeconomic factors could result in new or additional losses on insured obligations. Our remediation strategy for an insured obligation that has defaulted or is expected to default may also have an impact on our loss reserves.

In establishing case basis loss reserves, we calculate the present value of probability-weighted estimated loss payments, net of estimated recoveries, using a discount rate equal to the risk-free rate applicable to the currency and the weighted average remaining life of the insurance contract. Yields on U.S. Treasury offerings are used to discount loss reserves denominated in U.S. dollars, which represent the majority of our loss reserves. Similarly, yields on foreign government offerings are used to discount loss reserves denominated in currencies other than the U.S. dollar.

Refer to "Note 6: Loss and Loss Adjustment Expense Reserves" in the Notes to Consolidated Financial Statements for further information on our loss reserves and recoveries, including critical accounting estimates used in the determination of these amounts.

Valuation of Financial Instruments

We have categorized our financial instruments measured at fair value into the three-level hierarchy according to accounting guidance for fair value measurements and disclosures based on the significance of pricing inputs to the measurement in its entirety. Fair value measurements of financial instruments that use quoted prices in active markets for identical assets or liabilities are generally categorized as Level 1, fair value measurements of financial instruments that use quoted prices in markets that are not active where significant inputs are observable are generally categorized as Level 2, and fair value measurements of financial instruments where significant inputs are not observable are generally categorized as Level 3. We categorize our financial instruments based on the lowest level category at which we can generate reliable fair values. The determination of reliability requires management to exercise judgment. The degree of judgment used to determine the fair values of financial instruments generally correlates to the degree that pricing is not observable.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

The fair value measurements of financial instruments held or issued by the Company are determined through the use of observable market data when available. Market data is obtained from a variety of third-party sources, including dealer quotes. If dealer quotes are not available for an instrument that is infrequently traded, we use alternate valuation methods, including either dealer quotes for similar contracts or modeling using market data inputs. The use of alternate valuation methods generally requires considerable judgment in the application of estimates and assumptions and changes to these variables may produce materially different values.

The fair value pricing of assets and liabilities is a function of many components which include interest rate risk, market risk, liquidity risk and credit risk. For financial instruments that are internally valued by the Company, as well as those for which the Company uses broker quotes or pricing services, credit risk is typically incorporated by using appropriate credit spreads or discount rates as inputs. Substantially all of the Company's investments carried and reported at fair value are priced by independent third parties, including pricing services and brokers.

Instruments that trade infrequently and, therefore, have little or no price transparency are classified within Level 3 of the fair value hierarchy. Also included in Level 3 are financial instruments that have significant unobservable inputs deemed significant to the instrument's overall fair value. Level 3 assets represented approximately 7% and 3% of total assets measured at fair value on a recurring basis as of December 31, 2022 and 2021, respectively. Level 3 liabilities represented approximately 82% and 75% of total liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021, respectively.

Refer to "Note 7: Fair Value of Financial Instruments" in the Notes to Consolidated Financial Statements for further information about our financial assets and liabilities that are accounted for at fair value, including valuation techniques and significant inputs used to estimate fair values.

Refer to "Note 3: Recent Accounting Pronouncements" in the Notes to Consolidated Financial Statements for a discussion of accounting guidance recently adopted by the Company.

Interbank Offered Rates Transition

In July 2017, the U.K. Financial Conduct Authority announced that after 2021, it will no longer persuade or require banks to submit rates for LIBOR. Subsequently, on November 30, 2020, ICE Benchmark Administration, the administrator for LIBOR, announced plans to cease publication (i) immediately after December 31, 2021 of one week and two month USD LIBOR settings and (ii) immediately following the LIBOR publication on June 30, 2023 of the remaining USD LIBOR settings i.e., overnight and one, three, six and twelve month settings. On March 15, 2022, the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") was enacted to establish a clear and uniform process for replacing LIBOR in existing contracts and preclude litigation, among other things. As a general matter, the LIBOR Act provides that on the first London banking day after June 30, 2023, a benchmark replacement recommended by the Board of Governors of the Federal Reserve System (the "Board") will automatically replace the USD LIBOR benchmark in existing contracts that (after disregarding certain types of fallback provisions invalidated by the LIBOR Act) contain no LIBOR fallback provisions or contain LIBOR fallback provisions that identify neither a benchmark replacement nor a person with authority to determine a benchmark replacement. The Board-recommended benchmark replacement will be based on the Secured Overnight Financing Rate ("SOFR") published by the Federal Reserve Bank of New York, including any recommended spread adjustment and benchmark replacement conforming changes. Pursuant to the LIBOR Act and the regulations, the Board has identified (i) the one-, three, six-, or 12-month CME Term SOFR plus (ii) the applicable tenor spread adjustment specified in the LIBOR Act, as the board selected benchmark replacement for references to the corresponding one-, three-, six-, and 12-month LIBOR in contracts governing a cash transaction that is not a consumer loan, an FHFA-regulated-entity contract or a FFELP ABS, as referenced in the LIBOR Regulations.

The Company has identified LIBOR transition risk related to its insurance portfolio exposures that reference or are indexed to LIBOR, insured interest rate swaps referencing LIBOR, financial investments indexed to an interbank offered rate, including LIBOR, and MBIA Corp.'s surplus notes. Currently, the Company is evaluating the impact of such changes on existing exposures, transactions and debt and developing the processes and protocols to execute the upcoming LIBOR transition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

These announcements, among other developments, about the discontinuance of LIBOR as a benchmark rate may adversely affect the value of, return on and trading market for our financial assets and liabilities that are based on or are linked to LIBOR. Furthermore, there can be no assurance that we and other market participants will be adequately prepared for the discontinuation of LIBOR which could have an unpredictable impact on contractual mechanics that could also produce an adverse economic impact.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's market risk exposures relate to changes in interest rates, foreign exchange rates and credit spreads that affect the fair value of its financial instruments, primarily investment securities, MTNs and investment agreement liabilities. The Company's investments are primarily U.S. dollar-denominated fixed-income securities including municipal bonds, U.S. government bonds, corporate bonds, MBS and asset-backed securities. In periods of rising and/or volatile interest rates, foreign exchange rates and credit spreads, profitability could be adversely affected should the Company have to liquidate these securities. The Company minimizes its exposure to interest rate risk, foreign exchange risk and credit spread movement through active portfolio management to ensure a proper mix of the types of securities held and to stagger the maturities of its fixed-income securities.

INTEREST RATE SENSITIVITY

Interest rate sensitivity can be estimated by projecting a hypothetical instantaneous increase or decrease in interest rates. The following table presents the estimated pre-tax change in fair value of the Company's financial instruments as of December 31, 2022 from instantaneous shifts in interest rates:

| | Change in Interest Rates | | | | | |
In millions	300 Basis Point Decrease	200 Basis Point Decrease	100 Basis Point Decrease	100 Basis Point Increase	200 Basis Point Increase	300 Basis Point Increase
Estimated change in fair value	$ 260	$ 154	$ 69	$ (56)	$ (102)	$ (139)

FOREIGN EXCHANGE RATE SENSITIVITY

The Company is exposed to foreign exchange rate risk in respect of liabilities denominated in currencies other than U.S. dollars. Certain liabilities included in our corporate segment are denominated in currencies other than U.S. dollars. The majority of the Company's foreign exchange rate risks is with the Euro. Foreign exchange rate sensitivity can be estimated by projecting a hypothetical instantaneous increase or decrease in foreign exchange rates. The following table presents the estimated pre-tax change in fair value of the Company's financial instruments as of December 31, 2022 from instantaneous shifts in foreign exchange rates:

| | Change in Foreign Exchange Rates | | | |
| | Dollar Weakens | | Dollar Strengthens | |
In millions	20%	10%	10%	20%
Estimated change in fair value	$ (17)	$ (9)	$ 9	$ 17

CREDIT SPREAD SENSITIVITY

Credit spread sensitivity can be estimated by projecting a hypothetical instantaneous increase or decrease in credit spreads. The following table presents the estimated pre-tax change in fair value of the Company's financial instruments as of December 31, 2022 from instantaneous shifts in credit spread curves. It was assumed that all credit spreads move by the same amount. It is more likely that the actual changes in credit spreads will vary by security. The changes in fair value reflect partially offsetting effects as the value of the investment portfolios generally changes in an opposite direction from the liability portfolio:

| | Change in Credit Spreads | | |
In millions	50 Basis Point Decrease	50 Basis Point Increase	200 Basis Point Increase
Estimated change in fair value	$ 71	$ (65)	$ (222)

Item 8. Financial Statements

MBIA INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MBIA Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of MBIA Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021 and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedules listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013)issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021**,** the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Certain Loss and Loss Adjustment Expense (LAE) Reserves and Insurance Loss Recoverable - U.S. Public Finance Insurance

As described in Notes 1, 2 and 6 to the consolidated financial statements, management recognizes loss reserves on a contract-by-contract basis when the present value of probability-weighted expected net cash outflows to be paid under the contract discounted using a risk-free rate as of the measurement date exceeds the unearned premium revenue. In addition, management recognizes potential recoveries on paid claims based on probability-weighted cash inflows present valued at applicable risk-free rates as of the measurement date. Management estimates the likelihood of possible claim payments and possible recoveries using probability-weighted expected cash flows based on information available as of the measurement date, including market information. As of December 31, 2022, for U.S. Public Finance Insurance, the loss and LAE reserves were $154 million and the insurance loss recoverable was $107 million, both of which primarily relate to insured debt obligations of Puerto Rico. In formulating loss reserves and recoveries for its Puerto Rico exposures, estimates in management's probability-weighted scenarios include assumptions related to the nature, value, and timing of net cash flows considering the following: environmental, economic, and political developments on the island; litigation and ongoing discussions with creditors and obligors on the Title III proceedings; contractual debt service payments; any existing settlement agreements or proposals and deviations from these proposals; the remediation strategy for insured obligations that have defaulted or are expected to default; and values of other obligations of the issuer.

The principal considerations for our determination that performing procedures relating to certain loss and LAE reserves and insurance loss recoverable for U.S. Public Finance Insurance is a critical audit matter are (i) the significant judgment by management in developing the estimates for the loss and LAE reserves and insurance loss recoverable, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's aforementioned assumptions used in the cash flow models, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the development of the estimates for the certain loss and LAE reserves and insurance loss recoverable for U.S. Public Finance Insurance, including controls over the cash flow models and the development of significant assumptions. These procedures also included, among others, (i) testing management's process for developing the estimates for the loss and LAE reserves and insurance loss recoverable for U.S. Public Financial Insurance, (ii) evaluating the appropriateness of management's cash flow models, (iii) testing the completeness and accuracy of data provided by management and used in management's models, and (iv) the involvement of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of the aforementioned assumptions used in certain of management's cash flow models.

/s/ PricewaterhouseCoopers
New York, New York
February 28, 2023

We have served as the Company's auditor since at least 1986. We have not been able to determine the specific year we began serving as auditor of the Company.

MBIA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions except share and per share amounts)

	December 31, 2022	December 31, 2021
Assets		
Investments:		
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $2,044 and $2,016)	$ 1,812	$ 2,157
Investments carried at fair value	511	258
Investments pledged as collateral, at fair value (amortized cost $- and $4)	—	4
Short-term investments, at fair value (amortized cost $353 and $374)	353	374
Total investments	2,676	2,793
Cash and cash equivalents	50	151
Premiums receivable (net of allowance for credit losses $- and $5)	160	178
Deferred acquisition costs	35	42
Insurance loss recoverable	137	1,296
Assets held for sale	80	—
Other assets	73	67
Assets of consolidated variable interest entities:		
Cash	16	9
Investments carried at fair value	47	60
Loans receivable at fair value	78	77
Other assets	23	23
Total assets	$ 3,375	$ 4,696
Liabilities and Equity		
Liabilities:		
Unearned premium revenue	$ 266	$ 322
Loss and loss adjustment expense reserves	439	894
Long-term debt	2,428	2,331
Medium-term notes (includes financial instruments carried at fair value of $41 and $98)	501	590
Investment agreements	233	274
Derivative liabilities	49	131
Liabilities held for sale	61	—
Other liabilities	94	163
Liabilities of consolidated variable interest entities:		
Variable interest entity debt (includes financial instruments carried at fair value of $172 and $291)	174	291
Derivative liabilities	6	—
Total liabilities	4,251	4,996
Commitments and contingencies (Refer to Note 19)		
Equity:		
Preferred stock, par value $1 per share; authorized shares--10,000,000; issued and outstanding—none	—	—
Common stock, par value $1 per share; authorized shares--400,000,000; issued shares--283,186,115 and 283,186,115	283	283
Additional paid-in capital	2,925	2,931
Retained earnings (deficit)	(653)	(458)
Accumulated other comprehensive income (loss), net of tax of $8 and $8	(283)	100
Treasury stock, at cost--228,333,444 and 228,630,003 shares	(3,154)	(3,169)
Total shareholders' equity of MBIA Inc.	(882)	(313)
Preferred stock of subsidiary and noncontrolling interest held for sale	6	13
Total equity	(876)	(300)
Total liabilities and equity	$ 3,375	$ 4,696

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions except share and per share amounts)

		Years Ended December 31,				
		2022		2021		2020
Revenues:						
Premiums earned:						
Scheduled premiums earned	$	39	$	64	$	59
Refunding premiums earned		14		10		14
Premiums earned (net of ceded premiums of $1, $16 and $5)		53		74		73
Net investment income		95		62		76
Net realized investment gains (losses)		(41)		5		48
Net gains (losses) on financial instruments at fair value and foreign exchange		45		40		(80)
Net gains (losses) on extinguishment of debt		4		30		—
Fees and reimbursements		5		7		2
Other net realized gains (losses)		(12)		(6)		—
Revenues of consolidated variable interest entities:						
Net investment income		—		—		18
Net gains (losses) on financial instruments at fair value and foreign exchange		(14)		(8)		108
Other net realized gains (losses)		19		(15)		37
Total revenues		154		189		282
Expenses:						
Losses and loss adjustment		38		350		530
Amortization of deferred acquisition costs		8		6		10
Operating		68		91		87
Interest		179		163		178
Expenses of consolidated variable interest entities:						
Operating		8		6		5
Interest		1		18		50
Total expenses		302		634		860
Income (loss) from continuing operations before income taxes		(148)		(445)		(578)
Provision (benefit) for income taxes		1		—		—
Income (loss) from continuing operations		(149)		(445)		(578)
Income (loss) from discontinued operations, net of income taxes		(54)		—		—
Net income (loss)		(203)		(445)		(578)
Less: Net income (loss) from discontinued operations attributable to noncontrolling interests		(8)		—		—
Net income (loss) attributable to MBIA Inc.	$	(195)	$	(445)	$	(578)
Net income (loss) per common share attributable to MBIA Inc.—basic and diluted						
Continuing operations	$	(3.00)	$	(8.99)	$	(9.78)
Discontinued operations		(0.92)		—		—
Net income (loss) per common share attributable to MBIA Inc.—basic and diluted	$	(3.92)	$	(8.99)	$	(9.78)
Weighted average number of common shares outstanding:						
Basic		49,803,739		49,472,281		59,071,843
Diluted		49,803,739		49,472,281		59,071,843

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

	Years Ended December 31,		
	2022	**2021**	**2020**
Net income (loss) attributable to MBIA Inc.	$ (195)	$ (445)	$ (578)
Other comprehensive income (loss):			
Available-for-sale securities with no credit losses:			
Unrealized gains (losses) arising during the period	(362)	(26)	83
Reclassification adjustments for (gains) losses included in net income (loss)	(10)	(12)	(19)
Foreign currency translation:			
Foreign currency translation gains (losses)	2	4	(3)
Instrument-specific credit risk of liabilities measured at fair value:			
Unrealized gains (losses) arising during the period	(31)	(17)	50
Reclassification adjustments for (gains) losses included in net income (loss)	18	36	6
Total other comprehensive income (loss)	(383)	(15)	117
Comprehensive income (loss) attributable to MBIA Inc.	**$ (578)**	**$ (460)**	**$ (461)**

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2022, 2021 and 2020
(In millions except share amounts)

	2022	2021	2020
Common shares			
Balance at beginning of year	283,186,115	283,186,115	283,433,401
Common shares issued (cancelled), net	—	—	(247,286)
Balance at end of year	283,186,115	283,186,115	283,186,115
Common stock amount			
Balance at beginning and end of year	$ 283	$ 283	$ 283
Additional paid-in capital			
Balance at beginning of year	$ 2,931	$ 2,962	$ 2,999
Share-based compensation	(6)	(31)	(37)
Balance at end of year	$ 2,925	$ 2,931	$ 2,962
Retained earnings (deficit)			
Balance at beginning of year	$ (458)	$ (13)	$ 607
ASU 2016-13 transition adjustment	—	—	(42)
Net income (loss) attributable to MBIA Inc.	(195)	(445)	(578)
Balance at end of year	$ (653)	$ (458)	$ (13)
Accumulated other comprehensive income (loss)			
Balance at beginning of year	$ 100	$ 115	$ (2)
Other comprehensive income (loss)	(383)	(15)	117
Balance at end of year	$ (283)	$ 100	$ 115
Treasury shares			
Balance at beginning of year	(228,630,003)	(229,508,967)	(204,000,108)
Treasury shares acquired under share repurchase program	—	—	(26,430,768)
Share-based compensation	296,559	878,964	921,909
Balance at end of year	(228,333,444)	(228,630,003)	(229,508,967)
Treasury stock amount			
Balance at beginning of year	$ (3,169)	$ (3,211)	$ (3,061)
Treasury shares acquired under share repurchase program	—	—	(198)
Share-based compensation	15	42	48
Balance at end of year	$ (3,154)	$ (3,169)	$ (3,211)
Total shareholders' equity of MBIA Inc.			
Balance at beginning of year	$ (313)	$ 136	$ 826
Period change	(569)	(449)	(690)
Balance at end of year	$ (882)	$ (313)	$ 136
Preferred stock of subsidiary shares			
Balance at beginning and end of year	1,315	1,315	1,315
Preferred stock of subsidiary amount			
Balance at beginning of year	$ 13	$ 13	$ 13
Period change	(7)	—	—
Balance at end of year	6	13	13
Total equity	$ (876)	$ (300)	$ 149

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Years Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Premiums, fees and reimbursements received	$ 25	$ 44	$ 28
Investment income received	92	77	118
Proceeds from litigation settlement	18	—	—
Financial guarantee losses and loss adjustment expenses paid	(1,108)	(343)	(475)
Proceeds from recoveries and reinsurance, net of salvage paid to reinsurers	694	282	84
Proceeds from loan repurchase commitments	—	600	—
Operating expenses paid and other operating	(97)	(88)	(74)
Interest paid, net of interest converted to principal	(43)	(61)	(84)
Income taxes (paid) received	(1)	—	13
Cash provided by discontinued operations	2	—	—
Net cash provided (used) by operating activities	(418)	511	(390)
Cash flows from investing activities:			
Purchases of available-for-sale investments	(1,009)	(1,163)	(1,133)
Sales of available-for-sale investments	1,100	597	1,095
Paydowns and maturities of available-for-sale investments	411	626	724
Purchases of investments at fair value	(148)	(206)	(179)
Sales, paydowns and maturities of investments at fair value	228	174	198
Sales, paydowns and maturities (purchases) of short-term investments, net	31	(99)	143
Sales, paydowns and maturities of held-to-maturity investments	—	—	890
Paydowns and maturities of loans receivable and other instruments at fair value	8	77	16
Consolidation of variable interest entities	2	—	—
(Payments) proceeds for derivative settlements	(10)	(66)	(16)
Capital expenditures	—	(1)	—
Proceeds from receipt of discontinued operations	10	—	—
Net cash provided (used) by investing activities	623	(61)	1,738
Cash flows from financing activities:			
Proceeds from investment agreements	8	2	12
Principal paydowns of investment agreements	(54)	(2)	(48)
Principal paydowns of medium-term notes	(74)	(81)	—
Proceeds from variable interest debt	2	—	—
Principal paydowns of variable interest entity debt	(135)	(369)	(914)
Principal paydowns of long-term debt	(29)	(6)	(115)
Purchases of treasury stock	(3)	(1)	(200)
Net cash provided (used) by financing activities	(285)	(457)	(1,265)
Effect of exchange rate changes on cash and cash equivalents	(2)	—	1
Net increase (decrease) in cash and cash equivalents	(82)	(7)	84
Cash and cash equivalents—beginning of year	160	167	83
Cash and cash equivalents—end of year	$ 78	$ 160	$ 167
Reconciliation of net income (loss) to net cash provided (used) by operating activities:			
Net income (loss)	$ (203)	$ (445)	$ (578)
Income (loss) from discontinued operations, net of income taxes	(54)	—	—
Income (loss) from continuing operations	(149)	(445)	(578)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided (used) by operating activities:			
Premiums receivable	32	31	29
Deferred acquisition costs	7	8	10
Accrued investment income	(3)	—	6
Unearned premium revenue	(56)	(83)	(77)
Loss and loss adjustment expense reserves	(468)	(102)	86
Insurance loss recoverable	120	381	16
Loan repurchase commitments	—	604	—
Accrued interest payable	121	107	133
Other liabilities	(43)	4	34
Net realized investment gains (losses)	41	(5)	(48)
Net (gains) losses on financial instruments at fair value and foreign exchange	(31)	(35)	(29)
Other net realized (gains) losses	(7)	21	(37)
Deferred income tax provision (benefit)	—	—	12
Other	18	25	53
Total adjustments to net income (loss)	(269)	956	188
Net cash provided (used) by operating activities	$ (418)	$ 511	$ (390)
Supplementary Disclosure of Non-Cash Consolidated Cash Flow Information:			
Fixed-maturity securities held as available-for-sale, received as salvage	$ 582	$ —	$ —

Investments carried at fair value, received as salvage	$	277	$	—	$	—

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1: Business Developments and Risks and Uncertainties

Summary

MBIA Inc., together with its consolidated subsidiaries, (collectively, "MBIA" or the "Company") operates within the financial guarantee insurance industry. MBIA manages three operating segments: 1) United States ("U.S.") public finance insurance; 2) corporate; and 3) international and structured finance insurance. The Company's U.S. public finance insurance business is managed through National Public Finance Guarantee Corporation ("National"), the corporate segment is operated through MBIA Inc. and several of its subsidiaries, including its service company, MBIA Services Corporation ("MBIA Services") and its international and structured finance insurance business is primarily operated through MBIA Insurance Corporation and its subsidiary, MBIA Mexico S.A. de C.V., ("MBIA Corp.").

Refer to "Note 12: Business Segments" for further information about the Company's operating segments.

Business Developments

Puerto Rico

During 2022, the Commonwealth of Puerto Rico and certain of its instrumentalities ("Puerto Rico") defaulted on scheduled debt service for National insured bonds and National paid gross claims in the aggregate of $189 million. On January 1, 2023, the Puerto Rico Electric Power Authority ("PREPA") defaulted on scheduled debt service for National insured bonds and National paid gross claims in the aggregate of $18 million. As of December 31, 2022, National had $1.0 billion of debt service outstanding related to Puerto Rico, of which $945 million related to PREPA.

PREPA

On March 8, 2022, the Puerto Rico Fiscal Agency and Financial Advisory Authority ("AAFAF") and PREPA terminated the restructuring support agreement. On April 8, 2022, the Court appointed a new panel of judges to commence mediation among the Financial Oversight and Management Board for Puerto Rico (the "Oversight Board"), the Ad Hoc creditor group of holders of PREPA Senior Bonds, Assured, National and Syncora. The mediation initially terminated on September 16, 2022; however on September 29, 2022 the Court entered an order restarting mediation through January 31, 2023. Mediation will be further continued until April 28, 2023. On January 31, 2023, National entered into the PREPA Plan Support Agreement ("PREPA PSA") with the Oversight Board, on behalf of itself and as the sole Title III representative of PREPA. On February 9, 2023, the Oversight Board filed an amendment to PREPA's Plan of Adjustment originally filed with the Title III Court on December 16, 2022 (the "Amended Plan"), that reflects the entry into the PREPA PSA and the settlement described therein. The PREPA PSA provides, among other things, for the consensual resolution of the treatment of claims held by National related to insured PREPA revenue bonds and the settlement of National's participation in litigation related to such claims. The PREPA PSA provides that, upon the effective date of a plan of adjustment, National shall receive in exchange for its bond and reimbursement claims newly issued PREPA secured revenue bonds together with certain fees and expense reimbursement payments, including an interim payment subject to regulatory approval. The PREPA PSA also provides National with the potential to receive additional consideration. The PREPA PSA remains subject to a number of conditions, including (but not limited to) the Title III Court's approval, and confirmation and effectiveness, of the Amended Plan. There is no assurance that the Amended Plan or a substantially similar plan of adjustment will ultimately be confirmed and go effective.

GO and HTA

On February 22, 2021, National agreed to join a plan support agreement, dated as of February 22, 2021 (the "GO PSA"), among the Oversight Board, certain holders of Puerto Rico Commonwealth GO ("GO") Bonds and Puerto Rico Public Buildings Authority ("PBA") Bonds, Assured Guaranty Corp. and Assured Guaranty Municipal Corp, and Syncora Guarantee Inc. in connection with the GO and PBA Title III cases. The Commonwealth Plan of Adjustment was confirmed on January 18, 2022. The GO PSA went effective and was implemented on March 15, 2022; among other things, National received cash, including certain fees, newly issued General Obligation bonds

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1: Business Developments and Risks and Uncertainties (continued)

and a contingent value instrument ("CVI") totaling approximately $1.0 billion. The CVI is intended to provide creditors with additional recoveries based on potential outperformance of Puerto Rico 5.5% Sales and Use Tax receipts based on the projections in the 2020 certified fiscal plan, subject to certain caps. Subsequent to the GO PSA implementation, National made $277 million of acceleration and commutation payments pursuant to the GO PSA. Accordingly, National's GO and PBA gross par outstanding and debt service outstanding have been reduced to zero from approximately $380 million and $495 million, respectively.

On April 12, 2021, National, Assured Guaranty Corp., Assured Guaranty Municipal Corp. and the Oversight Board reached an agreement in principle settling certain clawback claims and providing for a distribution of cash, bonds and a CVI to Puerto Rico Highway and Transportation Authority ("HTA") bondholders subject to completing negotiations on a plan support agreement in respect of a plan of adjustment (the "HTA PSA"). On May 5, 2021, National, Assured Guaranty Corp., Assured Guaranty Municipal Corp. and the Oversight Board entered into the HTA PSA. On May 2, 2022, the Oversight Board filed the Title III Plan of Adjustment for the Puerto Rico Highways and Transportation Authority (the "HTA Plan"), together with the Disclosure Statement and supporting documents. On June 22, 2022, the Disclosure Statement was approved by the Court. During July of 2022, National received $33 million of cash and $358 million face amount of CVI relating to HTA. The Court entered the HTA confirmation order on October 12, 2022, and the HTA Plan became effective on December 6, 2022. National received an additional $46 million of cash and $177 million face amount of newly issued HTA bonds. Subsequent to the HTA Plan effective date, National made $556 million of acceleration and commutation payments pursuant to the HTA PSA. Accordingly, National's HTA gross par outstanding and debt service outstanding have been reduced to zero from approximately $581 million and $910 million, respectively.

Refer to "Note 6: Loss and Loss Adjustment Expense Reserves" for a further discussion of the Company's Puerto Rico reserves and recoveries.

Zohar CDOs

Payment of claims on MBIA Corp.'s policies insuring the Class A-1 and A-2 notes issued by Zohar collateralized debt obligation ("CDO") 2003-1, Limited ("Zohar I") and Zohar II 2005-1, Limited ("Zohar II") (collectively, the "Zohar CDOs"), entitled MBIA Corp. to reimbursement of such amounts plus interest and expenses and/or to exercise certain rights and remedies to seek recovery of such amounts. MBIA Corp. has anticipated that it would receive substantial recoveries on the loans made to, and equity interests in, companies that, until late March of 2020, were purportedly controlled and managed by the sponsor and former collateral manager of the Zohar CDOs (collectively, the "Zohar Collateral"). Since March of 2018 MBIA Corp. had been pursuing those recoveries in a Delaware bankruptcy proceeding filed by the Zohar CDOs ("Zohar Funds Bankruptcy Cases"). Pursuant to a plan of liquidation that became effective in August of 2022, all remaining Zohar Collateral was distributed to MBIA Corp. either directly or in the form of interests in certain asset recovery entities. There still remains significant uncertainty with respect to the realizable value of the remaining loans and equity interests that formerly constituted the Zohar Collateral. Further, as the monetization of these assets unfolds, and new information concerning the financial condition of the portfolio companies is disclosed, the Company will continue to revise its expectations for recoveries.

The interests in the asset recovery entities include various loans to and equity interest in portfolio companies. For those portfolio companies in which the Company does not have a majority of the voting interest, the Company recorded these assets as investments. For those portfolio companies in which the Company owns a majority of the voting interest, the Company consolidated the assets, liabilities, and financial results of these companies. In accordance with Accounting Standards Codification ("ASC") 360-10, Property, Plant, and Equipment and ASC 205-20, Presentation of Financial Statements-Discontinued Operations, certain of these portfolio companies met the criteria to be classified as held for sale and discontinued operations. Refer to the following "Discontinued Operations" section below for further information about the Company's discontinued operations.

In addition, certain of the Zohar debtors' litigation claims were transferred into a litigation trust that the Company consolidated as a variable interest entity ("VIE"). Refer to "Note 19: Commitments and Contingencies" for further

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1: Business Developments and Risks and Uncertainties (continued)

information about these litigation matters. Previous to the plan effective date, any salvage and subrogation recoveries related to the Zohar CDOs were reported within "Insurance loss recoverable" on the Company's consolidated balance sheet. Refer to "Note 6: Loss and Loss Adjustment Expense Reserves" for a further discussion of these recoveries.

<u>Discontinued Operations</u>

For those portfolio companies in which the Company acquired an interest and which have met the criteria for held for sale classification in accordance with ASC 360, the Company classified these entities as held for disposition. Accordingly, the Company classified the assets and liabilities of consolidated portfolio companies and the interests in certain nonconsolidated portfolio companies as held for sale. Furthermore, as these entities met the one-year probable sale criteria on the acquisition date, and the remaining held for sale criteria within a short period following the acquisition date, these entities were classified as discontinued operations in accordance with ASC 205. As of December 31, 2022, the assets and liabilities of these entities are presented within "Assets held for sale" and "Liabilities held for sale" on the Company's consolidated balance sheet. Additionally, the results of operations for these entities are classified as "Income from discontinued operations, net of income taxes" on the Company's consolidated statement of operations for the period from August 2, 2022 to December 31, 2022. Since these newly acquired entities were classified as held for sale as of the acquisition date, and recorded at their fair values, there was no gain or loss resulting from such classification. In addition, during the fourth quarter of 2022, the Company received new information related to the fair value of a portfolio company which resulted in the Company recognizing a loss of $54 million to adjust the disposal group to fair value less costs to sell.

The following table summarizes the components of assets and liabilities held for sale as of December 31, 2022:

In millions	As of December 31, 2022
Assets held for sale	
Cash	$ 12
Accounts receivable	24
Goodwill	90
Other assets	8
Loss on disposal group	(54)
Total assets held for sale	$ 80
Liabilities held for sale	
Accounts payable	$ 12
Debt	30
Accrued expenses and other liabilities	19
Total liabilities held for sale	$ 61

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1: Business Developments and Risks and Uncertainties (continued)

The results of operations from discontinued operations for the period from August 2, 2022 to December 31, 2022 consist of the following:

In millions	
Revenues	
Revenues	$ 58
Cost of sales	29
Total revenues from discontinued operations	29
Expenses	
Operating	28
Interest	1
Loss on disposal group held for sale	54
Total expenses from discontinued operations	83
Income (loss) before income taxes from discontinued operations	(54)
Provision (benefit) for income taxes from discontinued operations	—
Net income (loss) from discontinued operations, net of income taxes	$(54)

Risks and Uncertainties

The Company's financial statements include estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The outcome of certain significant risks and uncertainties could cause the Company to revise its estimates and assumptions or could cause actual results to differ materially from the Company's estimates. The discussion below highlights the significant risks and uncertainties that could have a material effect on the Company's financial statements and business objectives in future periods.

National's Insured Portfolio

National continues to monitor and remediate its existing insured portfolio and may also pursue strategic alternatives that could enhance shareholder value. Certain state and local governments and territory obligors that National insures are under financial and budgetary stress. This could lead to an increase in defaults by such entities on the payment of their obligations and losses or impairments on a greater number of National's insured transactions. In particular, PREPA is currently in bankruptcy-like proceedings in the United States District Court for the District of Puerto Rico. While National has entered into an agreement to support a plan to resolve the PREPA proceeding, PREPA may continue to fail to make payments when due, which could cause National to make additional claims payments which could be material. There is no assurance the PREPA amended plan of adjustment will ultimately be confirmed and go effective. National monitors and analyzes these situations and other stressed credits closely, and the overall extent and duration of this stress is uncertain.

MBIA Corp.'s Insured Portfolio

MBIA Corp.'s primary objectives are to satisfy all claims by its policyholders and to maximize future recoveries, if any, for its surplus note holders, and then its preferred stock holders. MBIA Corp. is executing this strategy by, among other things, taking steps to maximize the collection of recoveries and by reducing and mitigating potential losses on its insurance exposures. MBIA Corp.'s insured portfolio performance could deteriorate and result in additional significant loss reserves and claim payments. MBIA Corp.'s ability to meet its obligations is limited by available liquidity and its ability to secure additional liquidity through financing and other transactions. There can be no assurance that MBIA Corp. will be successful in generating sufficient resources to meet its obligations.

Recoveries

In addition to the recoveries on the Zohar Collateral, MBIA Corp. also projects to collect recoveries from prior claims associated with insured residential mortgage-backed securities ("RMBS"); however, the amount and timing of these collections are uncertain.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1: Business Developments and Risks and Uncertainties (continued)

Failure to collect its expected recoveries could impede MBIA Corp.'s ability to make payments when due on other policies. MBIA Corp. believes that if the New York State Department of Financial Services ("NYSDFS") concludes at any time that MBIA Insurance Corporation will not be able to pay its policyholder claims, the NYSDFS would likely put MBIA Insurance Corporation into a rehabilitation or liquidation proceeding under Article 74 of the New York Insurance Law ("NYIL") and/or take such other actions as the NYSDFS may deem necessary to protect the interests of MBIA Insurance Corporation's policyholders. The determination to commence such a proceeding or take other such actions is within the exclusive control of the NYSDFS.

Given the separation of MBIA Inc. and MBIA Corp. as distinct legal entities, the absence of any cross defaults between the entities and the lack of reliance by MBIA Inc. on MBIA Corp. for dividends, the Company does not believe that a rehabilitation or liquidation proceeding with respect to MBIA Insurance Corporation would have any significant liquidity impact on MBIA Inc. Such a proceeding could have material adverse consequences for MBIA Corp., including the termination of derivative contracts for which counterparties may assert market-based claims, the acceleration of debt obligations issued by affiliates and insured by MBIA Corp., the loss of control of MBIA Insurance Corporation to a rehabilitator or liquidator, and unplanned costs.

Refer to "Note 6: Loss and Loss Adjustment Expense Reserves" for additional information about MBIA Corp.'s recoveries.

Corporate Liquidity

Based on the Company's projections of National's dividends and other cash inflows, the Company expects that MBIA Inc. will have sufficient cash to satisfy its debt service and general corporate needs. However, MBIA Inc. continues to have liquidity risk that could be caused by interruption of or reduction in dividends from National, deterioration in the performance of invested assets, impaired access to the capital markets, as well as other factors, which are not anticipated at this time. Furthermore, failure by MBIA Inc. to settle liabilities that are insured by MBIA Corp. could result in claims on MBIA Corp.

Note 2: Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. As additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results. Certain amounts have been reclassified in prior years' financial statements to conform to the current presentation.

Consolidation

The consolidated financial statements include the accounts of MBIA Inc., its wholly-owned subsidiaries and all other entities in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether an entity is a voting interest entity or a VIE.

Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable an entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated when the Company has a majority voting interest.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

VIEs are entities that lack one or more of the characteristics of a voting interest entity. The consolidation of a VIE is required if an entity has a variable interest (such as an equity or debt investment, a beneficial interest, a guarantee, a written put option or a similar obligation) and that variable interest or interests give it a controlling financial interest in the VIE. A controlling financial interest is present when an enterprise has both (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The enterprise with the controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company consolidates all VIEs in which it is the primary beneficiary. The Company may elect to apply the fair value option to the financial assets and financial liabilities of consolidated VIEs on a VIE-by-VIE basis. Refer to "Note 4: Variable Interest Entities" for additional information.

Investments

The Company classifies its fixed-maturity investments as available-for-sale ("AFS"), held-to-maturity ("HTM"), or trading. AFS investments are reported in the consolidated balance sheets at fair value with non-credit related unrealized gains and losses, net of applicable deferred income taxes, reflected in accumulated other comprehensive income (loss) ("AOCI") in shareholders' equity. The specific identification method is used to determine realized gains and losses on AFS securities. Investments carried at fair value consist of equity instruments and fixed-maturity investments elected under the fair value option, and fixed-maturity investments classified as trading. Short-term investments include all fixed-maturity securities held as AFS with a remaining maturity of less than one year at the date of purchase, including commercial paper and money market securities.

Investment income is recorded as earned, which includes the current period interest accruals deemed collectible. Accrued interest income is recorded as part of "Other assets" on the Company's consolidated balance sheets. Bond discounts and premiums are amortized using the effective yield method over the remaining term of the securities and reported in "Net investment income" on the Company's consolidated statements of operations. However, premiums on certain callable debt securities are amortized to the next call date. For MBS and asset-backed securities ("ABS"), discounts and premiums are amortized using the retrospective or prospective method.

Changes in the fair values of investments carried at fair value are reflected in earnings as part of "Net gains (losses) on financial instruments at fair value and foreign exchange" on the Company's consolidated statements of operations. For fixed-maturity securities classified as trading and for VIE investments carried at fair value, interest income is also recorded as part of fair value changes within "Net gains (losses) on financial instruments at fair value and foreign exchange". Realized gains and losses from the sale and other dispositions of AFS investments are reflected in earnings as part of "Net realized investment gains (losses)" on the Company's consolidated statements of operations.

Credit Losses on Debt Securities

For AFS debt securities, the Company's consolidated statements of operations reflect the full impairment (the difference between a security's amortized cost basis and fair value) if the Company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. AFS debt securities in an unrealized loss position are evaluated on a quarterly basis to determine if credit losses exist. The Company considers that credit losses exist when the Company does not expect to recover the entire amortized cost basis of the debt security. The Company measures an allowance for credit losses on a security-by-security basis as the difference between the recorded investment and the present value of the cash flows expected to be collected, discounted at the instrument's effective interest rate. Only the amounts of impairment associated with the credit losses are recognized as charges to earnings.

The carrying values of debt securities are presented net of any allowance for credit losses. For AFS debt securities, adjustments to the amortized cost basis are recorded if there is an intent to sell before recovery of the impairment. For debt securities with an allowance for credit loss, changes in credit losses including accretion of the allowance for credit losses are recognized in earnings through other net realized gains (losses) with a corresponding change to the allowance for credit losses.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

Accrued interest income on debt securities is not assessed for credit losses since the Company reverses any past due accrued interest income through earnings as a charge against net investment income. Interest income is subsequently recognized to the extent cash is received.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and deposits with banks with original maturities of less than three months.

Deferred Acquisition Costs

The Company deferred acquisition costs that were directly related to new or renewal insurance business. Acquisition costs are costs to acquire an insurance contract which result directly from and are essential to the insurance contracts transaction and would not have been incurred by the Company had the contract transaction not occurred. Acquisition costs include compensation of employees involved in underwriting, certain rating agency fees, state premium taxes and certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers. Acquisition costs also included ceding commissions paid by the Company in connection with assuming business from other financial guarantors. Acquisition costs, net of ceding commissions received, related to non-derivative insured financial guarantee transactions are deferred and amortized over the period in which the related premiums are earned. Since the cessation of new insurance business by the Company, new acquisition costs relate to installment-based policies written prior to such cessation.

Held For Sale Classification and Discontinued Operations

In connection with the Zohar CDOs' plan of liquidation and the acquisition of the related interests, the Company classifies the assets and liabilities of consolidated portfolio companies and the interests in certain nonconsolidated portfolio companies as held for sale. Additionally, since these consolidated portfolio companies met the one-year probable sale criteria on acquisition, and the remaining held for sale criteria within a short period following the acquisition, these companies were classified as discontinued operations in accordance with ASC 205. As of December 31, 2022, these assets and liabilities of these companies are presented within "Assets held for sale" and "Liabilities held for sale" on the Company's consolidated balance sheet. Also, the results of operations for these companies are classified as "Income from discontinued operations, net of income taxes" on the Company's consolidated statement of operations for the year ended December 31, 2022. The Company consolidated the operating results of these portfolio companies on a two-month lag to allow for a more timely preparation of the Company's consolidated financial statements. Refer to "Note 1: Business Developments and Risks and Uncertainties" for a further information about the Company's held for sale assets and liabilities and discontinued operations.

Derivatives

The Company generally uses interest rate derivatives to manage the risk associated with changes in interest rates on specified assets and foreign currency derivatives to manage the foreign currency risk associated with certain foreign currency-denominated assets and liabilities. The Company's insured derivatives primarily consists of insured interest rate swaps and inflation-linked swaps related to its insured debt issuances. Derivative instruments are reported at fair value on the consolidated balance sheets as either assets or liabilities depending on the rights or obligations with gains and losses recognized in the consolidated statements of operations within "Net gains (losses) on financial instruments at fair value and foreign exchange".

In certain instances, the Company purchased or issued securities that contain embedded derivatives that were separated from the host contracts and accounted for as derivative instruments. In addition, the Company elected to record at fair value certain financial instruments that contain an embedded derivatives that would have otherwise required bifurcation from the host contracts and been accounted for separately as derivative instruments. These hybrid financial instruments included certain MTNs and certain AFS securities. The Company

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

elected to fair value these hybrid financial instruments in their entirety given the complexity of bifurcating the embedded derivatives.

Refer to "Note 9: Derivative Instruments" for a further discussion of the Company's use of derivatives and their impact on the Company's consolidated financial statements and "Note 7: Fair Value of Financial Instruments" for derivative valuation techniques and fair value disclosures.

Fair Value Measurements—Definition and Hierarchy

The Company carries certain financial instruments at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of financial instruments held or issued by the Company are determined through the use of observable market data when available. Market data is obtained from a variety of third-party sources, including dealer quotes. If dealer quotes are not available for an instrument that is infrequently traded, the Company uses alternate valuation methods, including either dealer quotes for similar instruments or pricing models that use market data inputs. The use of alternate valuation methods generally requires considerable judgment in the application of estimates and assumptions and changes to such estimates and assumptions may produce materially different fair values. The Company considers its own nonperformance risk and the nonperformance risk of its counterparties when measuring fair value.

The accounting guidance establishes a fair value hierarchy that categorizes into three levels, the inputs used to measure fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available and reliable. Observable inputs are those that the Company believes market participants would use in pricing an asset or liability based on available market data. Unobservable inputs are those that reflect the Company's beliefs about the assumptions market participants would use in pricing the asset or liability based on the best information available. The three levels of the fair value hierarchy are defined as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 assets include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, securities which are priced using observable inputs and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

- Level 3—Valuations based on inputs that are unobservable or supported by little or no market activity, and that are significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques where significant inputs are unobservable, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The availability of observable inputs can vary from financial instrument to financial instrument and period to period depending on the type of instrument, market activity, the approach used to measure fair value, and other factors. The Company categorizes a financial instrument within the fair value hierarchy based on the least observable input that is significant to the fair value measurement. When the inputs used to measure fair value of an asset or a liability are categorized within different levels based on the definition of the fair value hierarchy, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Refer to "Note 7: Fair Value of Financial Instruments" for additional fair value disclosures.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

Loss and Loss Adjustment Expenses

The Company recognizes loss reserves on a contract-by-contract basis when the present value of probability-weighted expected net cash outflows to be paid under the contract discounted using a risk-free rate as of the measurement date exceeds the unearned premium revenue. A loss reserve is subsequently remeasured each reporting period for expected increases or decreases due to changes in the likelihood of default and potential recoveries. Subsequent changes to the measurement of loss reserves are recognized as loss expense or benefit in the period of change. Measurement and recognition of loss reserves are reported gross of any reinsurance on the Company's consolidated balance sheets. The Company estimates the likelihood of possible claim payments and possible recoveries of such claim payments using probability-weighted expected cash flows as of the measurement date based on information available, including market information. Accretion of the discounts on loss reserves and recoveries is included in loss expense. The Company considers its ability to collect contractual interest on claim payments when developing its expected inflows. The inclusion of such interest may result in the Company recording recoveries in excess of its actual or expected claim payments on a policy.

The Company recognizes potential recoveries on paid claims based on probability-weighted cash inflows present valued at applicable risk-free rates as of the measurement date. Such amounts are reported within "Insurance loss recoverable" on the Company's consolidated balance sheets. To the extent the Company had recorded potential recoveries in its loss reserves previous to a claim payment, such recoveries are reclassified to "Insurance loss recoverable" upon payment of the related claim and remeasured at each reporting period.

The Company's loss reserves, insurance loss recoverable, and accruals for loss adjustment expense ("LAE") incurred are disclosed in "Note 6: Loss and Loss Adjustment Expense Reserves."

Long-term Debt

Long-term debt, including VIE loans payable, is carried at the principal amount outstanding plus accrued interest and net of unamortized debt issuance costs and discounts. Interest expense is accrued at the contractual interest rate. Debt issuance costs and discounts are amortized and reported as interest expense.

For long-term debt issued by consolidated VIEs in which the Company's variable interest arises from financial guarantees written by its insurance operations, the Company has elected the fair value option on these instruments. Changes in the fair value are reported within "Net gains (losses) on financial instruments at fair value and foreign exchange" under "Revenues of consolidated variable interest entities" on the Company's consolidated statements of operations, except for the portion of the total change in fair value of financial liabilities caused by changes in the instrument-specific credit risk which is presented separately in AOCI in shareholder's equity.

Medium-Term Notes and Investment Agreements

MTNs and investment agreements are carried at the principal amount outstanding plus accrued interest and net of unamortized discounts, or at fair value for certain MTNs with changes in fair value recorded in earnings except for the portion of unrealized gains (losses) caused by change in the instrument-specific credit risk which are recorded in AOCI. Interest expense is accrued at the contractual interest rate. Discounts are amortized and reported as interest expense.

Financial Guarantee Insurance Premiums

Unearned Premium Revenue and Receivable for Future Premiums

The Company recognized a liability for unearned premium revenue at the inception of financial guarantee insurance and reinsurance contracts on a contract-by-contract basis. Unearned premium revenue recognized at inception of a contract is measured at the present value of the premium due. For most financial guarantee insurance contracts, the Company received the entire premium due at the inception of the contract, and recognized an unearned premium revenue liability at that time. For certain other financial guarantee contracts, the

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

Company receives premiums in installments over the term of the contract. Unearned premium revenue and a receivable for future premiums were recognized at the inception of each installment contract, and measured at the present value of premiums expected to be collected over the contract period or expected period using a risk-free discount rate. The expected period is used in the present value determination of unearned premium revenue and receivable for future premiums for contracts where (a) the insured obligation is contractually prepayable, (b) prepayments are probable, (c) the amount and timing of prepayments are reasonably estimable, and (d) a homogenous pool of assets is the underlying collateral for the insured obligation. Premiums receivable for policies that use the expected period of risk due to expected prepayments are adjusted in subsequent measurement periods when prepayment assumptions change using the risk-free discount rate as of the remeasurement date. The Company has determined that substantially all of its installment contracts meet the conditions required to be treated as expected period contracts. Premiums receivable also includes the current amount of premiums due from installment policies insuring consolidated VIEs when the premiums are payable by third-parties on behalf of the consolidated VIEs. The receivable for future premiums is reduced as installment premiums are collected. The Company reports the accretion of the discount on installment premiums receivable as premium revenue and discloses the amount recognized in "Note 5: Insurance Premiums." As premium revenue is recognized, the unearned premium revenue liability is reduced.

Credit Losses on Premium Receivables

The Company evaluates the collectability of outstanding premium receivables on a quarterly basis and measures any allowance for credit losses as the difference between the recorded premium receivable amount and the current projected net present value of premiums expected to be collected, discounted at the effective interest rate, which is the applicable risk-free rate described in the preceding paragraph. Estimating the allowance for credit losses involves substantial judgment, including forecasting an insured transaction's cash flows, such as the future performance of the transaction's underlying assets and the impact of certain macro-economic factors, as well as incorporating any historical experience of uncollectible balances and a transaction's liability structure, including the seniority of premium payments to the Company.

Premium Revenue Recognition

The Company recognizes and measures premium revenue over the period of the contract in proportion to the amount of insurance protection provided. Premium revenue is measured by applying a constant rate to the insured principal amount outstanding in a given period to recognize a proportionate share of the premium received or expected to be received on a financial guarantee insurance contract. A constant rate for each respective financial guarantee insurance contract is calculated as the ratio of (a) the present value of premium received or expected to be received over the period of the contract to (b) the sum of all insured principal amounts outstanding during each period over the term of the contract.

An issuer of an insured financial obligation may retire the obligation prior to its scheduled maturity through refinancing or legal defeasance in satisfaction of the obligation according to its indenture, which results in the Company's obligation being extinguished under the financial guarantee contract. The Company recognizes any remaining unearned premium revenue on the insured obligation as refunding premiums earned in the period the contract is extinguished to the extent the unearned premium revenue has been collected.

Fee and Reimbursement Revenue Recognition

The Company collects insurance related fees for services performed in connection with certain transactions. Fees are earned when the related services are completed. Types of fees include waiver and consent and termination fees.

Stock-Based Compensation

The Company recognizes in earnings, generally over the vesting or service period of an award, the cost of all stock-based payment transactions using the fair value of the stock-based compensation provided. Refer to

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

"Note 15: Benefit Plans" for a further discussion regarding the methodology utilized in recognizing employee stock compensation expense.

Foreign Currency Translation

Financial statement assets and liabilities denominated in foreign currencies are reported in U.S. dollars generally using rates of exchange prevailing as of the balance sheet date. Translation adjustments resulting from the translation of the financial statements of the Company's non-U.S. operations from its functional currency into U.S. dollars are included in "Accumulated other comprehensive income (loss)" in shareholders' equity. Operating results of the Company's non-U.S. operations are translated at average rates of exchange prevailing during the year. Foreign currency remeasurement gains and losses resulting from transactions in non-functional currencies are recorded in earnings. The Company derecognizes the cumulative translation adjustment reported in "Accumulated other comprehensive income (loss)" and includes the amount as part of the gain or loss on the sale or liquidation of its investment in a foreign entity in the period in which the sale or liquidation occurs.

Income Taxes

Deferred income taxes are recorded with respect to temporary differences between the tax bases of assets and liabilities and the reported amounts in the Company's financial statements that will result in deductible or taxable amounts in future years when the reported amounts of assets and liabilities are recovered or settled. Such temporary differences relate principally to net operating losses ("NOLs"), accrued surplus note interest, foreign tax credits, loss reserve deductions, premium revenue recognition, deferred acquisition costs, and unrealized gains and losses. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 31, 2022 and 2021, the Company had a full valuation allowance on its net deferred tax asset. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority.

MBIA Inc. and its eligible U.S. subsidiaries file a consolidated federal income tax return. The U.S. income taxes are allocated based on the provisions of the Company's tax sharing agreement, which governs the intercompany settlement of tax obligations and benefits. The method of allocation between the members is based upon calculations as if each member filed its separate tax return. Under the Company's tax sharing agreement, each member with an NOL will receive the benefits of its tax losses and credits as it is able to earn them out in the future.

In establishing a liability for an unrecognized tax benefit ("UTB"), assumptions may be made in determining whether a tax position is more likely than not to be sustained upon examination by the taxing authority and also in determining the ultimate amount that is likely to be realized. A tax position is recognized only when, based on management's judgment regarding the application of income tax laws, it is more likely than not that the tax position will be sustained upon examination. The amount of tax benefit recognized is based on the Company's assessment of the largest amount of benefit that is more likely than not to be realized on ultimate settlement with the taxing authority. This measurement is based on many factors, including whether a tax dispute may be settled through negotiation with the taxing authority or is only subject to review in the courts. As new information becomes available, the Company evaluates its tax positions, and adjusts its UTB, as appropriate. If the tax benefit ultimately realized differs from the amount previously recognized, the Company recognizes an adjustment of the UTB.

Refer to "Note 11: Income Taxes" for additional information about the Company's income taxes.

Note 3: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

During 2022, The Company did not adopt any new accounting pronouncements that had a material impact on its consolidated financial statements.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 3: Recent Accounting Pronouncements (continued)

Recent Accounting Developments

In January of 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2021-01, "Reference Rate Reform – Scope," which clarified the scope and application of the original guidance, ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting," issued in March of 2020. In December of 2022, the FASB issued ASU 2022-06, "Reference Rate Reform – Deferral of the Sunset Date of Topic 848," which extends the sunset date to December 31, 2024. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships that reference London Interbank Offered Rate ("LIBOR") or other rates that are expected to be discontinued, subject to meeting certain criteria. These ASUs were effective upon issuance, and the Company may elect to apply the amendments prospectively through December 31, 2024. The Company is evaluating the potential impact of adopting these ASUs.

Note 4: Variable Interest Entities

Primarily through MBIA's international and structured finance insurance segment, the Company provides credit protection to issuers of obligations that may involve issuer-sponsored special purpose entities ("SPEs"). An SPE may be considered a variable interest entity ("VIE") to the extent the SPE's total equity at risk is not sufficient to permit the SPE to finance its activities without additional subordinated financial support or its equity investors lack any one of the following characteristics: (i) the power to direct the activities of the SPE that most significantly impact the entity's economic performance or (ii) the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity. A holder of a variable interest or interests in a VIE is required to assess whether it has a controlling financial interest, and thus is required to consolidate the entity as primary beneficiary. An assessment of a controlling financial interest identifies the primary beneficiary as the variable interest holder that has both of the following characteristics: (i) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The primary beneficiary is required to consolidate the VIE. An ongoing reassessment of controlling financial interest is required to be performed based on any substantive changes in facts and circumstances involving the VIE and its variable interests.

The Company evaluates issuer-sponsored SPEs initially to determine if an entity is a VIE, and is required to reconsider its initial determination if certain events occur. For all entities determined to be VIEs, MBIA performs an ongoing reassessment to determine whether its guarantee to provide credit protection on obligations issued by VIEs provides the Company with a controlling financial interest. Based on its ongoing reassessment of controlling financial interest, the Company determines whether a VIE is required to be consolidated or deconsolidated.

The Company makes its determination for consolidation based on a qualitative assessment of the purpose and design of a VIE, the terms and characteristics of variable interests of an entity, and the risks a VIE is designed to create and pass through to holders of variable interests. The Company generally provides credit protection on obligations issued by VIEs, and holds certain contractual rights according to the purpose and design of a VIE. The Company may have the ability to direct certain activities of a VIE depending on facts and circumstances, including the occurrence of certain contingent events, and these activities may be considered the activities that most significantly impact the VIE's economic performance. The Company generally considers its guarantee of principal and interest payments of insured obligations, given nonperformance by a VIE, to be an obligation to absorb losses of the entity that could potentially be significant to the VIE. At the time the Company determines it has the ability to direct the activities of a VIE that most significantly impact the economic performance of the entity based on facts and circumstances, MBIA is deemed to have a controlling financial interest in the VIE and is required to consolidate the entity as primary beneficiary. The Company performs an ongoing reassessment of controlling financial interest that may result in consolidation or deconsolidation of any VIE.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 4: Variable Interest Entities (continued)

Consolidated VIEs

The carrying amounts of assets and liabilities of consolidated VIEs were $164 million and $178 million, respectively, as of December 31, 2022 and $169 million and $291 million, respectively, as of December 31, 2021. The carrying amounts of assets and liabilities are presented separately in "Assets of consolidated variable interest entities" and "Liabilities of consolidated variable interest entities" on the Company's consolidated balance sheets. VIEs are consolidated or deconsolidated based on an ongoing reassessment of controlling financial interest, when events occur or circumstances arise, and whether the ability to exercise rights that constitute power to direct activities of any VIE are present according to the design and characteristics of these entities. In 2022, the Company consolidated one VIE related to the Zohar CDOs' emergence from bankruptcy and deconsolidated one VIE. There were no gains (losses) on the consolidation and deconsolidation of the VIEs. In 2021, the Company deconsolidated three structured finance VIEs due to the prepayment of the outstanding notes of the VIEs and recorded losses of $14 million primarily due to credit losses in AOCI that were released to earnings. Consolidation and deconsolidation gains and losses, if any, are recorded within "Other net realized gains (losses)" under "Revenues of consolidated variable interest entities" on the Company's consolidated statements of operations.

Holders of insured obligations of issuer-sponsored VIEs do not have recourse to the general assets of the Company. In the event of nonpayment of an insured obligation issued by a consolidated VIE, the Company is obligated to pay principal and interest, when due, on the respective insured obligation only. The Company's exposure to consolidated VIEs is limited to the credit protection provided on insured obligations and any additional variable interests held by the Company.

Nonconsolidated VIEs

The following tables present the Company's maximum exposure to loss for nonconsolidated VIEs and carrying values of the assets and liabilities for its interests in these VIEs in its insurance operations as of December 31, 2022 and December 31, 2021. The maximum exposure to loss as a result of MBIA's variable interests in VIEs is represented by insurance in force. Insurance in force is the maximum future payments of principal and interest which may be required under commitments to make payments on insured obligations issued by nonconsolidated VIEs. The Company has aggregated nonconsolidated VIEs based on the underlying credit exposure of the insured obligation. The nature of the Company's variable interests in nonconsolidated VIEs is related to financial guarantees and any investments in obligations issued by nonconsolidated VIEs.

| | | **December 31, 2022** | | | | |
| | | **Carrying Value of Assets** | | | **Carrying Value of Liabilities** | |
In millions	**Maximum Exposure to Loss**	**Investments**	**Premiums Receivable**	**Insurance Loss Recoverable**	**Unearned Premium Revenue**	**Loss and Loss Adjustment Expense Reserves**
Insurance:						
Global structured finance:						
Mortgage-backed residential	$ 996	$ 75	$ 6	$ 21	$ 4	$ 277
Consumer asset-backed	164	—	—	—	1	5
Corporate asset-backed	450	—	3	7	3	—
Total global structured finance	1,610	75	9	28	8	282
Global public finance	230	—	5	—	4	—
Total insurance	$ 1,840	$ 75	$ 14	$ 28	$ 12	$ 282

74

Note 4: Variable Interest Entities (continued)

In millions	December 31, 2021					
		Carrying Value of Assets			Carrying Value of Liabilities	
	Maximum Exposure to Loss	Investments	Premiums Receivable	Insurance Loss Recoverable	Unearned Premium Revenue	Loss and Loss Adjustment Expense Reserves
Insurance:						
Global structured finance:						
Mortgage-backed residential	$ 1,261	$ 87	$ 14	$ 40	$ 11	$ 430
Consumer asset-backed	226	—	1	1	1	6
Corporate asset-backed	503	—	3	200	4	11
Total global structured finance	1,990	87	18	241	16	447
Global public finance	834	—	6	—	5	—
Total insurance	$ 2,824	$ 87	$ 24	$ 241	$ 21	$ 447

Note 5: Insurance Premiums

The Company recognizes and measures premiums related to financial guarantee (non-derivative) insurance and reinsurance contracts in accordance with the accounting principles for financial guarantee insurance contracts.

As of December 31, 2022 and 2021, the Company had an allowance for credit losses on premium receivables of zero and $5 million, respectively. Refer to "Note 2: Significant Accounting Policies" for further information regarding the accounting related to credit losses on premium receivables.

As of December 31, 2022 and 2021, the weighted average risk-free rates used to discount future installment premiums were 2.9% and 2.8%, respectively, and the weighted average expected collection term of the premiums receivable was 8.95 years and 9.09 years, respectively. As of December 31, 2022 and 2021, reinsurance premiums payable was $4 million and $5 million, respectively, and is included in "Other liabilities" in the Company's consolidated balance sheets. The reinsurance premiums payable is accreted and paid to reinsurers as premiums due to MBIA are accreted and collected.

The following tables present a roll forward of the Company's premiums receivable for the years ended December 31, 2022 and 2021.

In millions				Adjustments		
Premiums Receivable as of December 31, 2021	Premium Payments Received	Premiums from New Business Written	Changes in Expected Term of Policies	Accretion of Premiums Receivable Discount [1]	Other [2]	Premiums Receivable as of December 31, 2022
$ 178	$ (20)	$ —	$ (6)	$ 5	$ 3	$ 160

(1)—Recorded within premiums earned on MBIA's consolidated statement of operations.
(2)—The change primarily relates to the reversal of credit losses under Financial Instruments—Credit Losses, due to policy terminations.

In millions				Adjustments		
Premiums Receivable as of December 31, 2020	Premium Payments Received	Premiums from New Business Written	Changes in Expected Term of Policies	Accretion of Premiums Receivable Discount [1]	Other [2]	Premiums Receivable as of December 31, 2021
$ 216	$ (44)	$ —	$ 7	$ 5	$ (6)	$ 178

(1)—Recorded within premiums earned on MBIA's consolidated statement of operations.
(2)—The change primarily relates to a foreign exchange loss due to the termination of an international public finance credit.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 5: Insurance Premiums (continued)

The following table presents the undiscounted future amount of premiums expected to be collected and the period in which those collections are expected to occur:

In millions	Expected Collection of Premiums
Three months ending:	
March 31, 2023	$ 2
June 30, 2023	5
September 30, 2023	4
December 31, 2023	7
Twelve months ending:	
December 31, 2024	17
December 31, 2025	15
December 31, 2026	13
December 31, 2027	12
Five years ending:	
December 31, 2032	51
December 31, 2037	37
December 31, 2042 and thereafter	41
Total	$ 204

The following table presents the unearned premium revenue balance and future expected premium earnings as of and for the periods presented:

In millions	Unearned Premium Revenue	Expected Future Premium Earnings		Accretion	Total Expected Future Premium Earnings
		Upfront	Installments		
December 31, 2022	$ 266				
Three months ending:					
March 31, 2023	258	$ 4	$ 4	$ 1	$ 9
June 30, 2023	250	4	4	1	9
September 30, 2023	242	4	4	1	9
December 31, 2023	234	4	4	1	9
Twelve months ending:					
December 31, 2024	205	14	15	4	33
December 31, 2025	180	13	12	4	29
December 31, 2026	158	11	11	3	25
December 31, 2027	139	10	9	3	22
Five years ending:					
December 31, 2032	73	31	35	13	79
December 31, 2037	35	14	24	8	46
December 31, 2042 and thereafter	—	10	25	5	40
Total		$ 119	$ 147	$ 44	$ 310

Note 6: Loss and Loss Adjustment Expense Reserves

The Company's insured portfolio management groups within its U.S. public finance insurance and international and structured finance insurance businesses (collectively, "IPM") monitor the Company's outstanding insured

76

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

obligations with the objective of minimizing losses. IPM meets this objective by identifying issuers that, because of deterioration in credit quality or changes in the economic, regulatory or political environment, are at a heightened risk of defaulting on debt service of obligations insured by the Company. In such cases, IPM works with the issuer, trustee, bond counsel, servicer, underwriter and other interested parties in an attempt to alleviate or remedy the problem and avoid defaults on debt service payments. The Company typically requires the issuer, servicer (if applicable) and the trustee of insured obligations to furnish periodic financial and asset-related information, including audited financial statements, to IPM for review. IPM also monitors publicly available information related to insured obligations. Potential problems uncovered through this review, such as poor financial results, low fund balances, covenant or trigger violations and trustee or servicer problems, or other events that could have an adverse impact on the insured obligation, could result in an immediate surveillance review and an evaluation of possible remedial actions. IPM also monitors and evaluates the impact on issuers of general economic conditions, current and proposed legislation and regulations, political developments, as well as sovereign, state and municipal finances and budget developments.

The frequency and extent of IPM's monitoring is based on the criteria and categories described below. Insured obligations that are judged to merit more frequent and extensive monitoring or remediation activities due to a deterioration in the underlying credit quality of the insured obligation or the occurrence of adverse events related to the underlying credit of the issuer are assigned to a surveillance category ("Caution List—Low," "Caution List—Medium," "Caution List—High" or "Classified List") depending on the extent of credit deterioration or the nature of the adverse events. IPM monitors insured obligations assigned to a surveillance category more frequently and, if needed, develops a remediation plan to address any credit deterioration.

Remediation actions may involve, among other things, waivers or renegotiations of financial covenants or triggers, waivers of contractual provisions, the granting of consents, transfer of servicing, consideration of restructuring plans, acceleration, security or collateral enforcement, actions in bankruptcy or receivership, litigation and similar actions. The types of remedial actions pursued are based on the insured obligation's risk type and the nature and scope of the event giving rise to the remediation. As part of any such remedial actions, the Company seeks to improve its security position and to obtain concessions from the issuer of the insured obligation. From time to time, the issuer of an insured obligation by the Company may, with the consent of the Company, restructure the insured obligation by extending the term, increasing or decreasing the par amount or decreasing the related interest rate, with the Company insuring the restructured obligation.

The Company does not establish any case basis reserves for insured obligations that are assigned to "Caution List—Low," "Caution List—Medium" or "Caution List—High." In the event MBIA expects to pay a claim with respect to an insured transaction, it places the insured transaction on its "Classified List" and establishes a case basis reserve. The following provides a description of each surveillance category:

"Caution List—Low"—Includes issuers where debt service protection is adequate under current and anticipated circumstances. However, debt service protection and other measures of credit support and stability may have declined since the transaction was underwritten and the issuer is less able to withstand further adverse events. Transactions in this category generally require more frequent monitoring than transactions that do not appear within a surveillance category. IPM subjects issuers in this category to heightened scrutiny.

"Caution List—Medium"—Includes issuers where debt service protection is adequate under current and anticipated circumstances, although adverse trends have developed and are more pronounced than for "Caution List – Low." Issuers in this category may have breached one or more covenants or triggers. These issuers are more closely monitored by IPM but generally take remedial action on their own.

"Caution List—High"—Includes issuers where more proactive remedial action is needed but where no defaults on debt service payments are expected. Issuers in this category exhibit more significant weaknesses, such as low debt service coverage, reduced or insufficient collateral protection or inadequate liquidity, which could lead to debt service defaults in the future. Issuers in this category may have breached one or more covenants or triggers and have not taken conclusive remedial action. Therefore, IPM adopts a remediation plan and takes more proactive remedial actions.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

"Classified List"—Includes all insured obligations where the Company has paid a claim or where a claim payment is expected. It also includes insured obligations where a significant LAE payment has been made, or is expected to be made, to mitigate a claim payment. This may include property improvements, bond purchases and commutation payments. Generally, IPM is actively remediating these credits where possible, including restructurings through legal proceedings, usually with the assistance of specialist counsel and advisors.

The establishment of the appropriate level of loss reserves is an inherently uncertain process involving numerous assumptions, estimates and subjective judgments by management that depend primarily on the nature of the underlying insured obligation. These variables include the nature and creditworthiness of the issuers of the insured obligations, expected recovery rates on unsecured obligations, the projected cash flow or market value of any assets pledged as collateral on secured obligations, and the expected rates of recovery, cash flow or market values on such obligations or other expected consideration. Factors that may affect the actual ultimate realized losses for any policy include economic conditions and trends, political developments, levels of interest rates, borrower behavior, the default rate and salvage values of specific collateral or other expected consideration, and the Company's ability to enforce contractual rights through litigation and otherwise, including the collection of contractual interest on claim payments. The Company's remediation strategy for an insured obligation that has defaulted or is expected to default may also have an impact on the Company's loss reserves.

In establishing case basis loss reserves, the Company calculates the present value of probability-weighted estimated loss payments, net of estimated recoveries, using a discount rate equal to the risk-free rate applicable to the currency and the weighted average remaining life of the insurance contract as required by accounting principles for financial guarantee contracts. Yields on U.S. Treasury offerings are used to discount loss reserves denominated in U.S. dollars, which represent the majority of the loss reserves. Similarly, yields on foreign government offerings are used to discount loss reserves denominated in currencies other than the U.S. dollar. Significant changes in discount rates from period to period may have a material impact on the present value of the Company's loss reserves and expected recoveries. In addition, if the Company were to apply different discount rates, its case basis reserves may have been higher or lower than those established as of December 31, 2022. For example, a higher discount rate applied to expected future payments would have decreased the amount of a case basis reserve established by the Company and a lower rate would have increased the amount of a reserve established by the Company. Similarly, a higher discount rate applied to the potential future recoveries would have decreased the amount of a loss recoverable established by the Company and a lower rate would have increased the amount of a loss recoverable established by the Company.

U.S. Public Finance Insurance

U.S. public finance insured transactions consist of municipal bonds, including tax-exempt and taxable indebtedness of U.S. political subdivisions, as well as utilities, airports, health care institutions, higher educational facilities, housing authorities and other similar agencies and obligations issued by private entities that finance projects that serve a substantial public purpose. The Company estimates future losses by using probability-weighted cash flow scenarios that are customized to each insured transaction. Future loss estimates consider debt service due for each insured transaction, which includes par outstanding and interest due, as well as recoveries for such payments, if any. Gross par outstanding for capital appreciation bonds represents the par amount at the time of issuance of the insurance policy.

Puerto Rico

In formulating loss reserves and recoveries for its Puerto Rico exposures, estimates in the Company's probability-weighted scenarios include assumptions related to the nature, value, and timing of net cash flows considering the following: environmental, economic, and political developments on the island; litigation and ongoing discussions with creditors and obligors on the Title III proceedings; contractual debt service payments; any existing settlement agreements or proposals and deviations from these proposals; the remediation strategy for insured obligations that have defaulted or are expected to default; and values of other obligations of the issuer. Refer to "Note 1: Business Developments and Risks and Uncertainties" for further information on the Company's Puerto Rico exposures and "Note 19: Commitments and Contingencies" for information on the Company's Puerto Rico litigation.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

International and Structured Finance Insurance

The international and structured finance insurance segment's case basis reserves and insurance loss recoveries recorded in accordance with GAAP do not include reserves and recoveries on consolidated VIEs, since they are eliminated in consolidation.

RMBS Case Basis Reserves (Financial Guarantees)

The Company's RMBS case basis reserves primarily relate to RMBS backed by alternative A-paper and subprime mortgage loans. The Company calculated RMBS case basis reserves as of December 31, 2022 using a process called the Roll Rate Methodology ("Roll Rate Methodology"). The Roll Rate Methodology is a multi-step process using databases of loan level information, proprietary internal cash flow models, and commercially available models to estimate potential losses and recoveries on insured bonds. Roll Rate is defined as the probability that current loans become delinquent and subsequently default and loans in the delinquent pipeline are charged-off or liquidated. The loss reserve estimates are based on a probability-weighted average of potential scenarios of loan losses. Additional data used for both first and second-lien loans include historic averages of deal specific voluntary prepayment rates, forward projections of the LIBOR interest rates, and historic averages of deal-specific loss severities. Where applicable, the Company factors in termination scenarios when clean up calls are imminent.

In calculating ultimate cumulative losses for RMBS, the Company estimates the amount of first-lien loans that are expected to be liquidated in the future through foreclosure or short sale, and estimates, the amount of second-lien loans that are expected to be charged-off (deemed uncollectible by servicers of the transactions). The time to liquidation for a defaulted loan is specific to the loan's delinquency bucket.

For all RMBS transactions, cash flow models consider allocations and other structural aspects and claims against MBIA Corp.'s insurance policy consistent with such policy's terms and conditions. The estimated net claims from the procedure above are then discounted using a risk-free rate to a net present value reflecting MBIA's general obligation to pay claims over time and not on an accelerated basis.

The Company monitors RMBS portfolio performance on a monthly basis against projected performance, reviewing delinquencies, roll rates, and prepayment rates (including voluntary and involuntary). However, loan performance remains difficult to predict and losses may exceed expectations. In the event of a material deviation in actual performance from projected performance, the Company would increase or decrease the case basis reserves accordingly and re-evaluate its assumptions.

RMBS Recoveries

The Company's RMBS recoveries relate to structural features within the trust structures that allow for the Company to be reimbursed for prior claims paid. These reimbursements for specific trusts include recoveries that are generated from the excess spread of the transactions. Excess spread within insured RMBS securitizations is the difference between interest inflows on mortgage loan collateral and interest outflows on the insured RMBS notes.

CDO Reserves and Recoveries

The Company also has loss and loss adjustment expense ("LAE") reserves on certain transactions within its CDO portfolio, primarily its multi-sector CDO asset class that was insured in the form of financial guarantee policies.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

MBIA's insured multi-sector CDOs are transactions that include a variety of collateral ranging from corporate bonds to structured finance assets (which includes, but are not limited to, RMBS, commercial mortgage-backed securities ("CMBS"), asset-backed securities ("ABS") and CDO collateral). The Company's process for estimating reserves and credit impairments on these policies is determined as the present value of the probability-weighted potential future losses, net of estimated recoveries, across multiple scenarios. The Company considers several factors when developing the range of potential outcomes and their impact on MBIA. A range of loss scenarios is considered under different default and severity rates for each transaction's collateral. Additionally, each transaction is evaluated for its commutation potential.

Zohar Recoveries

MBIA Corp. is seeking to recover the claim payments it made on the Zohar CDOs. Prior to the effective date of the plan of liquidation, salvage and subrogation recoveries related to Zohar I and Zohar II were reported within "Insurance loss recoverable" on the Company's consolidated balance sheet. The Company's estimate of those insurance loss recoverables for Zohar I and Zohar II primarily included probability-weighted scenarios of the ultimate monetized recovery from the Zohar Collateral. Refer to "Note 1: Business Developments and Risks and Uncertainties" for further information on the plan of liquidation and the Company's accounting for the interests acquired.

Summary of Loss and LAE Reserves and Recoveries

The Company's loss and LAE reserves and recoveries before consolidated VIE eliminations, along with amounts that were eliminated as a result of consolidating VIEs for the international and structured finance insurance segment, which are included in the Company's consolidated balance sheets as of December 31, 2022 and 2021 are presented in the following table:

In millions	As of December 31, 2022 Balance Sheet Line Item		As of December 31, 2021 Balance Sheet Line Item	
	Insurance loss recoverable	Loss and LAE reserves[1]	Insurance loss recoverable	Loss and LAE reserves[1]
U.S. Public Finance Insurance	$ 107	$ 154	$ 1,054	$ 425
International and Structured Finance Insurance:				
Before VIE eliminations	32	488	244	687
VIE eliminations	(2)	(203)	(2)	(218)
Total international and structured finance insurance	30	285	242	469
Total	$ 137	$ 439	$ 1,296	$ 894

(1)—Amounts are net of estimated recoveries of expected future claims.

Changes in Loss and LAE Reserves

Loss and LAE reserves represent the Company's estimate of future claims and LAE payments, net of any future recoveries of such payments. The following table presents changes in the Company's loss and LAE reserves for the years ended December 31, 2022 and 2021. Changes in loss and LAE reserves, with the exception of loss and LAE payments and the impact of the revaluation of loss reserves denominated in amounts other than U.S. dollars, are recorded in "Losses and loss adjustment" expenses in the Company's consolidated statements of operations. As of December 31, 2022, the weighted average risk-free rate used to discount the Company's loss reserves (claim liability) was 4.06%. LAE reserves are generally expected to be settled within a one-year period and are

80

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

not discounted. As of December 31, 2022 and 2021, the Company's gross loss and LAE reserves included $12 million and $38 million, respectively, related to LAE.

In millions	Changes in Loss and LAE Reserves for the Year Ended December 31, 2022					
Gross Loss and LAE Reserves as of December 31, 2021	Net Loss and LAE Payments(1)	Accretion of Claim Liability Discount	Changes in Discount Rates	Changes in Assumptions(2)	Changes in Unearned Premium Revenue	Gross Loss and LAE Reserves as of December 31, 2022
$ 894	$ (960)	$ 21	$(102)	$ 570	$ 16	$ 439

(1)—Amount is net of recoveries received.
(2)—Includes changes in amount and timing of estimated payments and recoveries.

In millions	Changes in Loss and LAE Reserves for the Year Ended December 31, 2021					
Gross Loss and LAE Reserves as of December 31, 2020	Loss Payments	Accretion of Claim Liability Discount	Changes in Discount Rates	Changes in Assumptions(1)	Changes in Unearned Premium Revenue	Gross Loss and LAE Reserves as of December 31, 2021
$990	$ (302)	$ 15	$ (40)	$ 226	$ 5	$ 894

(1)—Includes changes in amount and timing of estimated payments and recoveries.

The decrease in the Company's loss and LAE reserves during 2022 was primarily due to claim payments made on Puerto Rico and RMBS exposure, and to a lesser extent, a decline in net reserves on RMBS exposure as a result of an increase in the risk-free rates used to present value loss reserves. This was partially offset by a decrease in expected PREPA recoveries on claims not yet paid, which are netted in loss and LAE reserves, as well as higher expected claim payments.

The decrease in the Company's loss and LAE reserves during 2021 was primarily due to claim payments made on Puerto Rico exposures and a decrease in expected payments related to certain insured first-lien RMBS transactions as a result of an increase in risk-free rates used to present value loss reserves during 2021. This decline was partially offset by an increase in losses on certain Puerto Rico exposures as a result of a change in scenario assumptions as discussed in the *Loss and LAE Activity* section below, and an increase in risk-free rates in 2021, which caused future recoveries of unpaid losses to decline.

Changes in Insurance Loss Recoverable

Insurance loss recoverable represents the Company's estimate of expected recoveries on paid claims and LAE. The Company recognizes potential recoveries on paid claims based on the probability-weighted net cash inflows present valued at applicable risk-free rates as of the measurement date. The following table presents changes in the Company's insurance loss recoverable for the years ended December 31, 2022 and 2021. Changes in insurance loss recoverable with the exception of collections, are recorded in "Losses and loss adjustment" expenses in the Company's consolidated statements of operations.

	Gross Recoverable as of December 31, 2021	Changes in Insurance Loss Recoverable for the Year Ended December 31, 2022				Gross Recoverable as of December 31, 2022
In millions		Collections for Cases	Accretion of Recoveries	Changes in Discount Rates	Changes in Assumptions	
Insurance loss recoverable	$ 1,296	$ (1,608)	$ 7	$ (22)	$ 464	$ 137

	Gross Recoverable as of December 31, 2020	Changes in Insurance Loss Recoverable for the Year Ended December 31, 2021				Gross Recoverable as of December 31, 2021
In millions		Collections for Cases	Accretion of Recoveries	Changes in Discount Rates	Changes in Assumptions	
Insurance loss recoverable	$ 1,677	$ (266)	$ 15	$ 25	$ (155)	$ 1,296

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

The decrease in the Company's insurance loss recoverable during 2022 reflected in the preceding table was primarily due to the receipt of recoveries from the GO and HTA settlements and from the sale of PREPA bankruptcy claims. In addition, the decrease was due to the receipt of the remaining collateral in the Zohar CDOs to MBIA Corp. As a result of this distribution, the insurance loss recoverable was replaced with the fair values of MBIA Corp.'s interests in entities compromising the collateral. Refer "Note 1: Business Developments and Risks and Uncertainties" to for further information on the Company's accounting for these interests.

The decrease in the Company's insurance loss recoverable during 2021 was the result of the sale of a portion of PREPA bankruptcy claims that have been fully satisfied by National's insurance claim payments, a decline in expected recoveries on CDOs, the collection of salvage related to certain CDO transactions, and the collection of excess spread related to the sale of loans within and termination of certain second-lien RMBS transactions. This was partially offset by an increase in estimated recoveries for claims paid on certain Puerto Rico credits during 2021 for which the Company expects recoveries.

Loss and LAE Activity

For the year ended December 31, 2022, loss and LAE incurred primarily related to changes in the Company's estimate of expected recoveries on National's PREPA exposure. PREPA loss reserves and recoveries included certain assumptions about the timing and amount of claims payments and recoveries. National's expected recoveries on PREPA reflects assumptions from the PREPA PSA agreed in January of 2023. In addition, an increase in risk-free rates during 2022 attributed to the decrease in National's estimated present value of expected PREPA recoveries. This was partially offset by loss incurred benefits related to HTA and GO recoveries to reflect the fair values of the consideration received as of the acquisition date, which was higher than previous estimates. Additionally, an increase in risk-free rates during 2022, resulted in a decrease in the present value of net case reserves on first-lien RMBS.

For the year ended December 31, 2021, loss and LAE incurred primarily related to changes in loss and recovery scenario assumptions on HTA, PREPA, GO, CDO and RMBS credits, and changes in risk-free rates. National modified its HTA scenarios to reflect the most recent Plan of Adjustment including certain assumptions about recovery valuation on the date it expected to receive cash, bonds, and a CVI, which resulted in a decreased recovery value. National modified its PREPA scenarios to reflect assumptions about actual and anticipated sales of the recoverables on PREPA bankruptcy claims that have been fully satisfied by National's insurance claim payments, which decreased its expected PREPA recoveries, partially offset by additional expected recoveries under the PREPA RSA. With regard to GO, National recorded a benefit as a result of modifying its scenario assumptions to incorporate the final terms of the Plan of Adjustment. This included a commutation of 27% of National's outstanding insured bonds and an acceleration of National's remaining insured bonds. In addition, National updated its GO loss reserve scenarios to include certain assumptions about recovery valuation on the date it expected to receive cash, bonds and a CVI. For CDOs, the Company incurred losses related to a decline in estimated recoveries of paid claims. The increase in risk free rates during 2021 resulted in unfavorable changes in future recoveries on unpaid losses on certain Puerto Rico exposure and favorable changes in unpaid losses on the Company's insured first-lien RMBS exposure.

For the year ended December 31, 2020, loss and LAE incurred primarily related to a decrease in expected salvage collections related to CDOs, an increase in actual and expected payments on certain Puerto Rico credits and an increase in losses on first-lien RMBS due to the decline in risk-free rates used to present value loss reserves. During 2020, overall risk-free rates used to discount loss reserve and recovery cash flows declined. The decline in risk-free rates had the impact of increasing the present value of recoveries, primarily on certain Puerto Rico credits, which was partially offset by the impact of increasing the present value of future claim payments across the Company's insured portfolio.

Costs associated with remediating insured obligations assigned to the Company's surveillance categories are recorded as LAE and are included in "Losses and loss adjustment" expenses on the Company's consolidated statements of operations. For the years ended December 31, 2022, 2021 and 2020, gross LAE related to remediating insured obligations were $3 million, $47 million and $51 million, respectively.

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

Surveillance Categories

The following table provides information about the financial guarantees and related claim liability included in each of MBIA's surveillance categories as of December 31, 2022:

	Surveillance Categories				
$ in millions	**Caution List Low**	**Caution List Medium**	**Caution List High**	**Classified List**	**Total**
Number of policies	57	3	—	101	161
Number of issues(1)	17	2	—	80	99
Remaining weighted average contract period (in years)	5.7	2.4	—	7.2	6.4
Gross insured contractual payments outstanding:(2)					
Principal	$1,723	$ 4	$ —	$ 1,458	$3,185
Interest	1,905	1	—	602	2,508
Total	$3,628	$ 5	$ —	$ 2,060	$5,693
Gross Claim Liability(3)	$ —	$ —	$ —	$ 677	$ 677
Less:					
Gross Potential Recoveries(4)	—	—	—	198	198
Discount, net(5)	—	—	—	179	179
Net claim liability (recoverable)	$ —	$ —	$ —	$ 300	$ 300
Unearned premium revenue	$ 11	$ —	$ —	$ 9	$ 20
Reinsurance recoverable on paid and unpaid losses (6)					$ 10

(1)—An "issue" represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments on the insured debt.
(2)—Represents contractual principal and interest payments due by the issuer of the obligations insured by MBIA.
(3)—The gross claim liability with respect to Puerto Rico exposures are net of expected recoveries for policies in a net payable position.
(4)—Gross potential recoveries with respect to certain Puerto Rico exposures are net of the claim liability for policies in a net recoverable position.
(5)—Represents discount related to Gross Claim Liability and Gross Potential Recoveries.
(6)—Included in "Other assets" on the Company's consolidated balance sheets.

The following table provides information about the financial guarantees and related claim liability included in each of MBIA's surveillance categories as of December 31, 2021:

	Surveillance Categories				
$ in millions	**Caution List Low**	**Caution List Medium**	**Caution List High**	**Classified List**	**Total**
Number of policies	55	3	—	202	260
Number of issues(1)	16	2	—	88	106
Remaining weighted average contract period (in years)	6.1	2.6	—	8.1	7.4
Gross insured contractual payments outstanding:(2)					
Principal	$1,366	$ 6	$ —	$ 2,719	$4,091
Interest	1,867	1	—	1,214	3,082
Total	$3,233	$ 7	$ —	$ 3,933	$7,173
Gross Claim Liability(3)	$ —	$ —	$ —	$ 1,051	$1,051
Less:					
Gross Potential Recoveries(4)	—	—	—	1,498	1,498
Discount, net(5)	—	—	—	(32)	(32)
Net claim liability (recoverable)	$ —	$ —	$ —	$ (415)	$ (415)
Unearned premium revenue	$ 8	$ —	$ —	$ 29	$ 37
Reinsurance recoverable on paid and unpaid losses (6)					$ 7

(1)—An "issue" represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments on the insured debt.
(2)—Represents contractual principal and interest payments due by the issuer of the obligations insured by MBIA.
(3)—The gross claim liability with respect to Puerto Rico exposures are net of expected recoveries for policies in a net payable position.
(4)—Gross potential recoveries with respect to certain Puerto Rico exposures are net of the claim liability for policies in a net recoverable position.
(5)—Represents discount related to Gross Claim Liability and Gross Potential Recoveries.
(6)—Included in "Other assets" on the Company's consolidated balance sheets.

Note 7: Fair Value of Financial Instruments

Fair Value Measurement

Financial Assets and Liabilities

Financial assets held by the Company primarily consist of investments in debt and equity securities and loans receivables at fair value held by consolidated VIEs. Financial liabilities, excluding derivative liabilities, issued by the Company primarily consist of debt issued for general corporate purposes within its corporate segment, MTNs, investment agreements, and debt issued by consolidated VIEs. The Company's derivative liabilities are primarily interest rate swaps.

Valuation Techniques

Valuation techniques for financial instruments measured at fair value are described below.

Fixed-Maturity Securities Held as Available-For-Sale, Investments Carried at Fair Value, Investments Pledged as Collateral and Short-term Investments

These investments include investments in U.S. Treasury and government agencies, state and municipal bonds, foreign governments, corporate obligations, MBS, ABS, money market securities, and equity investments.

Substantially all of these investments are valued based on recently executed transaction prices or quoted market prices by independent third parties, including pricing services and brokers. When quoted market prices are not available, fair value is generally determined using quoted prices of similar investments or a valuation model based on observable and unobservable inputs. Inputs vary depending on the type of investment. Observable inputs include contractual cash flows, interest rate yield curves, credit default swap ("CDS") spreads, prepayment and volatility scores, diversity scores, cross-currency basis index spreads, and credit spreads for structures similar to the financial instrument in terms of issuer, maturity and seniority. Unobservable inputs include cash flow projections, the value of any credit enhancement and for certain equity investments, EBITDA multiples, discount rates, hard asset values and type certificate values.

Investments based on quoted market prices of identical investments in active markets are classified as Level 1 of the fair value hierarchy. Level 1 investments generally consist of U.S. Treasury and government agency, money market securities and equity investments. Quoted market prices of investments in less active markets, as well as investments which are valued based on other than quoted prices for which the inputs are observable, such as interest rate yield curves, are categorized in Level 2 of the fair value hierarchy. Investments that contain significant inputs that are not observable are categorized as Level 3.

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature and credit worthiness of these instruments and are categorized in Level 1 of the fair value hierarchy.

Loans Receivable at Fair Value

Loans receivable at fair value are assets held by consolidated VIEs consisting of residential mortgage loans and are categorized in Level 3 of the fair value hierarchy. Fair values of residential mortgage loans are determined using quoted prices for similar securities or internal cash flow models, adjusted for the fair values of the financial guarantees provided by MBIA Corp. on the related MBS. The fair values of the financial guarantees consider expected claim payments, net of recoveries, under MBIA Corp.'s policies.

Other Assets

Other assets include receivables representing the right to receive reimbursement payments on claim payments expected to be made on certain insured VIE liabilities due to risk mitigating transactions with third parties

Note 7: Fair Value of Financial Instruments (continued)

executed to effectively defease, or, in-substance commute the Company's exposure on its financial guarantee policies. The right to receive reimbursement payments is based on the value of the Company's financial guarantee determined using a cash flow model. The fair value of the financial guarantee primarily contains unobservable inputs and is categorized in Level 3 of the fair value hierarchy.

Medium-term Notes at Fair Value

The Company has elected to measure certain medium-term notes ("MTNs") at fair value on a recurring basis. The fair values of certain MTNs are based on quoted market prices provided by third-party sources, where available. When quoted market prices are not available, the Company applies a matrix pricing grid to determine fair value based on the quoted market prices received for similar instruments and considering the MTNs' stated maturity and interest rate. Nonperformance risk is included in the quoted market prices and the matrix pricing grid. MTNs are categorized in Level 3 of the fair value hierarchy and do not include accrued interest.

Variable Interest Entity Debt

The fair values of VIE debt are determined based on recently executed transaction prices or quoted prices where observable. When position-specific quoted prices are not observable, fair values are based on quoted prices of similar securities or internal cash flow models. Fair values based on quoted prices of similar securities and internal cash flow models may be adjusted for factors unique to the securities, including any credit enhancement. Observable inputs include interest rate yield curves, bond spreads of similar securities and MBIA Corp.'s CDS spreads. Unobservable inputs include the value of any credit enhancement. VIE debt are categorized in Level 3 of the fair value hierarchy based on the lowest level input that is significant to the fair value measurement in its entirety.

Derivatives

The corporate segment has entered into derivative transactions primarily consisting of interest rate swaps. Fair values of over-the-counter derivatives are determined using valuation models based on observable inputs, nonperformance risk of the Company and nonperformance risk of the counterparties. Observable and market-based inputs include interest rate yields, credit spreads and volatilities. These derivatives are categorized in Level 2 of the fair value hierarchy based on the lowest level input that is significant to the fair value measurement in its entirety.

A VIE consolidated by the Company entered into a derivative instrument consisting of a cross currency swap. The cross currency swap was entered into to manage the variability in cash flows resulting from fluctuations in foreign currency rates. Prior to September 30, 2022, the fair value of the VIE derivative was determined based on inputs from unobservable cash flows projection of the derivative, discounted using observable discount rates and resulted in a derivative asset, which was included in "Assets of consolidated variable interest entities – Other assets" on the Company's consolidated balance sheet. Since September 30, 2022, the fair value of the VIE derivative was determined based on the valuation provided by an independent third party and resulted in a derivative liability, which is included in "Liabilities of consolidated variable interest entities – Derivative liabilities" on the Company's consolidated balance sheet. As the significant inputs are unobservable, the derivative contract is categorized in Level 3 of the fair value hierarchy.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

Significant Unobservable Inputs

The following tables provide quantitative information regarding the significant unobservable inputs used by the Company for assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021:

In millions	Fair Value as of December 31, 2022		Valuation Techniques	Unobservable Input	Range (Weighted Average)
Assets:					
Equity Investments	$	115	Discounted cash flow Sum of the parts	EBITDA multiples[1] Discount rate[1] Hard asset values[1] Type certificate values[1]	
Assets of consolidated VIEs:					
Loans receivable at fair value		78	Market prices of similar liabilities or internal cash flow models adjusted for financial guarantees provided to VIE obligations	Impact of financial guarantee	12%—88% (52%)[2]
Liabilities of consolidated VIEs:					
Variable interest entity notes		172	Market prices of VIE assets adjusted for financial guarantees provided or market prices of similar liabilities	Impact of financial guarantee	34%—82% (68%)[2]

(1)—Range for EBITDA multiples, discount rate, hard asset values and type certificate values reflects their potential variability.
(2)—Weighted average represents the total MBIA guarantees as a percentage of total instrument fair value.

In millions	Fair Value as of December 31, 2021		Valuation Techniques	Unobservable Input	Range (Weighted Average)
Assets of consolidated VIEs:					
Loans receivable at fair value	$	77	Market prices of similar liabilities adjusted for financial guarantees provided to VIE obligations	Impact of financial guarantee	23%—72% (55%)[1]
Liabilities of consolidated VIEs:					
Variable interest entity notes		291	Market prices of VIE assets adjusted for financial guarantees provided or market prices of similar liabilities	Impact of financial guarantee	33%—73% (59%)[1]

(1)—Weighted average represents the total MBIA guarantees as a percentage of total instrument fair value.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

Sensitivity of Significant Unobservable Inputs

The significant unobservable inputs used in the fair value measurement of the Company's equity investments at fair value are EBITDA multiples, the discount rate, hard asset values and type certificate values. The fair value of equity investments is determined by taking a weighted average of valuation scenarios. If there had been lower or higher EBITDA multiples, hard asset values or type certificate values, the value of equity investments would have been lower or higher, respectively. If there had been a lower or higher discount rate, the value of equity investments would have been higher or lower, respectively.

The significant unobservable input used in the fair value measurement of the Company's residential loans receivable at fair value of consolidated VIEs is the impact of the financial guarantee. The fair value of residential loans receivable is calculated by subtracting the value of the financial guarantee from the market value of similar instruments to that of the VIE liabilities or the market value derived from internal cash flow models. The value of a financial guarantee is estimated by the Company as the present value of expected cash payments, net of recoveries, under the policy. If there had been a lower expected cash flow on the underlying loans receivable of the VIE, the value of the financial guarantee provided by the Company under the insurance policy would have been higher. This would have resulted in a lower fair value of the residential loans receivable in relation to the obligations of the VIE.

The significant unobservable input used in the fair value measurement of the Company's VIE notes of consolidated VIEs is the impact of the financial guarantee. The fair value of VIE notes is calculated by adding the value of the financial guarantee to the market value of VIE assets. When the VIE note is backed by RMBS, the fair value of the VIE liability is calculated by applying the market value of similar instruments to that of the VIE liabilities or internal cash flow models. The value of a financial guarantee is estimated by the Company as the present value of expected cash payments under the policy. If the value of the guarantee provided by the Company to the obligations issued by the VIE had increased, the credit support would have added value to the liabilities of the VIE. This would have resulted in an increased fair value of the liabilities of the VIE.

87

Note 7: Fair Value of Financial Instruments (continued)

Fair Value Measurements

The following tables present the fair value of the Company's assets (including short-term investments) and liabilities measured and reported at fair value on a recurring basis as of December 31, 2022 and 2021:

	Fair Value Measurements at Reporting Date Using			
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2022
Assets:				
Fixed-maturity investments:				
U.S. Treasury and government agency	$ 463	$ 54	$ —	$ 517
State and municipal bonds	—	323	—	323
Foreign governments	—	21	—	21
Corporate obligations	—	797	—	797
Mortgage-backed securities:				
Residential mortgage-backed agency	—	207	—	207
Residential mortgage-backed non-agency	—	95	—	95
Commercial mortgage-backed	—	24	—	24
Asset-backed securities:				
Collateralized debt obligations	—	159	—	159
Other asset-backed	—	127	—	127
Total fixed-maturity investments	463	1,807	—	2,270
Money market securities	234	—	—	234
Equity investments	38	19	115	172
Cash and cash equivalents	50	—	—	50
Assets of consolidated VIEs:				
Corporate obligations	—	4	—	4
Mortgage-backed securities:				
Residential mortgage-backed non-agency	—	22	—	22
Commercial mortgage-backed	—	9	—	9
Asset-backed securities:				
Collateralized debt obligations	—	5	—	5
Other asset-backed	—	7	—	7
Cash	16	—	—	16
Loans receivable at fair value:				
Residential loans receivable	—	—	78	78
Other assets:				
Other	—	—	23	23
Total assets	$ 801	$ 1,873	$ 216	$ 2,890
Liabilities:				
Medium-term notes	$ —	$ —	$ 41	$ 41
Derivative liabilities:				
Non-insured interest rate derivatives	—	49	—	49
Liabilities of consolidated VIEs:				
Variable interest entity notes	—	—	172	172
Currency derivatives	—	—	6	6
Total liabilities	$ —	$ 49	$ 219	$ 268

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

In millions		Fair Value Measurements at Reporting Date Using					
		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2021
Assets:							
Fixed-maturity investments:							
U.S. Treasury and government agency	$	750	$	95	$	—	$ 845
State and municipal bonds		—		168		—	168
Foreign governments		—		17		—	17
Corporate obligations		—		1,050		—	1,050
Mortgage-backed securities:							
Residential mortgage-backed agency		—		198		—	198
Residential mortgage-backed non-agency		—		98		—	98
Commercial mortgage-backed		—		13		—	13
Asset-backed securities:							
Collateralized debt obligations		—		150		—	150
Other asset-backed		—		106		—	106
Total fixed-maturity investments		750		1,895		—	2,645
Money market securities		78		—		—	78
Equity investments		47		23		—	70
Cash and cash equivalents		151		—		—	151
Derivative assets:							
Non-insured interest rate derivatives		—		1		—	1
Assets of consolidated VIEs:							
Corporate obligations		—		5		—	5
Mortgage-backed securities:							
Residential mortgage-backed non-agency		—		27		—	27
Commercial mortgage-backed		—		10		—	10
Asset-backed securities:							
Collateralized debt obligations		—		6		4	10
Other asset-backed		—		8		—	8
Cash		9		—		—	9
Loans receivable at fair value:							
Residential loans receivable		—		—		77	77
Other assets:							
Currency derivatives		—		—		9	9
Other		—		—		14	14
Total assets	$	1,035	$	1,975	$	104	$ 3,114
Liabilities:							
Medium-term notes	$	—	$	—	$	98	$ 98
Derivative liabilities:							
Insured credit derivatives		—		1		—	1
Non-insured interest rate derivatives		—		130		—	130
Liabilities of consolidated VIEs:							
Variable interest entity notes		—		—		291	291
Total liabilities	$	—	$	131	$	389	$ 520

Note 7: Fair Value of Financial Instruments (continued)

Level 3 assets at fair value as of December 31, 2022 and 2021 represented approximately 7% and 3%, respectively, of total assets measured at fair value. Level 3 liabilities at fair value as of December 31, 2022 and 2021 represented approximately 82% and 75%, respectively, of total liabilities measured at fair value.

The following tables present the fair values and carrying values of the Company's assets and liabilities that are disclosed at fair value but not reported at fair value on the Company's consolidated balance sheets as of December 31, 2022 and 2021. The majority of the financial assets and liabilities that the Company requires fair value reporting or disclosures are valued based on the Company's or a third-party's estimate of discounted cash flow model estimates, or quoted market values for identical or similar products.

	Fair Value Measurements at Reporting Date Using				
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Balance as of December 31, 2022	Carry Value Balance as of December 31, 2022
Liabilities:					
Long-term debt	$ —	$ 330	$ —	$ 330	$ 2,428
Medium-term notes	—	—	310	310	458
Investment agreements	—	—	257	257	233
Liabilities of consolidated VIEs:					
Variable interest entity loans payable	—	—	2	2	2
Total liabilities	$ —	$ 330	$ 569	$ 899	$ 3,121
Financial Guarantees:					
Gross liability (recoverable)	$ —	$ —	$ 864	$ 864	$ 568
Ceded recoverable (liability)	—	—	21	21	15

	Fair Value Measurements at Reporting Date Using				
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Balance as of December 31, 2021	Carry Value Balance as of December 31, 2021
Liabilities:					
Long-term debt	$ —	$ 433	$ —	$ 433	$ 2,331
Medium-term notes	—	—	322	322	490
Investment agreements	—	—	355	355	274
Total liabilities	$ —	$ 433	$ 677	$ 1,110	$ 3,095
Financial Guarantees:					
Gross liability (recoverable)	$ —	$ —	$ 848	$ 848	$ (80)
Ceded recoverable (liability)	—	—	30	30	(42)

Note 7: Fair Value of Financial Instruments (continued)

The following tables present information about changes in Level 3 assets (including short-term investments) and liabilities measured at fair value on a recurring basis for the years ended December 31, 2022 and 2021:

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Year Ended December 31, 2022

In millions	Balance, Beginning of Year	Total Gains / (Losses) Included in Earnings	Unrealized Gains / (Losses) Included in OCI[1]	Purchases	Issuances	Settlements	Sales	Transfers into Level 3	Transfers out of Level 3	Ending Balance	Change in Unrealized Gains (Losses) for the Period Included in Earnings for Assets still held as of December 31, 2022	Change in Unrealized Gains (Losses) for the Period Included in OCI for Assets still held as of December 31, 2022[1]
Assets:												
Residential mortgage- backed non-agency	$ —	$ 2	$ —	$ 59	$ —	$ (11)	$ (50)	$ —	$ —	$ —	$ —	$ —
Equity investments	—	14	—	101	—	—	—	—	—	115	—	—
Assets of consolidated VIEs:												
Collateralized debt obligations	4	—	—	—	—	(4)	—	—	—	—	—	—
Loans receivable -residential	77	10	—	—	—	(9)	—	—	—	78	5	—
Currency derivatives	9	(9)	—	—	—	—	—	—	—	—	(9)	—
Other	14	9	—	—	—	—	—	—	—	23	9	—
Total assets	$ 104	$ 26	$ —	$ 160	$ —	$ (24)	$ (50)	$ —	$ —	$ 216	$ 5	$ —

In millions	Balance, Beginning of Year	Total (Gains) / Losses Included in Earnings	Unrealized (Gains) / Losses Included in Credit Risk in OCI[2]	Purchases	Issuances	Settlements	Sales	Transfers into Level 3	Transfers out of Level 3	Ending Balance	Change in Unrealized (Gains) Losses for the Period Included in Earnings for Liabilities still held as of December 31, 2022	Change in Unrealized (Gains) Losses for the Period Included in OCI for Liabilities still held as of December 31, 2022[2]
Liabilities:												
Medium-term notes	$ 98	$ (24)	$ 16	$ —	$ —	$ (49)	$ —	$ —	$ —	$ 41	$ (23)	$ 17
Liabilities of consolidated VIEs:												
VIE notes	291	14	(2)	—	—	(131)	—	—	—	172	(10)	14
Currency derivatives	—	6	—	—	—	—	—	—	—	6	6	—
Total liabilities	$ 389	$ (4)	$ 14	$ —	$ —	$ (180)	$ —	$ —	$ —	$ 219	$ (27)	$ 31

(1)— Reported within the "Unrealized gains (losses) on available-for-sale securities" on MBIA's Consolidated Statement of Comprehensive Income/Loss.

(2)— Reported within the "Instrument-specific credit risk of liabilities measured at fair value" on MBIA's Consolidated Statement of Comprehensive Income/Loss.

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Year Ended December 31, 2021

In millions	Balance, Beginning of Year	Total Gains / (Losses) Included in Earnings	Unrealized Gains / (Losses) Included in OCI[1]	Purchases	Issuances	Settlements	Sales	Transfers into Level 3	Transfers out of Level 3	Ending Balance	Change in Unrealized Gains (Losses) for the Period Included in Earnings for Assets still held as of December 31, 2021	Change in Unrealized Gains (Losses) for the Period Included in Earnings for Assets still held as of December 31, 2021[1]
Assets:												
Assets of consolidated VIEs:												
Commercial mortgage-backed	$ —	$ —	$ —	$ —	$ —	$ (4)	$ —	$ 4	$ —	$ —	$ —	$ —
Collateralized debt obligations	—	—	—	—	—	—	—	4	—	4	—	—
Loans receivable - residential	120	32	—	—	—	(15)	(60)	—	—	77	21	—
Loan repurchase commitments	604	(4)	—	—	—	(600)	—	—	—	—	—	—
Currency derivatives	6	3	—	—	—	—	—	—	—	9	3	—
Other	14	—	—	—	—	—	—	—	—	14	—	—
Total assets	$ 744	$ 31	$ —	$ —	$ —	$ (619)	$ (60)	$ 8	$ —	$ 104	$ 24	$ —

Note 7: Fair Value of Financial Instruments (continued)

In millions	Balance, Beginning of Year	Total (Gains)/ Losses Included in Earnings	Unrealized (Gains)/ Losses Included in OCI[2]	Purchases	Issuances	Settlements	Sales	Transfers into Level 3	Transfers out of Level 3	Ending Balance	Change in Unrealized (Gains) Losses for the Period Included in Earnings for Liabilities still held as of December 31, 2021	Change in Unrealized (Gains) Losses for the Period Included in OCI for Liabilities still held as of December 31, 2021[2]
Liabilities:												
Medium-term notes	$ 110	$ (17)	$ 10	$ —	$ —	$ (5)	$ —	$ —	$ —	$ 98	$ (17)	$ 10
Other derivatives	49	—	—	—	—	(49)	—	—	—	—	—	—
Liabilities of consolidated VIEs:												
VIE notes	303	46	(15)	—	—	(38)	(5)	—	—	291	24	5
Total liabilities	$ 462	$ 29	$ (5)	$ —	$ —	$ (92)	$ (5)	$ —	$ —	$ 389	$ 7	$ 15

(1)—Reported within the "Unrealized gains (losses) on available-for-sale securities" on MBIA's Consolidated Statement of Comprehensive Income/Loss.

(2)—Reported within the "Instrument-specific credit risk of liabilities measured at fair value" on MBIA's Consolidated Statement of Comprehensive Income/Loss.

For the year ended December 31, 2022, there were no transfers into or out of Level 3.

For the year ended December 31, 2021, sales include the impact of the deconsolidation of VIEs. Refer to "Note 4: Variable Interest Entities" for additional information about the deconsolidation of VIEs.

For the year ended December 31, 2021, transfers into Level 3 and out of Level 2 were related to CMBS and CDOs, where inputs, which are significant to their valuation, became unobservable during the year. These inputs included spreads, prepayment speeds, default speeds, default severities, yield curves observable at commonly quoted intervals, and market corroborated inputs. There were no transfers out of Level 3.

Gains and losses (realized and unrealized) included in earnings relating to Level 3 assets and liabilities for the years ended December 31, 2022, 2021 and 2020 are reported on the Company's consolidated statements of operations as follows:

In millions	Total Gains (Losses) Included in Earnings			Change in Unrealized Gains (Losses) for the Period Included in Earnings for Assets and Liabilities still held as of December 31,		
	2022	2021	2020	2022	2021	2020
Revenues:						
Net gains (losses) on financial instruments at fair value and foreign exchange	$ 40	$ 17	$(24)	$ 23	$ 17	$ (30)
Revenues of consolidated VIEs:						
Net gains (losses) on financial instruments at fair value and foreign exchange	(10)	(15)	101	9	—	103
Total	$ 30	$ 2	$ 77	$ 32	$ 17	$ 73

Fair Value Option

The Company elected to record at fair value certain financial instruments, including certain equity investments and financial instruments that are consolidated in connection with the adoption of the accounting guidance for consolidation of VIEs.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

The following table presents the gains and (losses) included in the Company's consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020 for financial instruments for which the fair value option was elected:

In millions	Years Ended December 31,		
	2022	2021	2020
Investments carried at fair value[1]	$(17)	$ 3	$ 2
Fixed-maturity securities held at fair value-VIE[2]	(5)	4	4
Loans receivable and other instruments at fair value:			
Residential mortgage loans[2]	10	32	—
Loan repurchase commitments[2]	—	(4)	118
Other assets-VIE[2]	9	—	(4)
Medium-term notes[1]	24	17	(15)
Variable interest entity notes [2]	(20)	(50)	(12)

(1)—Reported within "Net gains (losses) on financial instruments at fair value and foreign exchange" on MBIA's consolidated statements of operations.
(2)—Reported within "Net gains (losses) on financial instruments at fair value and foreign exchange-VIE" on MBIA's consolidated statements of operations.

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of December 31, 2022 and 2021 for loans and notes for which the fair value option was elected:

In millions	As of December 31, 2022			As of December 31, 2021		
	Contractual Outstanding Principal	Fair Value	Difference	Contractual Outstanding Principal	Fair Value	Difference
Loans receivable at fair value:						
Residential mortgage loans—current	$ 39	$ 39	$ —	$ 40	$ 40	$ —
Residential mortgage loans (90 days or more past due)	149	39	110	141	37	104
Total loans receivable and other instruments at fair value	$ 188	$ 78	$ 110	$ 181	$ 77	$ 104
Variable interest entity notes	$ 780	$172	$ 608	$ 922	$291	$ 631
Medium-term notes	$ 53	$ 41	$ 12	$ 108	$ 98	$ 10

The differences between the contractual outstanding principal and the fair values on loans receivable, VIE notes and MTNs in the preceding table are primarily attributable to credit risk. This is due to the high rate of defaults on loans (90 days or more past due), the collateral supporting the VIE notes and the nonperformance risk of the Company on its MTNs, all of which resulted in depressed pricing of the financial instruments.

Instrument-Specific Credit Risk of Liabilities Elected Under the Fair Value Option

As of December 31, 2022 and 2021, the cumulative changes in instrument-specific credit risk of liabilities elected under the fair value option were losses of $45 million and $32 million, respectively, reported in "Accumulated other comprehensive income" on the Company's consolidated balance sheets. Changes in value attributable to instrument-specific credit risk were derived principally from changes in the Company's credit spread. For liabilities of VIEs, additional adjustments to instrument-specific credit risk are required, which is determined by an analysis of deal specific performance of collateral that support these liabilities. During the years ended December 31, 2022, 2021 and 2020, the portions of instrument-specific credit risk included in AOCI that were recognized in earnings due to settlement of liabilities were losses of $18 million, $36 million and $6 million, respectively.

93

Note 8: Investments

Investments, excluding equity instruments, those elected under the fair value option and those classified as trading, consist of debt instruments classified as available-for-sale ("AFS").

The following tables present the amortized cost, allowance for credit losses, corresponding gross unrealized gains and losses and fair value for AFS investments in the Company's consolidated investment portfolio as of December 31, 2022 and 2021:

	December 31, 2022				
In millions	Amortized Cost	Allowance for Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AFS Investments					
Fixed-maturity investments:					
U.S. Treasury and government agency	$ 541	$ —	$ 5	$ (38)	$ 508
State and municipal bonds	173	—	2	(11)	164
Foreign governments	23	—	—	(3)	20
Corporate obligations	862	—	1	(148)	715
Mortgage-backed securities:					
Residential mortgage-backed agency	217	—	—	(22)	195
Residential mortgage-backed non-agency	96	—	3	(11)	88
Commercial mortgage-backed	24	—	—	(1)	23
Asset-backed securities:					
Collateralized debt obligations	117	—	—	(5)	112
Other asset-backed	110	—	—	(4)	106
Total AFS investments	$ 2,163	$ —	$ 11	$ (243)	$1,931

	December 31, 2021				
In millions	Amortized Cost	Allowance for Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AFS Investments					
Fixed-maturity investments:					
U.S. Treasury and government agency	$ 782	$ —	$ 54	$ (2)	$ 834
State and municipal bonds	140	—	27	—	167
Foreign governments	13	—	1	—	14
Corporate obligations	905	—	53	(5)	953
Mortgage-backed securities:					
Residential mortgage-backed agency	190	—	3	(1)	192
Residential mortgage-backed non-agency	80	—	12	—	92
Commercial mortgage-backed	10	—	—	—	10
Asset-backed securities:					
Collateralized debt obligations	101	—	—	—	101
Other asset-backed	95	—	—	(1)	94
Total AFS investments	$ 2,316	$ —	$ 150	$ (9)	$2,457

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 8: Investments (continued)

The following table presents the distribution by contractual maturity of AFS fixed-maturity securities at amortized cost, net of allowance for credit losses, and fair value as of December 31, 2022. Contractual maturity may differ from expected maturity as borrowers may have the right to call or prepay obligations.

| | AFS Securities | |
	Net Amortized Cost	Fair Value
In millions		
Due in one year or less	$ 199	$ 197
Due after one year through five years	280	270
Due after five years through ten years	332	288
Due after ten years	788	652
Mortgage-backed and asset-backed	564	524
Total fixed-maturity investments	$ 2,163	$1,931

Deposited and Pledged Securities

The fair value of securities on deposit with various regulatory authorities as of December 31, 2022 and 2021 was $10 million and $11 million, respectively. These deposits are required to comply with state insurance laws.

Investment agreement obligations require the Company to pledge securities as collateral. Securities pledged in connection with investment agreements may not be repledged by the investment agreement counterparty. As of December 31, 2022 and 2021, the fair value of securities pledged as collateral for these investment agreements approximated $251 million and $280 million, respectively. The Company's collateral as of December 31, 2022 consisted principally of U.S. Treasury and government agency and corporate obligations, and was primarily held with major U.S. banks.

Refer to "Note 9: Derivative Instruments" for information about securities posted to derivative counterparties.

Impaired Investments

The following tables present the non-credit related gross unrealized losses related to AFS investments as of December 31, 2022 and 2021:

	December 31, 2022					
	Less than 12 Months		12 Months or Longer		Total	
In millions	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
AFS Investments						
Fixed-maturity investments:						
U.S. Treasury and government agency	$ 266	$ (34)	$ 29	$ (4)	$ 295	$ (38)
State and municipal bonds	92	(10)	1	(1)	93	(11)
Foreign governments	9	(3)	—	—	9	(3)
Corporate obligations	508	(106)	141	(42)	649	(148)
Mortgage-backed securities:						
Residential mortgage-backed agency	112	(9)	65	(13)	177	(22)
Residential mortgage-backed non-agency	65	(10)	2	(1)	67	(11)
Commercial mortgage-backed	18	(1)	1	—	19	(1)
Asset-backed securities:						
Collateralized debt obligations	51	(1)	60	(4)	111	(5)
Other asset-backed	44	(3)	24	(1)	68	(4)
Total AFS investments	$1,165	$ (177)	$ 323	$ (66)	$1,488	$ (243)

Note 8: Investments (continued)

| | December 31, 2021 | | | | | |
| | Less than 12 Months | | 12 Months or Longer | | Total | |
In millions	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
AFS Investments						
Fixed-maturity investments:						
U.S. Treasury and government agency	$ 161	$ (1)	$ 16	$ (1)	$177	$ (2)
State and municipal bonds	11	—	—	—	11	—
Foreign governments	3	—	—	—	3	—
Corporate obligations	270	(5)	8	—	278	(5)
Mortgage-backed securities:						
Residential mortgage-backed agency	94	(1)	1	—	95	(1)
Residential mortgage-backed non-agency	3	—	1	—	4	—
Commercial mortgage-backed	2	—	—	—	2	—
Asset-backed securities:						
Collateralized debt obligations	60	—	29	—	89	—
Other asset-backed	72	(1)	—	—	72	(1)
Total AFS investments	$ 676	$ (8)	$ 55	$ (1)	$731	$ (9)

Gross unrealized losses on AFS investments increased as of December 31, 2022 compared with December 31, 2021 primarily due to higher interest rates and widening credit spreads.

With the weighting applied on the fair value of each security relative to the total fair value, the weighted average contractual maturity of securities in an unrealized loss position as of December 31, 2022 and 2021 was 14 and 11 years, respectively. As of December 31, 2022 and 2021, there were 210 and 36 securities, respectively, that were in an unrealized loss position for a continuous twelve-month period or longer, of which, fair values of 190 and 7 securities, respectively, were below book value by more than 5%.

The following table presents the distribution of securities in an unrealized loss position for a continuous twelve-month period or longer where fair value was below book value by more than 5% as of December 31, 2022:

| | AFS Securities | | |
Percentage of Fair Value Below Book Value	Number of Securities	Book Value (in millions)	Fair Value (in millions)
> 5% to 15%	72	$ 129	$ 117
> 15% to 25%	63	117	93
> 25% to 50%	53	84	56
> 50%	2	—	—
Total	190	$ 330	$ 266

As of December 31, 2022, the Company concluded that it does not have the intent to sell securities in an unrealized loss position and it is more likely than not, that it would not have to sell these securities before recovery of their cost basis. In making this conclusion, the Company examined the cash flow projections for its investment portfolios, the potential sources and uses of cash in its businesses, and the cash resources available to its business other than sales of securities. It also considered the existence of any risk management or other plans as of December 31, 2022 that would require the sale of impaired securities. Impaired securities that the Company intends to sell before the expected recovery of such securities' fair values have been written down to fair value. For the year ended December 31, 2022, impairment loss due to intent to sell securities in an unrealized loss position was $21 million and reported in "Other net realized gains (losses)" on the Company's consolidated results of operation.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 8: Investments (continued)

Credit Losses on Investments

In calculating credit-related losses, the Company uses cash flow modeling based on the type of security. The Company's cash flow analysis considers all sources of cash that support the payment of amounts owed by an issuer of a security. For AFS investments, this includes the credit enhancement taking into the consideration of cash expected to be provided by financial guarantors, including MBIA Corp. and National, resulting from an actual or potential insurance policy claim. In general, any change in the amount and/or timing of cash flows received or expected to be received, whether or not such cash flows are contractually defined, is reflected in the Company's cash flow analysis for purposes of assessing a credit loss on an impaired security.

Each quarter, an internal committee, comprising staff that is independent of the Company's evaluation process for determining credit losses of securities, reviews and approves the valuation of investments. Among other responsibilities, this committee ensures that the Company's process for identifying and calculating allowance for credit losses, including the use of models and assumptions, is reasonable and complies with the Company's internal policy.

Determination of Credit Losses on ABS, MBS and Corporate Obligations

AFS ABS investments are evaluated for credit loss using historical collateral performance, deal waterfall and structural protections, credit ratings, and forward looking projections of collateral performance based on business and economic conditions specific to each collateral type and risk. The underlying collateral is evaluated to identify any specific performance concerns, and stress scenarios are considered in forecasting ultimate returns of principal. Based on this evaluation, if a principal default is projected for a security, estimated future cash flows are discounted at the security's effective interest rate used to recognize interest income on the security. For CDO investments, the Company uses the same tools as its RMBS investments discussed below, aggregating the bond level cash flows to the CDO investment level. If the present value of cash flows is less than the Company's amortized cost for the security, the difference is recorded as a credit loss.

AFS RMBS investments are evaluated for credit losses using several quantitative tools. Loan level data is obtained and analyzed in a model that produces prepayment, default, and severity vectors. The model uses macro inputs, including housing price assumptions and interest rates. The vector outputs are used as inputs to a third-party cash flow model, which considers deal waterfall dynamics and structural features, to generate cash flows for an RMBS investment. The expected cash flows of the security are then discounted at the interest rate used to recognize interest income of the security to arrive at a present value amount. If the present value of the cash flows is less than the Company's amortized cost for the investment, the difference is recorded as a credit loss.

For AFS corporate obligation investments, credit losses are evaluated using credit analysis techniques. The Company's analysis includes a detailed review of a number of quantitative and qualitative factors impacting the value of an individual security. These factors include the interest rate of the security (fixed or floating), the security's current market spread, any collateral supporting the security, the security's position in the issuer's capital structure, and credit rating upgrades or downgrades. Additionally, these factors include an assessment of various issuer-related credit metrics including market capitalization, earnings, cash flow, capitalization, interest coverage, leverage, liquidity and management. The Company's analysis is augmented by comparing market prices for similar securities of other issuers in the same sector, as well as any recent corporate or government actions that may impact the ultimate return of principal. If the Company determines that a principal default is projected, a recovery analysis is performed using the above data. If the Company's estimated recovery value for the security is less than its amortized cost, the difference is recorded as a credit loss.

Determination of Credit Loss Guaranteed by the Company on Other Third-Party Guarantors

The Company does not recognize credit losses on securities insured by MBIA Corp. and National since those securities, whether or not owned by the Company, are evaluated for impairments in accordance with its loss

Note 8: Investments (continued)

reserving policy. Refer to "Note 2: Significant Accounting Policies" included herein for information about the Company's loss reserving policy and "Note 6: Loss and Loss Adjustment Expense Reserves" for information about loss reserves.

The following table provides information about securities held by the Company as of December 31, 2022 that were in an unrealized loss position and insured by a financial guarantor, along with the amount of insurance loss reserves corresponding to the par amount owned by the Company. The Company did not hold any securities in an unrealized loss position that were insured by a third-party financial guarantor as of December 31, 2022.

In millions	Fair Value	Unrealized Loss	Insurance Loss Reserve[1]
Mortgage-backed	$ 58	$ (9)	$ 71
Corporate obligations	71	(35)	—
Total	$129	$ (44)	$ 71

(1)—Insurance loss reserve estimates are based on the proportion of par value owned to the total amount of par value insured and are discounted using a discount rate equal to the risk-free rate applicable to the currency and weighted average remaining life of the insurance contract and may differ from the fair value.

Allowance for Credit Losses Rollforward for AFS

The Company did not purchase any credit-deteriorated assets during 2022.

The following table presents the rollforward of allowance for credit losses on AFS investments for the year ended December 31, 2022. The additions to the allowance for credit losses for the year ended December 31, 2022 were related to concerns on an issuer's credit deterioration as a result of the Ukraine and Russia conflict. Such allowance for credit losses was reversed in the same year due to the Company's intent to sell these securities. The Company did not establish an allowance for credit losses for AFS securities during 2021.

	Years Ended December 31, 2022								
In millions	Balance as of December 31, 2021	Additions not previously recorded	Additions arising from PCD Assets	Reductions from Securities Sold	Reductions- Intent to sell or MLTN	Change in Allowance Previously Recorded	Write Offs	Recoveries	Balance as of December 31, 2022
AFS Investments									
Fixed-maturity investments:									
Corporate obligations	$ —	$ 3	$ —	$ —	$ (3)	$ —	$ —	$ —	$ —
Total Allowance on AFS investments	$ —	$ 3	$ —	$ —	$ (3)	$ —	$ —	$ —	$ —

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 8: Investments (continued)

Sales of Available-for-Sale Investments

Gross realized gains and losses from sales of AFS investments are recorded within "Net realized investment gains (losses)" on the Company's consolidated statements of operations. The proceeds and the gross realized gains and losses from sales of fixed-maturity securities held as AFS for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Years Ended December 31,					
In millions	2022		2021		2020	
Proceeds from sales	$	1,100	$	597	$	1,095
Gross realized gains	$	5	$	12	$	59
Gross realized losses	$	(47)	$	(9)	$	(15)

Equity and Trading Investments

Equity and trading investments are included within "Investments carried at fair value" on the Company's consolidated balance sheets. Unrealized gains and losses recognized on equity and trading investments held as of the end of each period for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Years Ended December 31,		
In millions	2022	2021	2020
Net gains and (losses) recognized during the period on equity securities	$(21)	$ 6	$ 3
Less:			
Net gains and (losses) recognized during the period on equity securities sold during the period	(6)	1	(1)
Unrealized gains and (losses) recognized during the period on equity securities still held at the reporting date	$(15)	$ 5	$ 4

Note 9: Derivative Instruments

The Company has primarily entered into derivative instruments consisting of interest rate swaps to manage the risks associated with fluctuations in interest rates affecting the value of certain assets in the corporate segment. Additionally, the Company has insured interest rate swaps and inflation-linked swaps related to its insured debt issuances in the U.S. public finance insurance and the international and structured finance insurance segments. These derivatives do not qualify for the financial guarantee scope exception and are accounted for as derivative instruments. The Company's international and structured finance insurance segment consolidated a VIE which is party to a cross currency swap, entered into to manage the variability in cash flows resulting from fluctuations in foreign currency rates.

Credit Derivatives Sold

The following tables present information about credit derivatives sold by the Company's insurance operations that were outstanding as of December 31, 2022 and 2021. Credit ratings represent the lower of underlying ratings assigned to the collateral by Moody's Investor Services ("Moody's"), Standard & Poor's Financial Services, LLC ("S&P") or MBIA.

$ in millions	As of December 31, 2022							
Credit Derivatives Sold	Weighted Average Remaining Expected Maturity	AAA	AA	A	BBB	Below Investment Grade	Total Notional	Fair Value Asset (Liability)
Insured swaps	13.7 Years	$ —	$50	$1,013	$227	$ 60	$ 1,350	$ —
Total fair value		$ —	$ —	$ —	$ —	$ —		$ —

99

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 9: Derivative Instruments (continued)

$ in millions

Credit Derivatives Sold	Weighted Average Remaining Expected Maturity	AAA	AA	A	BBB	Below Investment Grade	Total Notional	Fair Value Asset (Liability)
				As of December 31, 2021				
Insured swaps	14.1 Years	$ —	$61	$1,136	$292	$ —	$1,489	$ (1)
Total fair value		$—	$—	$ (1)	$ —	$ —		$ (1)

Internal credit ratings assigned by MBIA on the underlying credit exposures are assigned by the Company's surveillance group. In assigning an internal rating, current status reports from issuers and trustees, as well as publicly available transaction-specific information, are reviewed. The maximum potential amount of future payments (undiscounted) on insured swaps that are primarily insured interest rate swaps is estimated as the net interest settlements plus principal payments where applicable, on amortizing swaps.

MBIA may hold recourse provisions through subrogation rights of the swap counterparty, whereby if MBIA makes a claim payment, it may be entitled to receive net swap settlements from the issuer under the swap agreement.

Counterparty Credit Risk

The Company manages counterparty credit risk on an individual counterparty basis through master netting agreements covering derivative instruments in the corporate segment. These agreements allow the Company to contractually net amounts due from a counterparty with those amounts due to such counterparty when certain triggering events occur. The Company only executes swaps under master netting agreements, which typically contain mutual credit downgrade provisions that generally provide the ability to require assignment or termination in the event either MBIA or the counterparty is downgraded below a specified credit rating.

Under these agreements, the Company may receive or provide cash, U.S. Treasury or other highly rated securities to secure counterparties' exposure to the Company or its exposure to counterparties, respectively. Such collateral is available to the holder to pay for replacing the counterparty in the event that the counterparty defaults. As of December 31, 2022 and 2021, the Company did not hold or post cash collateral to derivative counterparties.

As of December 31, 2022 and 2021, the Company had securities with a fair value of $73 million and $159 million, respectively, posted to derivative counterparties and these amounts are included within "Fixed-maturity securities held as available-for-sale, at fair value" on the Company's consolidated balance sheets.

As of December 31, 2022 and 2021, the fair value on one Credit Support Annex ("CSA") was a liability of $1 million and an asset of $1 million, respectively. This CSA governs collateral posting requirements between MBIA and its derivative counterparties. The Company did not receive collateral due to the Company's credit rating, which was below the CSA minimum credit ratings level for holding counterparty collateral. As of December 31, 2022 and 2021, the counterparty was rated Aa3 by Moody's and A+ by S&P.

Financial Statement Presentation

The fair value of amounts recognized for eligible derivative contracts executed with the same counterparty under a master netting agreement, including any cash collateral that may have been received or posted by the Company, is presented on a net basis in accordance with accounting guidance for the offsetting of fair value amounts related to derivative instruments. Insured swaps are not subject to master netting agreements. VIE derivative assets and liabilities are not presented net of any master netting agreements. Counterparty netting of derivative assets and liabilities offsets balances in "Interest rate swaps", when applicable.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 9: Derivative Instruments (continued)

The following tables present the total fair value of the Company's derivative assets and liabilities by instrument and balance sheet location, before counterparty netting, as of December 31, 2022 and 2021:

In millions	December 31, 2022					
		Derivative Assets [1]			Derivative Liabilities [1]	
Derivative Instruments	Notional Amount Outstanding	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Not designated as hedging instruments:					
Insured swaps	$ 1,350	Other assets	$ —	Derivative liabilities	$ —
Interest rate swaps	380	Other assets	—	Derivative liabilities	(49)
Interest rate swaps-embedded	194	Medium-term notes	1	Medium-term notes	(2)
Currency swaps-VIE	36	Other assets-VIE	—	Derivative liabilities-VIE	(6)
Total non-designated derivatives	$ 1,960		$ 1		$(57)

(1)—In accordance with the accounting guidance for derivative instruments and hedging activities, the balance sheet location of the Company's embedded derivative instruments is determined by the location of the related host contract.

In millions	December 31, 2021					
		Derivative Assets [1]			Derivative Liabilities [1]	
Derivative Instruments	Notional Amount Outstanding	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Not designated as hedging instruments:					
Insured swaps	$ 1,489	Other assets	$ —	Derivative liabilities	$ (1)
Interest rate swaps	399	Other assets	1	Derivative liabilities	(130)
Interest rate swaps-embedded	206	Medium-term notes	—	Medium-term notes	(9)
Currency swaps-VIE	50	Other assets-VIE	9	Derivative liabilities-VIE	—
Total non-designated derivatives	$ 2,144		$ 10		$(140)

(1)—In accordance with the accounting guidance for derivative instruments and hedging activities, the balance sheet location of the Company's embedded derivative instruments is determined by the location of the related host contract.

The following table presents the effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020:

In millions		Years Ended December 31,		
Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	2022	2021	2020
Insured credit default swaps	Net gains (losses) on financial instruments at fair value and foreign exchange	$ —	$ —	$ 6
Insured swaps	Net gains (losses) on financial instruments at fair value and foreign exchange	1	—	—
Interest rate swaps	Net gains (losses) on financial instruments at fair value and foreign exchange	79	18	(42)
Currency swaps-VIE	Net gains (losses) on financial instruments at fair value and foreign exchange-VIE	(15)	3	(2)
All other	Net gains (losses) on financial instruments at fair value and foreign exchange	—	—	(15)
Total		$ 65	$ 21	$ (53)

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 10: Debt

Long-Term Debt

The Company's long-term debt consists of notes and debentures including accrued interest as follows:

	As of December 31,	
In millions	2022	2021
7.000% Debentures due 2025	$ 45	$ 46
7.150% Debentures due 2027	96	99
6.625% Debentures due 2028	112	136
5.700% Senior Notes due 2034 [1]	21	21
Surplus Notes due 2033 [2]	940	940
Accrued interest	1,222	1,098
Debt issuance costs	(8)	(9)
Total	$2,428	$2,331

(1)—Callable anytime at the greater of par or the present value of the remaining scheduled payments of principal and interest.
(2)—Contractual interest rate is based on three month LIBOR plus 11.26%.

During 2022, MBIA Corp. purchased $24 million principal amount of MBIA Inc. 6.625% Debentures due 2028, $4 million principal amount of MBIA Inc. 7.150% Debentures due 2027 and $1 million principal amount of MBIA Inc. 7.000% Debentures due 2025. During 2021, MBIA Corp. purchased $5 million principal amount of MBIA Inc. 6.625% Debentures due 2028 and $1 million principal amount of MBIA Inc. 7.150% Debentures due 2027. Additionally, as of December 31, 2022, National owned $308 million principal amount of the 5.700% Senior Notes due 2034 and $10 million principal amount of MBIA Inc. 7.000% Debentures due 2025; and MBIA Inc., through its corporate segment, owned $13 million of MBIA Corp. surplus notes. These amounts are eliminated in the Company's consolidated financial statements.

Interest and principal payments on the surplus notes are subject to prior approval by the NYSDFS. From the January 15, 2013 interest payment to the present, MBIA Corp.'s requests for approval of the note interest payments have not been approved by the NYSDFS. MBIA Corp. provides notice to the Fiscal Agent when it will not make a scheduled interest payment. The deferred interest payment will become due on the first business day on or after which MBIA Corp. obtains approval from the NYSDFS to make such payment. No interest will accrue on the deferred interest. The surplus notes were callable at par at the option of MBIA Corp. on the fifth anniversary of the date of issuance, and are callable at par on January 15, 2028 and on any other date at par plus a make-whole amount, subject to prior approval by the Superintendent and other restrictions. The cash received from the issuance of surplus notes was used for general business purposes and the deferred debt issuance costs are being amortized over the term of the surplus notes.

The aggregate maturities of principal payments of long-term debt obligations in each of the next five years ending December 31, and thereafter, are as follows:

In millions	2023	2024	2025	2026	2027	Thereafter	Total
Corporate debt	$ —	$ —	$45	$ —	$96	$ 133	$ 274
Surplus Notes due 2033	—	—	—	—	—	940	940
Total debt obligations due	$ —	$ —	$45	$ —	$96	$ 1,073	$1,214

Investment Agreements

Certain investment agreements provide for early termination, including, in some cases, with make-whole payments, upon certain contingent events including the bankruptcy of MBIA Inc. or the commencement of an insolvency proceeding with respect to MBIA Corp. Upon the occurrence of certain contractually agreed-upon events, some of these funds may be withdrawn by the investor prior to their contractual maturity dates. All of the investment agreements have been collateralized in accordance with the contractual terms.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 10: Debt (continued)

Investment agreements have been issued with fixed interest rates in U.S. dollars. As of December 31, 2022 and 2021, the annual interest rates on these agreements ranged from 4.78% to 6.88% and the weighted average interest rates were 6.09% and 5.89%, respectively. Expected principal payments due under these investment agreements in each of the next five years ending December 31, and thereafter, based upon contractual maturity dates, are as follows:

In millions		Principal Amount
Maturity date:		
2023	$	19
2024		23
2025		35
2026		58
2027		29
Thereafter (through 2037)		92
Total expected principal payments [1]	$	256
Less discount and other adjustments [2]		23
Total	$	233

[1]—Amounts reflect principal due at maturity for investment agreements issued at a discount.
[2]—Discount is net of carrying amount adjustment of $2 million and accrued interest adjustment of $5 million.

Medium-Term Notes

MTNs have been issued with fixed or floating interest rates in U.S. dollars or Euros. Floating rates on Euro-denominated MTNs are floored at 0% when the actual floating rates become negative. Certain MTNs are measured at fair value in accordance with the accounting guidance in Accounting Standards Codification Topic 815, "Derivatives and Hedging". As of December 31, 2022, the interest rates of the MTNs ranged from 2.06% to 5.90% and the weighted average interest rate was 4.65%. As of December 31, 2021, the interest rates of the MTNs ranged from 0% to 5.90% and the weighted average interest rate was 3.62%. Expected principal payments due under MTN obligations based on their contractual maturity dates are as follows:

In millions		Principal Amount
Maturity date:		
2023	$	12
2024		43
2025		31
2026		—
2027		2
Thereafter (through 2035)		599
Total expected principal payments [1]	$	687
Less discount and other adjustments [2]		186
Total	$	501

[1]—Amounts reflect principal due at maturity for notes issued at a discount.
[2]—Discount is net of carrying amount and market value adjustments of $17 million and accrued interest adjustment of $3 million.

Variable Interest Entity Debt

VIE notes elected to be recorded at fair value are debt instruments that were issued primarily in U.S. dollars by VIEs consolidated within the Company's international and structured finance insurance segment. These VIE notes consist of debt instruments issued by issuer-sponsored consolidated VIEs collateralized by assets held by those

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 10: Debt (continued)

consolidated VIEs. Holders of insured obligations of issuer-sponsored VIEs do not have recourse to the general assets of the Company. In the event of non-payment of an obligation issued by a consolidated VIE, the Company is obligated to pay principal and interest, when due, on MBIA-insured obligations only.

As of December 31, 2022 and 2021, the aggregate unpaid contractual principal of consolidated VIE notes was $780 million and $922 million, respectively. As of December 31, 2022 and 2021, the unpaid contractual principal of MBIA-insured consolidated VIE notes was $189 million and $350 million, respectively, which excludes liabilities where the Company's insured exposure has been fully offset by way of loss remediation transactions. Refer to "Note 7: Fair Value of Financial Instruments" for information about the fair values of consolidated VIE notes.

The following table provides the expected principal payments due under MBIA-insured consolidated VIE notes as of December 31, 2022, which are net of principal payments where the Company's insured exposure has been fully offset by way of loss remediation transactions. For RMBS consolidated VIEs, principal amounts are based on the expected maturity dates and for all other consolidated VIEs, principal amounts are based on the contractual maturity dates.

In millions	Insured Principal Amount
Maturity date:	
2023	$ 8
2024	11
2025	10
2026	11
2027	3
Thereafter (through 2038)	146
Total	$ 189

Following the creation of a litigation trust established to liquidate the Zohar Collateral pursuant to a plan of liquidation that became effective in August of 2022, certain lenders agreed to make term loans to fund the trust that the Company consolidates as a VIE, in an aggregate amount not to exceed the commitment amount. Loans made to the trust bear interest at 18% per annum, mature on August 2, 2027, and can be prepaid at any time in part or in whole, in some cases subject to certain fees. Accrued interest due on the interest payment date is capitalized and added to the outstanding principal in lieu of cash payment. Loans are secured by recoveries from the litigation claims transferred into the trust. Proceeds received from the settlement of the litigation claims are first applied to the outstanding loan balances and, to the extent of any excess, distributed to the trust beneficiaries or used to permanently reduce the unused commitment amounts. During 2022, the third party loan funded at a principal amount of $7 million was partially repaid and, as of December 31, 2022, the outstanding balance was $2 million and the outstanding unfunded commitment available to the litigation trust was $8 million.

Note 11: Income Taxes

Income (loss) from continuing operations before provision (benefit) for income taxes consisted of:

	Years Ended December 31,		
In millions	2022	2021	2020
Domestic	$ (148)	$ (445)	$ (578)
Foreign	—	—	—
Income (loss) from continuing operations before income taxes	$ (148)	$ (445)	$ (578)

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 11: Income Taxes (continued)

The Company files a consolidated tax return that includes all of its U.S. subsidiaries and foreign branches. The Company also files tax returns in Spain, Mexico, and various state and local jurisdictions. Income tax expense (benefit) on income (loss) and shareholders' equity, net of changes in the Company's valuation allowance, consisted of:

	Years Ended December 31,		
In millions	2022	2021	2020
Current taxes:			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	1	—	—
Deferred taxes:			
Federal	—	—	—
Foreign	—	—	—
Provision (benefit) for income taxes	1	—	—
Income taxes charged (credited) to shareholders' equity related to:			
Change in unrealized gains (losses) on AFS securities	—	—	—
Change in AFS securities with OTTI	—	—	—
Change in foreign currency translation	—	—	—
Total income taxes charged (credited) to shareholders' equity	—	—	—
Total effect of income taxes	$ 1	$ —	$ —

A reconciliation of the U.S. federal statutory tax rate to the Company's effective income tax rate for the years ended December 31, 2022, 2021 and 2020 is presented in the following table:

	Years Ended December 31,		
	2022	2021	2020
Federal income tax computed at the statutory rate	21.0%	21.0%	21.0%
Increase (reduction) in taxes resulting from:			
Change in valuation allowance	(9.4)%	(20.6)%	(20.3)%
Deferred inventory adjustments	(9.3)%	0.0%	0.0%
Excessive Remuneration Sec. 162(m)	(1.7)%	(0.4)%	(0.3)%
Other	(1.1)%	0.0%	(0.4)%
Effective tax rate	(0.5)%	0.0%	0.0%

Deferred Tax Asset, Net of Valuation Allowance

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 11: Income Taxes (continued)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2022 and 2021 are presented in the following table:

	As of		
In millions	December 31, 2022		December 31, 2021
Deferred tax liabilities:			
Unearned premium revenue	$ 36	$	40
Deferred acquisition costs	4		5
Net gains on financial instruments at fair value and foreign exchange	121		—
Net unrealized gains and losses in accumulated other comprehensive income	—		21
Net deferred taxes on VIEs	27		34
Total gross deferred tax liabilities	188		100
Deferred tax assets:			
Compensation and employee benefits	8		8
Accrued interest	259		233
Loss and loss adjustment expense reserves	148		45
Net operating loss	814		777
Foreign tax credits	57		58
Other-than-temporary impairments and capital loss carryforward	16		9
Net gains and losses on financial instruments at fair value and foreign exchange	—		28
Net unrealized gains and losses in accumulated other comprehensive income	72		—
Other	13		4
Total gross deferred tax assets	1,387		1,162
Valuation allowance	1,199		1,062
Net deferred tax asset	$ —	$	—

The Company assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of its existing deferred tax assets. A significant piece of objective negative evidence evaluated was the Company having a three-year cumulative loss. Such objective evidence limits the ability to consider other subjective evidence, such as the Company's projections of pre-tax income. On the basis of this evaluation, the Company has recorded a full valuation allowance against its net deferred tax asset of $1.2 billion and $1.1 billion as of December 31, 2022 and December 31, 2021, respectively. The Company will continue to analyze the valuation allowance on a quarterly basis.

Net operating losses ("NOLs") of property and casualty insurance companies are permitted to be carried back two years and carried forward 20 years. NOLs of property and casualty insurance companies are not subject to the 80 percent taxable income limitation and indefinite lived carryforward period required by the Tax Cuts and Jobs Act applicable to general corporate NOLs.

Treatment of Undistributed Earnings of Certain Foreign Subsidiaries—"Accounting for Income Taxes—Special Areas"

The Company's amount of undistributed earnings of certain foreign subsidiaries was not material as of December 31, 2022.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 11: Income Taxes (continued)

Accounting for Uncertainty in Income Taxes

The Company's policy is to record and disclose any change in unrecognized tax benefit ("UTB") and related interest and/or penalties to income tax in the consolidated statements of operations. The Company includes interest as a component of income tax expense. As of December 31, 2022 and December 31, 2021, the Company had no UTB.

Federal income tax returns through 2011 have been examined or surveyed. As of December 31, 2022, the Company's NOL is approximately $3.9 billion. NOLs generated prior to tax reform and property and casualty NOLs generated after tax reform will expire between tax years 2026 through 2042. As of December 31, 2022, the Company has a foreign tax credit carryforward of $57 million, which will expire between tax years 2023 through 2032.

Section 382 of the Internal Revenue Code

Included in the Company's Amended By-Laws are restrictions on certain acquisitions of Company stock that otherwise may have increased the likelihood of an ownership change within the meaning of Section 382 of the Internal Revenue Code. With certain exceptions, the By-Laws generally prohibit a person from becoming a "Section 382 five-percent shareholder" by acquiring, directly or by attribution, 5% or more of the outstanding shares of the Company's common stock.

Inflation Reduction Act

On August 16, 2022, the Inflation Reduction Act ("IRA") was signed into law and includes several tax changes, notably a new 15% minimum tax on the book income of large corporations and a 1% excise tax on most stock buybacks. The IRA will not have a material impact on the Company's financial results.

Note 12: Business Segments

As defined by segment reporting, an operating segment is a component of a company (i) that engages in business activities from which it earns revenue and incurs expenses, (ii) whose operating results are regularly reviewed by the Chief Operating Decision Maker to assess the performance of the segment and to make decisions about the allocation of resources to the segment and, (iii) for which discrete financial information is available.

The Company manages its businesses across three operating segments: 1) U.S. public finance insurance; 2) corporate; and 3) international and structured finance insurance. The Company's U.S. public finance insurance business is operated through National and its international and structured finance insurance business is operated through MBIA Corp.

The following sections provide a description of each of the Company's reportable operating segments.

U.S. Public Finance Insurance

The Company's U.S. public finance insurance portfolio is managed through National. The financial guarantees issued by National provide unconditional and irrevocable guarantees of the payment of the principal of, and interest or other amounts owing on, U.S. public finance insured obligations when due. The obligations are not subject to acceleration, except that National may have the right, at its discretion, to accelerate insured obligations upon default or otherwise. National's guarantees insure municipal bonds, including tax-exempt and taxable indebtedness of U.S. political subdivisions, as well as utilities, airports, health care institutions, higher educational facilities, housing authorities and other similar agencies and obligations issued by private entities that finance projects that serve a substantial public purpose. Municipal bonds and privately issued bonds used for the financing of public purpose projects are generally supported by taxes, assessments, fees or tariffs related to the use of these projects, lease payments or other similar types of revenue streams.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 12: Business Segments (continued)

Corporate

The Company's corporate segment consists of general corporate activities, including providing support services to MBIA Inc.'s subsidiaries as well as asset and capital management. Support services are provided by the Company's service company, MBIA Services, and include, among others, management, legal, accounting, treasury, information technology, and insurance portfolio surveillance, on a fee-for-service basis. Capital management includes activities related to servicing obligations issued by MBIA Inc. and its subsidiary, MBIA Global Funding, LLC ("GFL"). MBIA Inc. issued debt to finance the operations of the MBIA group. GFL raised funds through the issuance of MTNs with varying maturities, which were in turn guaranteed by MBIA Corp. GFL lent the proceeds of these MTN issuances to MBIA Inc. MBIA Inc. also provided customized investment agreements, guaranteed by MBIA Corp., for bond proceeds and other public funds for such purposes as construction, loan origination, escrow and debt service or other reserve fund requirements. The Company has ceased issuing new MTNs and investment agreements and the outstanding liability balances and corresponding asset balances have declined over time as liabilities matured, terminated or were called or repurchased. All of the debt within the corporate segment is managed collectively and is serviced by available liquidity.

International and Structured Finance Insurance

The Company's international and structured finance insurance segment is principally conducted through MBIA Corp. The financial guarantees issued by MBIA Corp. generally provide unconditional and irrevocable guarantees of the payment of principal of, and interest or other amounts owing on, non-U.S. public finance and global structured finance insured obligations when due, or in the event MBIA Corp. has the right, at its discretion, to accelerate insured obligations upon default or otherwise. MBIA Corp. insures non-U.S. public finance and global structured finance obligations, including asset-backed obligations. MBIA Corp. has insured sovereign-related and sub-sovereign bonds, utilities, privately issued bonds used for the financing of projects that include toll roads, bridges, public transportation facilities, and other types of infrastructure projects serving a substantial public purpose. Global structured finance and asset-backed obligations typically are securities repayable from expected cash flows generated by a specified pool of assets, such as residential and commercial mortgages, structured settlements, consumer loans, and corporate loans and bonds. MBIA Corp. insures the investment contracts written by MBIA Inc., and if MBIA Inc. were to have insufficient assets to pay amounts due upon maturity or termination, MBIA Corp. would make such payments. MBIA Insurance Corporation also insures debt obligations of GFL. MBIA Corp. has also written policies guaranteeing obligations under certain derivative contracts, including termination payments that may become due upon certain insolvency or payment defaults of the financial guarantor or the issuer. MBIA Corp. has not written any meaningful amount of business since 2008.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 12: Business Segments (continued)

Segments Results

The following tables provide the Company's segment results for the years ended December 31, 2022, 2021, and 2020:

In millions	Year Ended December 31, 2022				
	U.S. Public Finance Insurance	Corporate	International and Structured Finance Insurance	Eliminations	Consolidated
Revenues[1]	$ 53	$ 8	$ 39	$ —	$ 100
Net gains (losses) on financial instruments at fair value and foreign exchange	(47)	99	(7)	—	45
Net gains (losses) on extinguishment of debt	—	5	—	(1)	4
Revenues of consolidated VIEs	—	—	5	—	5
Inter-segment revenues[2]	29	55	9	(93)	—
Total revenues	35	167	46	(94)	154
Losses and loss adjustment	143	—	(105)	—	38
Amortization of deferred acquisition costs and operating	8	55	12	1	76
Interest	—	56	124	(1)	179
Expenses of consolidated VIEs	—	—	9	—	9
Inter-segment expenses[2]	44	23	27	(94)	—
Total expenses	195	134	67	(94)	302
Income (loss) from continuing operations before income taxes	$ (160)	$ 33	$ (21)	$ —	$ (148)
Identifiable assets per segment	$ 2,491	$ 645	$ 1,132	$ (973)[3]	$ 3,295
Assets held for sale	—	—	—	—	80
Total identifiable assets	$ 2,491	$ 645	$ 1,132	$ (973)	$ 3,375

(1)—Consists of net premiums earned, net investment income, net realized investment gains (losses), fees and reimbursements and other net realized gains (losses).
(2)—Primarily represents intercompany service charges and intercompany net investment income and expenses.
(3)—Consists principally of intercompany reinsurance balances.

In millions	Year Ended December 31, 2021				
	U.S. Public Finance Insurance	Corporate	International and Structured Finance Insurance	Eliminations	Consolidated
Revenues[1]	$ 85	$ 13	$ 44	$ —	$ 142
Net gains (losses) on financial instruments at fair value and foreign exchange	(2)	56	(14)	—	40
Net gains (losses) on extinguishment of debt	—	30	—	—	30
Revenues of consolidated VIEs	—	—	(23)	—	(23)
Inter-segment revenues[2]	27	67	12	(106)	—
Total revenues	110	166	19	(106)	189
Losses and loss adjustment	227	—	123	—	350
Amortization of deferred acquisition costs and operating	17	71	9	—	97
Interest	—	56	107	—	163
Expenses of consolidated VIEs	—	—	24	—	24
Inter-segment expenses[2]	45	22	38	(105)	—
Total expenses	289	149	301	(105)	634
Income (loss) from continuing operations before income taxes	$ (179)	$ 17	$ (282)	$ (1)	$ (445)
Identifiable assets	$ 3,313	$ 873	$ 2,800	$ (2,290)[3]	$ 4,696

(1)—Consists of net premiums earned, net investment income, net realized investment gains (losses), fees and reimbursements and other net realized gains (losses).
(2)—Primarily represents intercompany service charges and intercompany net investment income and expenses.
(3)—Consists principally of intercompany reinsurance balances.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 12: Business Segments (continued)

In millions	U.S. Public Finance Insurance	Corporate	International and Structured Finance Insurance	Eliminations	Consolidated
			Year Ended December 31, 2020		
Revenues[1]	$ 138	$ 31	$ 30	$ —	$ 199
Net gains (losses) on financial instruments at fair value and foreign exchange	2	(74)	(8)	—	(80)
Revenues of consolidated VIEs	—	—	163	—	163
Inter-segment revenues[2]	28	66	12	(106)	—
Total revenues	168	23	197	(106)	282
Losses and loss adjustment	163	—	367	—	530
Amortization of deferred acquisition costs and operating	14	69	14	—	97
Interest	—	65	113	—	178
Expenses of consolidated VIEs	—	—	55	—	55
Inter-segment expenses[2]	45	22	39	(106)	—
Total expenses	222	156	588	(106)	860
Income (loss) from continuing operations before income taxes	$ (54)	$ (133)	$ (391)	$ —	$ (578)

(1)—Consists of net premiums earned, net investment income, net realized investment gains (losses), fees and reimbursements and other net realized gains (losses).
(2)—Primarily represents intercompany service charges and intercompany net investment income and expense.

Premiums on financial guarantees and insured derivatives reported within the Company's insurance segments are generated within and outside the U.S. The following table summarizes premiums earned on financial guarantees and insured derivatives by geographic location of risk for the years ended December 31, 2022, 2021 and 2020:

In millions	2022	2021	2020
		Years Ended December 31,	
Total premiums earned:			
United States	$ 45	$ 45	$ 55
Other Americas	8	29	16
Other	—	1	2
Total	$ 53	$ 75	$ 73

Note 13: Insurance in Force

The Company guarantees the payment of principal of, and interest or other amounts owing on, municipal, asset-backed, mortgage-backed and other non-municipal securities. The Company's insurance in force represents the aggregate amount of the insured principal of, and interest or other amounts owing on, insured obligations. The Company's ultimate exposure to credit loss in the event of nonperformance by the issuer of the insured obligation is represented by the insurance in force in the tables that follow.

The financial guarantees issued by the Company provide unconditional and irrevocable guarantees of the payment of the principal of, and interest or other amounts owing on, insured obligations when due. The obligations are generally not subject to acceleration, except in the event the Company has the right, at its discretion, to accelerate insured obligations upon default or otherwise. Payments to be made by the issuer on the bonds or notes may be backed by a pledge of revenues, reserve funds, letters of credit, investment contracts or collateral in the form of mortgages or other assets. The right to such funds or collateral would typically become National's or MBIA Corp.'s upon the payment of a claim by either National or MBIA Corp.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 13: Insurance in Force (continued)

As of December 31, 2022, insurance in force, which represents principal and interest or other amounts owing on insured obligations, had an expected maturity through 2058. The distribution of MBIA Corp.'s and National's combined insurance in force by geographic location, excluding financial obligations guaranteed by MBIA Corp. on behalf of affiliated companies, is presented in the following table:

	As of December 31,			
$ in billions	**2022**		**2021**	
	Insurance in Force	**% of Insurance in Force**	**Insurance in Force**	**% of Insurance in Force**
Geographic Location				
California	$ 14.8	21.8%	$ 16.8	21.4%
Illinois	7.5	11.0%	8.2	10.4%
New Jersey	4.1	6.1%	4.5	5.8%
Hawaii	3.8	5.6%	3.9	5.0%
Virginia	3.6	5.2%	3.0	3.9%
Texas	2.9	4.2%	3.1	4.0%
Oregon	2.0	3.0%	2.3	2.9%
New York	2.0	2.9%	2.4	3.0%
Colorado	1.8	2.7%	2.0	2.5%
Georgia	1.6	2.4%	1.9	2.4%
Subtotal	44.1	64.9%	48.1	61.3%
Nationally Diversified	7.3	10.7%	7.5	9.6%
Other states	13.7	20.1%	18.1	23.0%
Total United States	65.1	95.7%	73.7	93.9%
Internationally Diversified	0.2	0.4%	0.3	0.3%
Country specific	2.7	3.9%	4.5	5.8%
Total non-United States	2.9	4.3%	4.8	6.1%
Total	$ 68.0	100.0%	$ 78.5	100.0%

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 13: Insurance in Force (continued)

The insurance in force and insured gross par outstanding by type of bond, excluding financial obligations guaranteed by MBIA Corp. on behalf of affiliated companies, are presented in the following table:

	As of December 31,			
$ in billions	**2022**		**2021**	
Bond type	**Insurance in Force**	**Gross Par Amount**	**Insurance in Force**	**Gross Par Amount**
Global public finance—United States:				
General obligation[1]	$ 19.1	$ 9.1	$ 22.1	$ 10.7
Military housing	13.8	6.8	14.3	6.9
Tax-backed	12.2	5.6	14.2	6.8
Municipal utilities	7.6	5.2	8.7	6.0
Transportation	6.9	2.2	7.7	2.6
General obligation—lease	1.3	1.0	1.7	1.2
Higher education	1.1	0.8	1.3	1.0
Health care	0.8	0.6	1.0	0.7
Investor-owned utilities[2]	0.5	0.3	0.6	0.5
Other[3]	0.1	0.1	0.1	0.1
Total United States	63.4	31.7	71.7	36.5
Global public finance—non-United States:				
Sovereign-related and sub-sovereign[4]	1.5	1.2	2.0	1.6
Transportation	0.5	0.4	1.2	1.0
International utilities	—	—	0.5	0.5
Other[5]	0.1	0.1	0.1	0.1
Total non-United States	2.1	1.7	3.8	3.2
Total global public finance	65.5	33.4	75.5	39.7
Global structured finance:				
Mortgage-backed residential	1.2	0.8	1.5	1.0
Corporate asset-backed	0.5	0.4	0.6	0.4
Mortgage-backed commercial	0.4	0.2	0.4	0.2
Collateralized debt obligations	0.2	0.2	0.3	0.2
Consumer asset-backed	0.2	0.1	0.2	0.2
Total global structured finance	2.5	1.7	3.0	2.0
Total	$ 68.0	$ 35.1	$ 78.5	$ 41.7

(1)—Includes general obligation unlimited and limited (property) tax bonds, general fund obligation bonds and pension obligation bonds of states, cities, counties, schools and special districts.
(2)—Includes investor owned utilities, industrial development and pollution control revenue bonds.
(3)—Includes stadium related financings, municipal housing and certain non-profit enterprises.
(4)—Includes regions, departments or their equivalent in each jurisdiction as well as sovereign owned entities that are supported by a sovereign state, region or department.
(5)—Includes municipal owned entities backed by sponsoring local government and tax backed transactions.

Affiliated Financial Obligations Insured by MBIA Corp.

Investment agreement contracts and MTNs issued by the Company's corporate segment are not included in the previous tables. If MBIA Inc. or these subsidiaries were to have insufficient assets to pay amounts due, MBIA Corp. would be obligated to make such payments under its insurance policies. As of December 31, 2022, the maximum amount of future payments that MBIA Corp. could be required to make under these guarantees is $1.0 billion. These guarantees, which mature through 2037, were entered into on an arm's length basis. MBIA Corp. has both direct recourse provisions and subrogation rights in these transactions. If MBIA Corp. is required

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 13: Insurance in Force (continued)

to make a payment under any of these affiliate guarantees, it would have the right to seek reimbursement from such affiliate and to liquidate any collateral to recover amounts paid under the guarantee.

Reinsured Exposure

Reinsurance enables the Company to cede exposure for purposes of syndicating risk. The Company generally retains the right to reassume the business ceded to reinsurers under certain circumstances, including a reinsurer's rating downgrade below specified thresholds. At this time, the Company does not intend to utilize reinsurance to decrease the insured exposure in its portfolio.

MBIA requires certain unauthorized reinsurers to maintain bank letters of credit or establish trust accounts to cover liabilities ceded to such reinsurers under reinsurance contracts. The Company remains liable on a primary basis for all reinsured risk. MBIA believes that its reinsurers remain capable of meeting their obligations, although, there can be no assurance of such in the future.

The aggregate amount of insurance in force ceded by MBIA to reinsurers was $2.0 billion and $2.2 billion as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, the aggregate amount of insured par outstanding ceded by MBIA to reinsurers under reinsurance agreements was $0.9 billion compared with $1.0 billion as of December 31, 2021. As of December 31, 2022, $0.7 billion of the ceded par outstanding was ceded from the Company's U.S. public finance insurance segment and $155 million was ceded from the Company's international and structured finance insurance segment. Under National's reinsurance agreement with MBIA Corp., if a reinsurer of MBIA Corp. is unable to pay claims ceded by MBIA Corp. on U.S. public finance exposure, National will assume liability for such ceded claim payments. The following table presents information about the Company's reinsurance agreements as of December 31, 2022 for its U.S. public finance and international and structured finance insurance operations.

In millions

Reinsurers	Standard & Poor's Rating (Status)	Moody's Rating (Status)	Ceded Par Outstanding	Letters of Credit/Trust Accounts	Reinsurance Recoverable/ (Payable) [1]
Assured Guaranty Re Ltd.	AA (Stable Outlook)	WR[2]	$ 475	$ 18	$ 6
Assured Guaranty Corp.	AA (Stable Outlook)	A2 (Stable Outlook)	372	—	3
Others	A+ or above	WR[2] or above	50	—	—
Total			$ 897	$ 18	$ 9

(1)—Total reinsurance recoverable/(payable) is primarily related to recoverables on paid and unpaid losses net of paid and unpaid salvage due to reinsurers.
(2)—Represents a withdrawal of ratings.

Note 14: Insurance Regulations and Dividends

National and MBIA Insurance Corporation are subject to insurance regulations and supervision of the State of New York (their state of domicile) and all U.S. and non-U.S. jurisdictions in which they are licensed to conduct insurance business. In order to maintain their New York State financial guarantee insurance license, National and MBIA Insurance Corporation are required to maintain a minimum of $65 million of policyholders' surplus. MBIA Mexico is regulated by the Comisión Nacional de Seguros y Fianzas in Mexico. MBIA Corp.'s Spanish Branch is subject to local regulation in Spain. The extent of insurance regulation and supervision varies by jurisdiction, but New York and most other jurisdictions have laws and regulations prescribing minimum standards of solvency and business conduct, which must be maintained by insurance companies. Among other things, these laws prescribe permitted classes and concentrations of investments and limit both the aggregate and individual securities risks

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 14: Insurance Regulations and Dividends (continued)

that National and MBIA Insurance Corporation may insure on a net basis based on the type of obligations insured. In addition, some insurance laws and regulations require the approval or filing of policy forms and rates. National and MBIA Insurance Corporation are required to file detailed annual financial statements with the NYSDFS. The operations and accounts of National and MBIA Insurance Corporation are subject to examination by regulatory agencies at regular intervals.

Statutory Capital and Regulations

National

For 2022, 2021 and 2020, National had a statutory net income of $75 million, $55 million and a statutory net loss of $82 million, respectively. As of December 31, 2022, National's statutory capital was $1.9 billion, consisting of policyholders' surplus of $1.5 billion and contingency reserves of $379 million. As of December 31, 2021, National had statutory capital of $2.0 billion.

As of December 31, 2022, National was in compliance with its aggregate risk limits under NYIL, but was not in compliance with certain of its single risk limits.

MBIA Insurance Corporation

For 2022, 2021 and 2020, MBIA Insurance Corporation had a statutory net income of $46 million, statutory net losses of $129 million and $202 million, respectively. As of December 31, 2022, MBIA Insurance Corporation's statutory capital was $169 million, consisting of policyholders' surplus of $164 million and contingency reserves of $5 million. As of December 31, 2021, MBIA Insurance Corporation had statutory capital of $134 million. MBIA Insurance Corporation's policyholders' surplus as of December 31, 2022 and 2021 included negative unassigned surplus of $1.9 billion. MBIA Insurance Corporation's policyholders' surplus may be further negatively impacted if future additional insured losses are incurred.

As of December 31, 2022, MBIA Insurance Corporation was in compliance with its aggregate risk limits under the NYIL, but was not in compliance with certain of its single risk limits. If new overages occur with respect to its single risk limits, MBIA Insurance Corporation will report them to the NYSDFS.

Dividends

NYIL regulates the payment of dividends by financial guarantee insurance companies and provides that such companies may not declare or distribute dividends except out of statutory earned surplus. Under NYIL, the sum of (i) the amount of dividends declared or distributed during the preceding 12-month period and (ii) the dividend to be declared may not exceed the lesser of (a) 10% of policyholders' surplus, as reported in the latest statutory financial statements or (b) 100% of adjusted net investment income for such 12-month period (the net investment income for such 12-month period plus the excess, if any, of net investment income over dividends declared or distributed during the two-year period preceding such 12-month period), unless the Superintendent of the NYSDFS approves a greater dividend distribution based upon a finding that the insurer will retain sufficient surplus to support its obligations.

During 2022 and 2021, National declared and paid dividends of $72 million and $60 million, respectively, to its ultimate parent, MBIA Inc.

In 2022, MBIA Insurance Corporation did not declare or pay any dividends to MBIA Inc. or the holders of its preferred stock. MBIA Insurance Corporation is currently unable to pay dividends, including those related to its preferred stock, as a result of its earned surplus deficit as of December 31, 2022 and is not expected to have any statutory capacity to pay dividends in the near term. In connection with MBIA Insurance Corporation obtaining approval from the NYSDFS to release excess contingency reserves in previous periods, MBIA Insurance Corporation agreed that it would not pay any dividends without prior approval from the NYSDFS.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 15: Benefit Plans

Long-term Incentive Plans

Plan Description

The Company maintains the Amended and Restated MBIA Inc. Omnibus Incentive Plan (the "Omnibus Plan"), which was originally effective upon approval by the shareholders of the Company on May 5, 2005, and subsequently amended on May 7, 2009, May 1, 2012, May 5, 2020 and May 3, 2022. Under the Omnibus Plan a maximum of 17,400,000 shares of the Company's common stock can be used for any type of award including stock options, performance shares, performance units, restricted stock, restricted stock units and dividend equivalents. Any shares issued under the Omnibus Plan in connection with stock options shall be counted against this limit as 1 share covered by such option. For all awards other than stock options, any shares issued shall be counted against this limit as 1.28 shares for every share issued after the May 1, 2012 amendment and two shares for every share issued prior to the May 1, 2012 amendment. Currently, the type of equity awards granted by the Company include time- and performance-based restricted stock.

Under the restricted stock component of the Omnibus Plan, certain employees are granted restricted shares of the Company's common stock. These awards have a restriction period lasting between three to seven years depending on the type of award, after which time the awards fully vest. During the vesting period, these shares may not be sold. Restricted stock may be granted to all employees.

There were 2,424,656 shares available for future grants under the Omnibus Plan as of December 31, 2022.

In accordance with accounting guidance for share-based payments, the Company expenses the fair value of stock-based compensation as described in the following sections. In addition, the guidance classifies share-based payment awards as either liability awards, which are remeasured at fair value at each balance sheet date, or equity awards, which are measured on the grant date and not subsequently remeasured. Generally, awards with cash-based settlement repurchase features or that are settled at a fixed dollar amount are classified as liability awards, and changes in fair value will be reported in earnings. Awards with net-settlement features are classified as equity awards and changes in fair value are not reported in earnings. The Company's long-term incentive plans include features which result in equity awards. In addition, the guidance requires the use of a forfeiture estimate. The Company uses historical employee termination information to estimate the forfeiture rate applied to current stock-based awards.

The Company maintains voluntary retirement benefits, which provide certain benefits to eligible employees of the Company upon retirement. A description of these benefits is included in the Company's proxy statement. One of the components of the retirement program for those employees that are retirement eligible is to continue to vest all performance-based restricted stock awards beyond the retirement date in accordance with the original vesting terms and to immediately vest all outstanding time-based restricted stock grants. The accounting guidance for share-based payment requires compensation costs for those employees to be recognized from the date of grant through the retirement eligible date. Accelerated expense, if any, relating to this retirement benefit for restricted stock awards has been included in the compensation expense amounts. Refer to the "Performance Based Awards" section below for additional information on compensation expense.

Restricted Stock

The fair value of the restricted shares awarded, net of cancellations, determined on the grant date during 2022 and 2021 was $6 million and $7 million, respectively. The amount of unearned compensation, net of estimated forfeitures, was $16 million as of December 31, 2022, which is expected to be recognized as expense over a weighted average period of 1.65 years. Unearned compensation is amortized to expense over the appropriate vesting period.

Compensation expense related to the restricted shares, net of estimated forfeitures, was $12 million, $12 million and $11 million for the years ended December 31, 2022, 2021 and 2020, respectively. There was no tax charge related to the restricted share awards during 2022, 2021 and 2020 after consideration of the Company's valuation allowance.

Note 15: Benefit Plans (continued)

A summary of the Company's restricted shares outstanding as of December 31, 2022, 2021 and 2020, and changes during the years ended on those dates, is presented in the following table:

	Restricted Share Activity					
	2022		**2021**		**2020**	
	Number of Shares	Weighted Average Price Per Share	Number of Shares	Weighted Average Price Per Share	Number of Shares	Weighted Average Price Per Share
Outstanding at beginning of year	5,907,636	$ 9.1868	5,454,807	$9.5344	5,146,828	$10.0958
Granted	478,670	13.4214	978,866	6.8492	1,003,720	6.8150
Vested	(586,582)	9.2154	(526,037)	8.4418	(448,455)	8.9834
Forfeited	(40,219)	5.9673	—	—	(247,286)	11.1800
Outstanding at end of year	5,759,505	$ 9.5583	5,907,636	$9.1868	5,454,807	$ 9.5344

Performance Based Awards

During 2022, 2021 and 2020, the Company granted 216,460, 502,822 and 502,738 restricted shares, respectively, to certain key employees which have a vesting schedule dependent on the achievement of certain stock price targets of the Company. The grants and corresponding compensation expense have been included in the above restricted stock disclosures. As permitted by the accounting guidance for share-based payments, the Company estimates the fair value of awards that contain market performance conditions at the date of grant using a binomial lattice model with a Monte Carlo simulation and recognizes compensation cost over the requisite service period. The binomial lattice model can better incorporate assumptions about a stock price path because the model can accommodate a large number of potential stock prices over the award's term in comparison to the Black-Scholes model. The Company estimates the fair value of awards that contain internal performance conditions at the date of grant and recognizes compensation cost over the requisite service period if it is probable that the internal performance conditions will be achieved. The Company reassesses the probability of vesting at each reporting period and the final compensation cost associated with awards dependent on the achievement of certain internal performance conditions will reflect only those awards that ultimately vest. As of December 31, 2022, certain previously awarded grants did not meet the stock price performance target. The corresponding cancellation of shares has been included in the above restricted stock disclosure. As of December 31, 2021 certain previously awarded grants exceeded the stock price performance target. The corresponding issuance of additional shares has been included in the above restricted stock disclosures. As of December 31, 2020, certain previously awarded grants did not meet the stock price performance target or the internal performance conditions. The corresponding cancellation of shares and expense reversal, if applicable, have been included in the above restricted stock disclosures.

Pension, 401(k) and Deferred Compensation Plans

The Company maintains a qualified non-contributory defined contribution pension plan to which the Company contributes 10% of each eligible employee's annual compensation. Annual compensation for determining such contributions consists of base salary and bonus, as applicable, up to a maximum of $2 million. Pension benefits vest over the first five-year period of employment with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. The Company funds the annual pension contribution by the following February of each applicable year.

The Company also maintains a qualified 401(k) plan. The plan is a voluntary contributory plan that allows eligible employees to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute, through payroll deductions, up to 25% of eligible compensation. The Company matches employee contributions up to the first 5% of such compensation. The 401(k) matching contributions are made in the form of cash, whereby participants may direct the Company match to an investment of their choice. The 401(k) matching benefits vest over the first five-year period of employment with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. Generally, a participating employee is entitled to distributions from the plans upon termination of employment, retirement, death or disability.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 15: Benefit Plans (continued)

In addition to the above two plans, the Company maintains a non-qualified deferred compensation plan. Contributions to the above qualified plans that exceed limitations established by federal regulations are then contributed to the non-qualified deferred compensation plan.

Expenses related to these plans for the years ended December 31, 2022, 2021 and 2020 were $3 million, $4 million, and $4 million respectively.

Note 16: Earnings Per Share

Earnings per share is calculated using the two-class method in which earnings are allocated to common stock and participating securities based on their rights to receive nonforfeitable dividends or dividend equivalents. The Company grants restricted stock to certain employees and non-employee directors in accordance with the Company's long-term incentive programs, which entitle the participants to receive nonforfeitable dividends or dividend equivalents during the vesting period on the same basis as those dividends are paid to common shareholders. These unvested stock awards represent participating securities. During periods of net income, the calculation of earnings per share exclude the income attributable to participating securities in the numerator and the dilutive impact of these securities from the denominator. During periods of net loss, no effect is given to participating securities in the numerator and the denominator excludes the dilutive impact of these securities since they do not share in the losses of the Company.

Basic earnings per share excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the dilutive effect of all unvested restricted stock outstanding during the period that could potentially result in the issuance of common stock. The dilution from unvested restricted stock is calculated by applying the two-class method and using the treasury stock method. The treasury stock method assumes the proceeds from the unrecognized compensation expense from unvested restricted stock will be used to purchase shares of the Company's common stock at the average market price during the period. If the potentially dilutive securities disclosed in the table below become vested, the transaction would be net share settled resulting in a significantly lower impact to the outstanding share balance in comparison to the total amount of the potentially dilutive securities. During periods of net loss, unvested restricted stock is excluded from the calculation because they would have an antidilutive affect. Therefore, in periods of net loss, the calculation of basic and diluted earnings per share would result in the same value.

The following table presents the computation of basic and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,		
In millions except per share amounts	2022	2021	2020
Basic and diluted earnings per share:			
Net income (loss) from continuing operations available to common shareholders	$ (149)	$ (445)	$ (578)
Income (loss) from discontinued operations, net of income taxes	(54)	—	—
Net income (loss) from discontinued operations attributable to noncontrolling interests	(8)	—	—
Net income (loss) from discontinued operations attributable to MBIA Inc.	(46)	—	—
Net income (loss) attributable to MBIA Inc.	$ (195)	$ (445)	$ (578)
Basic and diluted weighted average shares [1]	49.8	49.5	59.1
Net income (loss) per common share attributable to MBIA Inc.—basic and diluted			
Continuing operations	$(3.00)	$(8.99)	$(9.78)
Discontinued operations	(0.92)	—	—
Net income (loss) per share attributable to MBIA Inc.—basic and diluted	$(3.92)	$(8.99)	$(9.78)
Potentially dilutive securities excluded from the calculation of diluted EPS because of antidilutive affect	5.0	5.1	4.6

(1)—Includes 0.8 million, 0.9 million and 0.9 million of participating securities that met the service condition and were eligible to receive nonforfeitable dividends or dividend equivalents for each of the years ended December 31, 2022, 2021 and 2020, respectively.

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 17: Common and Preferred Stock

Common Stock

Share Repurchases

Purchases or repurchases of common stock may be made from time to time in the open market or in private transactions as permitted by securities laws and other legal requirements. The Company believes that share purchases or repurchases can be an appropriate deployment of capital in excess of amounts needed to support the Company's liquidity while maintaining the claims-paying resources of MBIA Corp. and National, as well as other business needs. Currently, MBIA Inc. or National does not have an authorization approved by the Company's Board of Directors to repurchase or purchase outstanding MBIA Inc. common shares. Neither MBIA Inc. nor National repurchased or purchased any MBIA Inc. common shares during 2022 and 2021. During 2020, the Company or National purchased or repurchased 26.4 million shares at a cost of $198 million under the repurchase authorization approved by the Company's Board of Directors in May 2020 and November 2017 and exhausted these share repurchase authorizations.

Preferred Stock

As of December 31, 2022, MBIA Insurance Corporation had 2,759 shares of preferred stock issued and outstanding with a carrying value of $28 million, including 1,444 shares held by MBIA Inc. that were purchased at a weighted average price of $10,900 per share or 10.9% of face value and 1,315 shares held by unaffiliated investors. During 2021, MBIA Inc. did not repurchase any additional shares.

In accordance with MBIA's fixed-rate election, the dividend rate on the preferred stock was determined using a fixed-rate equivalent of LIBOR plus 200 basis points. Each share of preferred stock has a par value of $1,000 with a liquidation preference of $100,000. The holders of the preferred stock are generally not entitled to any voting rights. Subject to certain requirements, the preferred stock may be redeemed, in whole or in part, at the option of MBIA Corp. at any time or from time to time for cash at a redemption price equal to the liquidation preference per share plus any accrued and unpaid dividends thereon at the date of redemption for the then current dividend period and any previously accumulated dividends payable without interest on such unpaid dividends. As of December 31, 2022 and 2021, there were no dividends declared on the preferred stock. Payment of dividends on MBIA Corp.'s preferred stock is subject to the same restrictions that apply to dividends on common stock under NYIL.

Note 18: Accumulated Other Comprehensive Income

The following table presents the changes in the components of AOCI for the years ended December 31, 2022, 2021, and 2020:

In millions	Unrealized Gains (Losses) on AFS Securities, Net	Foreign Currency Translation, Net	Instrument-Specific Credit Risk of Liabilities Measured at Fair Value, Net	Total
Balance, January 1, 2020	$ 112	$ (7)	$ (107)	$ (2)
Other comprehensive income (loss) before reclassifications	83	(3)	50	130
Amounts reclassified from AOCI	(19)	—	6	(13)
Net period other comprehensive income (loss)	64	(3)	56	117
Balance, December 31, 2020	$ 176	$ (10)	$ (51)	$ 115
Other comprehensive income (loss) before reclassifications	(26)	4	(17)	(39)
Amounts reclassified from AOCI	(12)	—	36	24
Net period other comprehensive income (loss)	(38)	4	19	(15)
Balance, December 31, 2021	$ 138	$ (6)	$ (32)	$ 100
Other comprehensive income (loss) before reclassifications	(362)	2	(31)	(391)
Amounts reclassified from AOCI	(10)	—	18	8
Net period other comprehensive income (loss)	(372)	2	(13)	(383)
Balance, December 31, 2022	$ (234)	$ (4)	$ (45)	$(283)

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 18: Accumulated Other Comprehensive Income (continued)

The following table presents the details of the reclassifications from AOCI for the years ended December 31, 2022, 2021, and 2020:

In millions Details about AOCI Components	Amounts Reclassified from AOCI Years Ended December 31,			Affected Line Item on the Consolidated Statements of Operations
	2022	**2021**	**2020**	
Unrealized gains (losses) on AFS securities:				
Realized gain (loss) on sale of securities	$ 10	$ 12	$ 19	Net realized investment gains (losses)
	10	12	19	Income (loss) before income taxes
	10	12	19	Net income (loss)
Instrument-specific credit risk of liabilities:				
Settlement of liabilities	(18)	(36)	(6)	Net gains (losses) on financial instruments at fair value and foreign exchange
Total reclassifications for the period	$ (8)	$ (24)	$ 13	Net income (loss)

Note 19: Commitments and Contingencies

MBIA has received subpoenas or informal inquiries from a variety of regulators, regarding a variety of subjects. MBIA has cooperated fully with each of these regulators and has or is in the process of satisfying all such requests. MBIA may receive additional inquiries from these or other regulators and expects to provide additional information to such regulators regarding their inquiries in the future.

Litigation

Zohar CDO 2003-1, Ltd., et al. v. Patriarch Partners, LLC et al., Case No. 1:17-cv-0307-WHP (S.D.N.Y.)

On November 27, 2017, Lynn Tilton and certain affiliated entities including Patriarch Partners, LLC commenced a third-party complaint against MBIA Inc., MBIA Insurance Corp. and other Zohar Fund stakeholders seeking damages for alleged breaches of the contracts governing the Zohar Funds and additional alleged legal duties and obligations relating to the Funds. On December 22, 2020, the Company and the other third-party defendants moved to dismiss the third-party complaint. On July 6, 2021, following the completion of briefing on those motions to dismiss, the presiding judge, the Honorable William H. Pauley died, and the case was reassigned to the Honorable P. Kevin Castel. On September 29, 2021, Judge Castel issued a decision on the motions to dismiss; granting them almost in full, with certain claims being stayed rather than dismissed, pending further developments in the Adversary Proceedings pending in the Zohar Funds Bankruptcy Cases in Delaware Bankruptcy Court.

Zohar Litigation Trust-A v. Tilton, et al. (f/k/a *MBIA Insurance Corp. v. Tilton et al.),* Adversary Case No. 20-50776 (KBO) (Bankr. Del.)

On July 30, 2020, MBIA Corp. commenced an adversary proceeding in the Zohar Funds Bankruptcy Cases against Lynn Tilton and certain affiliated entities seeking damages incurred by MBIA Corp. in connection with insurance policies it issued on senior notes issued by Zohar I and Zohar II. On July 23, 2021, the court denied in part and granted in part Tilton's and her affiliated defendants' motion to dismiss the complaint. The court denied defendants' motion with respect to MBIA's claims for breach of contract, tortious interference, unjust enrichment, and malicious prosecution of claims Tilton brought against MBIA in Delaware. On February 1, 2022, MBIA filed its most recent Amended Complaint pursuant to and in accordance with the court's multiple rulings on defendants' motion to dismiss and related filings regarding the parties' pleadings. Defendants filed their Answer to MBIA's most recent Amended Complaint on April 13, 2022. Following the confirmation of a liquidation plan of the Zohar Collateral by the Delaware Bankruptcy Court and that plan becoming effective on August 2, 2022, MBIA Corp.'s

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 19: Commitments and Contingencies (continued)

claims in this adversary proceeding, among other assets, were transferred and assigned to a litigation trust (Zohar Litigation Trust-A, or "the Trust") and distributed to MBIA Corp. in the form of interests in the Trust subject to oversight by MBIA Corp. and another former Zohar creditor. As a result, on September 12, 2022, the court ordered the substitution of the Trust, as successor-in-interest to MBIA Corp., for MBIA Corp. as plaintiff in this adversary proceeding. Accordingly, MBIA Corp. is no longer the plaintiff or party to this adversary proceeding. On September 13, 2022, the Delaware Bankruptcy Court ordered the consolidation of this adversary proceeding for discovery and pretrial proceedings with an adversary proceeding commenced in 2020 by the Zohar Funds against Lynn Tilton in the Delaware Bankruptcy Court. Pursuant to that order, all pleadings concerning the now-consolidated proceedings shall be filed only in the adversary proceeding captioned *Zohar III, Corp. v. Patriarch Partners, LLC*, Adv. Proc. No. 20-50534 (KBO).

The Financial Oversight and Management Board for Puerto Rico, as representative of The Puerto Rico Electric Power Authority, et al.,
*Case No. 17 BK 4780-LTS (*D.P.R. July 19, 2017) (Swain, J.)

On July 18, 2017, National, together with other PREPA bondholders, asked the court overseeing PREPA's Title III proceeding to lift the automatic stay, and permit bondholders to seek appointment of a receiver to oversee PREPA. On September 14, 2017, the court held that PROMESA barred relief from the stay. The bondholders appealed the decision to the First Circuit. On August 8, 2018, the First Circuit issued an order reversing the Court's decision on jurisdictional grounds and remanding the motion. On October 3, 2018, National, together with other monolines filed an updated motion for relief from the automatic stay to allow Movants to exercise their statutory right to have a receiver appointed at PREPA. The Oversight Board filed a motion to dismiss the receiver motion. These motions had been stayed pending completion of a then pending restructuring agreement, but following its termination on March 8, 2022, the Court appointed a mediation panel to engage with the parties on a settlement. The bondholders renewed their motion on September 19, 2022. On September 29, 2022, the Court issued an order continuing its stay of the motion until the earlier of (a) the day after the deadline set by the Court for the Oversight Board to file a proposed plan of adjustment for PREPA, if such plan deadline is not met, or (b) the termination of the plan confirmation process. On January 31, 2023, National entered into the Plan Support Agreement with PREPA wherein National agreed, among other things, to settle its pending litigation with PREPA subject to the approval and implementation of a plan of reorganization incorporating the terms of the PSA.

Cortland Capital Market Services LLC, et al. v. The Financial Oversight and Management Board for Puerto Rico et al., Case No. 19-00396
(D.P.R. July 9, 2019) (Swain, J.)

On July 9, 2019, the "Fuel Line Lenders," parties who extended approximately $700 million to PREPA beginning in 2012 to fund fuel purchases, filed an adversary complaint against the Oversight Board, PREPA, AAFAF, and the Trustee for the PREPA Bonds, alleging that they are entitled to be paid in full before National and other bondholders have any lien on or recourse to PREPA's assets, including pursuant to the RSA. On September 30, 2019, the Fuel Line Lenders filed an amended complaint which added National, Assured, Syncora, and the Ad Hoc Group as defendants. Defendants moved to dismiss the Fuel Line Lenders' adversary complaint on November 11, 2019. The Fuel Line Lenders filed their opposition to the motion to dismiss on December 5, 2019. Defendants' reply in support of the motion to dismiss was filed February 3, 2020. The hearing on the motion to dismiss was adjourned, and subject to Judge Swain's order dated September 29, 2022, was stayed until further order of the Court. On December 1, 2022, the Fuel Line Lenders entered into a settlement agreement with the Oversight Board subject to the effective date of the proposed PREPA plan of adjustment.

National Public Finance Guarantee Corporation et al. v. UBS Financial Services, Inc. et al., No. SJ2019CV07932 (Superior Court San Juan)

On August 8, 2019, National and MBIA Corp. filed suit in the Court of First Instance in San Juan, Puerto Rico against UBS Financial Services, Inc., UBS Securities LLC, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Merrill Lynch, Fenner & Smith Inc., RBC Capital Markets LLC, and Santander Securities LLC, bringing two claims under Puerto Rico law: doctrina de actos propios (the doctrine of one's own acts) and unilateral declaration of will. These claims concern the insurance by

Note 19: Commitments and Contingencies (continued)

National of bonds issued by the Commonwealth of Puerto Rico and its instrumentalities that were underwritten by these defendants. National alleges that, when the defendants solicited bond insurance, they represented through their acts that they would investigate certain information they provided to National and that they had a reasonable basis to believe that information was true and complete. National further alleges that the defendants did not perform such investigations and that key information was untrue or incomplete. National seeks damages to be proven at trial. On September 16, 2020, Defendants filed a motion to dismiss the complaint. National filed its objection to that motion on October 7, 2020, and briefing concluded on November 30, 2020. On June 2, 2021, the Superior Court denied Defendants' motion to dismiss. Defendants appealed but filed an answer to the complaint on July 15, 2021. On December 17, 2021, the Commonwealth of Puerto Rico Court of Appeals issued a judgment reversing the Superior Court's decision on the motion to dismiss. On January 4, 2022, National filed with the Court of Appeals a motion for reconsideration of its judgment concerning the motion to dismiss. On February 17, 2022, the Court of Appeals issued an order denying National's motion for reconsideration. On March 23, 2022, National filed a Petition for Certiorari to the Supreme Court of the Commonwealth of Puerto Rico, which was denied on May 13, 2022. On May 27, 2022 National filed a motion for reconsideration. On June 8, 2022 Defendants filed their response to National's motion for reconsideration. On October 14, 2022, the motion was denied. On October 19, 2022, National filed a renewed motion for reconsideration and a motion seeking review of that motion by the whole of the Puerto Rico Supreme court. Defendants have objected to both motions. On January 13, 2023, the Supreme Court of Puerto Rico denied National's renewed motion for reconsideration.

Complaint Objecting to Defendant's Claims and Seeking Related Relief, Case No. 17-BK-4780-LTS (D.P.R. July 1, 2019)

On July 1, 2019, the Oversight Board and AAFAF filed an adversary complaint against the Trustee for the PREPA bonds, challenging the validity of the liens arising under the Trust Agreement securing the insurance obligations of National. On September 30, 2022, the Oversight Board filed an amended complaint objecting to: (1) the secured claims asserted by the Trustee in PREPA's assets; and (2) all unsecured claims of the Trustee, including as a result of the disallowance of the Trustee's claims. The Oversight Board alleges that the Trustee's security interest in PREPA's property is limited to moneys deposited to the credit of the sinking fund and subordinate funds, and are non-recourse except as to the same sinking and subordinate funds moneys actually deposited. In addition it asserts that the Trust Agreement does not grant security interests in any of the covenants or remedies thereunder, that any security interests in deposit accounts other than those held by the Trustee are unperfected, and that there can be no security interest in the covenants and remedies, and if so, would be unperfected. The Defendants, including National, filed an answer and counterclaim on October 17, 2022. On October 24, 2022, the Oversight Board and Defendants each filed summary judgement motions seeking expedited resolution of certain counts in the amended complaint. The Court set February 1, 2023 as the hearing date for the summary judgement motions.

For those aforementioned actions in which it is a defendant, the Company is defending against those actions and expects ultimately to prevail on the merits. There is no assurance, however, that the Company will prevail in these actions. Adverse rulings in these actions could have a material adverse effect on the Company's ability to implement its strategy and on its business, results of operations, cash flows and financial condition. At this stage of the litigation, there has not been a determination as to the amount, if any, of damages. Accordingly, the Company is not able to estimate any amount of loss or range of loss. The Company similarly can provide no assurance that it will be successful in those actions in which it is a plaintiff.

There are no other material lawsuits pending or, to the knowledge of the Company, threatened, to which the Company or any of its subsidiaries is a party.

Leases

The Company has a lease agreement for its headquarters in Purchase, New York. The initial lease term expires in 2030 with the option to terminate the lease in 2025 upon the payment of a termination amount. This lease agreement included an incentive amount to fund certain leasehold improvements, renewal options, escalation

MBIA Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 19: Commitments and Contingencies (continued)

clauses and a free rent period. This lease agreement has been classified as an operating lease and the Company recognizes operating rent expense on a straight-line basis. The following below table presents the Company's operating lease information as of December 31, 2022:

$ in millions	As of December 31, 2022		Balance Sheet Location
Right-of-use asset	$	17	Other assets
Lease liability	$	17	Other liabilities
Weighted average remaining lease term (years)		7.1	
Discount rate used for operating leases		7.5%	
Total future minimum lease payments	$	23	

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was performed under the supervision and with the participation of the Company's senior management, including the Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the Company's Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022, the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Management of MBIA Inc. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

MBIA's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and, (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of MBIA Inc.'s internal control over financial reporting as of December 31, 2022. In making its assessment, management used the criteria described in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management has determined that the Company's internal control over financial reporting as of December 31, 2022 was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8, "Financial Statements."

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d) under the Exchange Act, the Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the Company's internal control over financial reporting to determine whether any changes occurred during the fourth fiscal quarter covered by this annual report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there has been no such change during the fourth fiscal quarter of 2022.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding directors will be set forth under "Proposals for Shareholder Approval Recommended by the Board—Proposal 1: Election of Directors" and "Board of Directors Corporate Governance—The Board of Directors and its Committees" in the Company's Proxy Statement to be filed within 120 days of the end of our fiscal year ended December 31, 2022 (the "Proxy Statement") and is incorporated by reference.

Information regarding executive officers is set forth under Part I, Item 1, "Business—Executive Officers of the Registrant," included in this annual report.

Information regarding Section 16(a) beneficial ownership reporting compliance will be set forth in the section "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated by reference.

Information regarding the Company's Audit Committee will be set forth under "Board of Directors Corporate Governance—The Board of Directors and its Committees" in the Proxy Statement and is incorporated by reference.

The Company has adopted a code of ethics that applies to all employees of the Company including its Chief Executive Officer, Chief Financial Officer and its controller. A copy of such code of ethics can be found on the Company's internet website at www.mbia.com. The Company intends to satisfy the disclosure requirements under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of its code of ethics and that relates to a substantive amendment or material departure from a provision of the Code by posting such information on its internet website at www.mbia.com.

Item 11. Executive Compensation

Information regarding compensation of the Company's directors and executive officers will be set forth under "Board of Directors Corporate Governance—The Board of Directors and its Committees," "Compensation and Governance Committee Report," "Compensation Discussion and Analysis" and "Executive Compensation Tables" in the Proxy Statement and is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management will be set forth under "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Directors and Executive Officers" in the Proxy Statement and is incorporated by reference.

The following table provides information as of December 31, 2022, regarding securities authorized for issuance under our equity compensation plans. All outstanding awards relate to our common stock. For additional information about our equity compensation plans refer to "Note 15: Benefit Plans" in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights [1]	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [2]
Equity compensation plans approved by security holders	20,781	$ 10.56	2,582,517
Equity compensation plans not approved by security holders	—	—	—
Total	20,781	$ 10.56	2,582,517

(1)—Represents phantom shares granted under the Deferred Compensation and Stock Ownership Plan for Non-Employee Directors.
(2)—Includes 2,424,656 shares of common stock available for future grants under the MBIA Inc. 2005 Omnibus Incentive Plan and 157,861 shares of common stock available for future grants under the Deferred Compensation and Stock Ownership Plan for Non-Employee Directors.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions will be set forth under "Certain Relationships and Related Transactions" in the Proxy Statement and is incorporated by reference. Information regarding director independence will be set forth under "Proposals for Shareholder Approval Recommended by the Board—Proposal 1: Election of Directors—Director Independence" in the Proxy Statement and is incorporated by reference.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services will be set forth under "Principal Accountant Fees and Services" in the Proxy Statement and is incorporated by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements and Financial Statement Schedules and Exhibits

1. Financial Statements

The following financial statements of MBIA Inc. have been included in Part II, Item 8 hereof:

> Report of Independent Registered Public Accounting Firm.
> Consolidated balance sheets as of December 31, 2022 and 2021.
> Consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020.
> Consolidated statements of comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020.
> Consolidated statements of changes in shareholders' equity for the years ended December 31, 2022, 2021 and 2020.
> Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020.
> Notes to consolidated financial statements.

2. Financial Statement Schedules

The following financial statement schedules are filed as part of this Annual Report on Form 10-K.

Schedule	Title
I.	Summary of investments, other than investments in related parties, as of December 31, 2022.
II.	Condensed financial information of Registrant:
	Condensed balance sheets as of December 31, 2022 and 2021.
	Condensed statements of operations for the years ended December 31, 2022, 2021 and 2020.
	Condensed statements of cash flows for the years ended December 31, 2022, 2021 and 2020.
	Notes to condensed financial statements.
IV.	Reinsurance for the years ended December 31, 2022, 2021 and 2020.

The report of the Registrant's Independent Registered Public Accounting Firm with respect to the above listed financial statement schedules is included within the report listed under Item 15.1 above.

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

An exhibit index immediately preceding the Exhibits indicates the exhibit number where each exhibit filed as part of this report can be found.

*(**Note Regarding Reliance on Statements in Our Contracts**: In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about MBIA Inc., its subsidiaries or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and (i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; (iii) may apply standards of materiality in a way that is different from what may be viewed as material to investors; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.)*

126

Item 15. Exhibits, Financial Statement Schedules (continued)

3. Articles of Incorporation and By-Laws.

3.1. Amended and Restated Certificate of Incorporation, dated May 5, 2005, incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005.

3.2. By-Laws as Amended as of March 27, 2020 incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022.

4. Instruments Defining the Rights of Security Holders, including Indentures.

4.1. Indenture, dated as of August 1, 1990, between MBIA Inc. and The First National Bank of Chicago, Trustee, incorporated by reference to Exhibit 10.72 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 as amended by the First Supplemental Indenture, dated as of August 22, 2002, between MBIA Inc. and Bank One Trust Company, N.A., as Trustee, in connection with the $300,000,000 6.4% senior notes due 2022, incorporated by reference to the Exhibit 4.04 to the Company's Current Report on Form 8-K filed on August 22, 2002, and the Second Supplemental Indenture, dated as of November 21, 2012, between MBIA Inc. and The Bank of New York Mellon, as Trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 26, 2012.

4.2. Senior Indenture, dated as of November 24, 2004, between MBIA Inc. and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.01 to the Company's Current Report on Form 8-K filed on November 29, 2004 as amended by the First Supplemental Indenture, dated as of November 24, 2004, between MBIA Inc. and The Bank of New York, as Trustee, in connection with the $350,000,000 5.70% senior notes due 2034, incorporated by reference to Exhibit 4.02 to the Company's Current Report on Form 8-K filed on November 29, 2004 as amended by the Second Supplemental Indenture, dated as of November 21, 2012, between MBIA Inc. and The Bank of New York Mellon, as Trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on November 26, 2012.

4.3. Fiscal Agency Agreement, dated as of January 16, 2008, between MBIA Insurance Corporation and The Bank of New York, incorporated by reference to Exhibit 4.01 to the Company's Current Report on Form 8-K filed on January 17, 2008.

4.4. Form of MBIA Corp. 14% Fixed-to-Floating Rate Global Note due January 15, 2033, incorporated by reference to Exhibit 4.02 to the Company's Current Report on Form 8-K filed on January 17, 2008.

In accordance with Item 601(b)(4)(iii) of Regulation S-K, certain instruments defining the rights of holders of long term debt of the Company and its consolidated subsidiaries pursuant to which the total amount of securities authorized thereunder does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis are not filed herewith. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

10. Material Contracts

Executive Compensation Plans and Arrangements

The following Exhibits identify all existing executive compensation plans and arrangements:

10.1. MBIA Inc. Annual Incentive Plan, effective January 1, 2016, incorporated by reference to Exhibit A to the Company's Proxy Statement filed on March 24, 2015.

10.2. Amended and Restated MBIA Inc. Omnibus Incentive Plan, as amended through May 3, 2022, incorporated by reference to Exhibit 10.1 to the Company's Form S-8 filed on May 16, 2022.

10.3. Key Employee Employment Protection Plan, amended as of February 27, 2007, incorporated by reference to Exhibit 10.80 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as further amended by Amendment No. 2, effective February 22, 2010, incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Item 15. Exhibits, Financial Statement Schedules (continued)

10.4. Form of Key Employee Employment Protection Agreement, amended as of February 27, 2007, incorporated by reference to Exhibit 10.81 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

10.5. MBIA Inc. 2005 Non-Employee Director Deferred Compensation Plan (as amended through February 2014), incorporated by reference to Exhibit 10.1 to the Company's Form S-8 filed on March 5, 2014 (Reg. No. 333-194335).

10.6. Amended and Restated MBIA Inc. Deferred Compensation and Excess Benefit Plan, effective as of March 22, 2010, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010.

10.7. Restricted Stock Agreement, dated as of November 8, 2018, between MBIA Inc. and Daniel M. Avitabile, incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

10.8. Restricted Stock Agreement, dated as of November 8, 2018, between MBIA Inc. and Adam T. Bergonzi, incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

10.9. Restricted Stock Agreement, dated as of November 8, 2018, between MBIA Inc. and William C. Fallon, incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

10.10. Restricted Stock Agreement, dated as of November 8, 2018, between MBIA Inc. and Jonathan C. Harris, incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

10.11. Restricted Stock Agreement, dated as of November 8, 2018, between MBIA Inc. and Anthony McKiernan, incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

10.12. Restricted Stock Agreement, dated as of November 8, 2018, between MBIA Inc. and Christopher H. Young, incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

10.13. Form of Restricted Stock Agreement Template between MBIA Inc. and (Named Executive Officers/ Grantees) for grants of restricted stock pursuant to the Amended and Restated MBIA Inc. Omnibus Incentive Plan, as amended, incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

21. List of Subsidiaries.

23. Consent of PricewaterhouseCoopers LLP.

31.1. Chief Executive Officer—Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2. Chief Financial Officer—Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1. Chief Executive Officer—Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2. Chief Financial Officer— Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1. Quota Share Reinsurance Agreement between MBIA Insurance Corporation and MBIA Insurance Corp. of Illinois dated February 17, 2009, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 20, 2009.

Item 15. Exhibits, Financial Statement Schedules (continued)

99.2. Novation Agreement, dated as of September 14, 2012, between Financial Guaranty Insurance Company and National Public Finance Guarantee Corporation, incorporated by reference to Exhibit 99.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013.

99.3. Amended and Restated Tax Sharing Agreement, dated as of September 8, 2011, between MBIA Inc. and certain of its subsidiaries, incorporated by reference to Exhibit 99.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2014.

101.INS. XBRL Instance Document – the instance document does not appear in the Interactive Data File because iXBRL tags are embedded within the Inline XBRL document.

101.SCH. XBRL Taxonomy Extension Schema Document.

101.CAL. XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF. XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB. XBRL Taxonomy Extension Label Linkbase Document.

101.PRE. XBRL Taxonomy Extension Presentation Linkbase Document.

104. Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MBIA Inc.
(Registrant)

Dated: February 28, 2023

By   /s/ William C. Fallon
Name: William C. Fallon
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William C. Fallon **William C. Fallon**	Director and Chief Executive Officer	February 28, 2023
/s/ Anthony McKiernan **Anthony McKiernan**	Chief Financial Officer	February 28, 2023
/s/ Joseph R. Schachinger **Joseph R. Schachinger**	Assistant Vice President and Controller (Chief Accounting Officer)	February 28, 2023
/s/ Charles R. Rinehart **Charles R. Rinehart**	Chairman and Director	February 28, 2023
/s/ Diane L. Dewbrey **Diane L. Dewbrey**	Director	February 28, 2023
/s/ Steven J. Gilbert **Steven J. Gilbert**	Director	February 28, 2023
/s/ Janice L. Innis-Thompson **Janice L. Innis-Thompson**	Director	February 28, 2023
/s/ Theodore Shasta **Theodore Shasta**	Director	February 28, 2023
/s/ Richard C. Vaughan **Richard C. Vaughan**	Director	February 28, 2023

SCHEDULE I

MBIA INC. AND SUBSIDIARIES
SUMMARY OF INVESTMENTS, OTHER THAN INVESTMENTS IN RELATED PARTIES
December 31, 2022
(In millions)

	December 31, 2022		
Type of investment	**Cost**	**Fair Value**	**Amount at which shown in the balance sheet**
Available-for-sale:			
U.S. Treasury and government agency	$ 427	$ 394	$ 394
State and municipal bonds	173	164	164
Foreign governments	18	15	15
Corporate obligations	862	715	715
Mortgage-backed securities:			
Residential mortgage-backed agency	217	195	195
Residential mortgage-backed non-agency	96	88	88
Commercial mortgage-backed	24	23	23
Asset-backed securities:			
Collateralized debt obligations	117	112	112
Other asset-backed	110	106	106
Total long-term available-for-sale	2,044	1,812	1,812
Short-term available-for-sale	119	119	119
Total available-for-sale	2,163	1,931	1,931
Investments at fair value	775	745	745
Total investments	$2,938	$2,676	$ 2,676
Assets of consolidated variable interest entities:			
Investments at fair value	$ 63	$ 47	$ 47
Loans receivable	113	78	78
Total investments of consolidated variable interest entities	$ 176	$ 125	$ 125

MBIA INC. (PARENT COMPANY)
CONDENSED BALANCE SHEETS
(In millions except share and per share amounts)

	December 31, 2022		December 31, 2021	
Assets				
Investments:				
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $463 and $556)	$	431	$	618
Investments pledged as collateral, at fair value (amortized cost $- and $3)		—		4
Short-term investments held as available-for-sale, at fair value (amortized cost $95 and $52)		95		52
Total investments		526		674
Cash and cash equivalents		16		15
Investment in wholly-owned subsidiaries		—		336
Other assets		9		5
Total assets	$	551	$	1,030
Liabilities and Shareholders' Equity				
Liabilities:				
Investment agreements	$	233	$	274
Long-term debt		278		306
Affiliate loans payable		535		579
Income taxes payable		—		3
Derivative liabilities		48		130
Accumulated loss of wholly-owned subsidiaries		333		—
Other liabilities		6		51
Total liabilities		1,433		1,343
Shareholders' Equity:				
Preferred stock, par value $1 per share; authorized shares—10,000,000; issued and outstanding—none		—		—
Common stock, par value $1 per share; authorized shares—400,000,000; issued shares—283,186,115 and 283,186,115		283		283
Additional paid-in capital		2,925		2,931
Retained earnings (deficit)		(653)		(458)
Accumulated other comprehensive income (loss), net of tax		(283)		100
Treasury stock, at cost—228,333,444 and 228,630,003 shares		(3,154)		(3,169)
Total shareholders' equity of MBIA Inc.		(882)		(313)
Total liabilities and shareholders' equity	$	551	$	1,030

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto and the accompanying notes.

MBIA INC. (PARENT COMPANY)
CONDENSED STATEMENTS OF OPERATIONS
(In millions)

	Years ended December 31,		
	2022	**2021**	**2020**
Revenues:			
Net investment income	$ 20	$ 26	$ 28
Net realized investment gains (losses)	(10)	3	11
Net gains (losses) on financial instruments at fair value and foreign exchange	110	49	(78)
Net gains (losses) on extinguishment of debt	5	30	—
Other net realized gains (losses)	—	(6)	—
Total revenues	125	102	(39)
Expenses:			
Operating	11	10	10
Interest	76	75	83
Total expenses	87	85	93
Gain (loss) before income taxes and equity in earnings of subsidiaries	38	17	(132)
Provision (benefit) for income taxes	(3)	(3)	(4)
Gain (loss) before equity in earnings of subsidiaries	41	20	(128)
Equity in net income (loss) of subsidiaries	(236)	(465)	(450)
Net income (loss)	$(195)	$(445)	$(578)

The condensed financial statements should be read in conjunction with the
consolidated financial statements and notes thereto and the accompanying notes.

MBIA INC. (PARENT COMPANY)
CONDENSED STATEMENTS OF CASH FLOWS
(In millions)

	Years ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Investment income received	$ 89	$ 80	$ 101
Operating expenses paid and other operating	(25)	(14)	(47)
Interest paid, net of interest converted to principal	(51)	(50)	(60)
Income taxes (paid) received	(1)	6	5
Net cash provided (used) by operating activities	12	22	(1)
Cash flows from investing activities:			
Purchases of available-for-sale investments	(86)	(150)	(216)
Sales of available-for-sale investments	149	202	183
Paydowns and maturities of available-for-sale investments	18	20	41
Purchases of investments at fair value	—	(2)	(2)
Sales, paydowns and maturities of investments at fair value	—	3	2
Sales, paydowns and maturities (purchases) of short-term investments, net	(41)	(27)	137
(Payments) proceeds for derivative settlements	(10)	(17)	(16)
Return of capital from subsidiaries	74	11	—
Net cash provided (used) by investing activities	104	40	129
Cash flows from financing activities:			
Proceeds from investment agreements	8	2	12
Principal paydowns of investment agreements	(54)	(2)	(18)
Principal paydowns of long-term debt	—	—	(115)
Payments for affiliate loans	(74)	(81)	—
Restricted stock awards settlements	6	8	8
Net cash provided (used) by financing activities	(114)	(73)	(113)
Effect of exchange rates on cash and cash equivalents	(1)	—	—
Net increase (decrease) in cash and cash equivalents	1	(11)	15
Cash and cash equivalents—beginning of year	15	26	11
Cash and cash equivalents—end of year	$ 16	$ 15	$ 26
Reconciliation of net income (loss) to net cash provided (used) by operating activities:			
Net income (loss)	$(195)	$(445)	$(578)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Change in:			
Intercompany accounts receivable	(25)	(7)	(39)
Current income taxes	(1)	6	5
Equity in earnings of subsidiaries	235	465	450
Dividends from subsidiaries	72	60	81
Net realized investment gains (losses)	10	—	—
Net (gains) losses on financial instruments at fair value and foreign exchange	(110)	(52)	67
Deferred income tax provision (benefit)	(3)	(3)	(4)
(Gains) losses on extinguishment of debt	(5)	(30)	—
Other operating	34	28	17
Total adjustments to net income (loss)	207	467	577
Net cash provided (used) by operating activities	$ 12	$ 22	$ (1)

The condensed financial statements should be read in conjunction with the
consolidated financial statements and notes thereto and the accompanying notes.

MBIA INC. (PARENT COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Condensed Financial Statements

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. This includes the statements of comprehensive income (loss) which is exactly the same as the Company's consolidated statements of comprehensive income (loss). It is suggested that these condensed financial statements be read in conjunction with the Company's consolidated financial statements and the notes thereto.

The activities of MBIA Inc. (the "Parent Company") consist of general corporate activities and funding activities, which principally include holding and managing investments, servicing outstanding corporate debt, investment agreements issued by the Parent Company and its subsidiaries, and posting collateral under investment agreement and derivative contracts.

The Parent Company is subject to the same liquidity risks and uncertainties as described in footnote 1 to the Company's consolidated financial statements. As of December 31, 2022, the liquidity position of the Parent Company, which included cash and cash equivalents or short-term investments comprised of highly rated commercial paper, money market funds and municipal, U.S. agency and corporate bonds for general corporate purposes, excluding the amount held in escrow under its tax sharing agreement, was $230 million.

During 2022, MBIA Corp. purchased $24 million principal amount of the Parent Company 6.625% Debentures due 2028, $4 million principal amount of Parent Company 7.150% Debentures due 2027 and $1 million principal amount of the Parent Company 7.000% Debentures due 2025. During 2021, MBIA Corp. purchased $5 million principal amount of the Parent Company 6.625% Debentures due 2028 and $1 million principal amount of the Parent Company 7.150% Debentures due 2027. Additionally, as of December 31, 2022, National owned $308 million principal amount of the 5.700% Senior Notes due 2034 and $10 million principal amount of the Parent Company 7.000% Debentures due 2025, and the Parent Company, through its corporate segment, owned $13 million of MBIA Corp. surplus notes. These amounts are eliminated from the Parent Company's condensed balance sheet.

2. Accounting Policies

The Parent Company carries its investments in subsidiaries under the equity method.

For a further discussion of significant accounting policies and recent accounting pronouncements, refer to footnotes 2 and 3 to the Company's consolidated financial statements.

3. Dividends from Subsidiaries

During 2022, National declared and paid a dividend of $72 million to its ultimate parent, MBIA Inc.

During 2021, National declared and paid dividends of $60 million to its ultimate parent, MBIA Inc.

During 2020, National declared and paid dividends of $81 million to its ultimate parent, MBIA Inc.

4. Deferred Tax Asset, Net of Valuation Allowance

The Parent Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

The Parent Company assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of its existing deferred tax assets. A significant piece of objective negative evidence evaluated was the Parent Company having a three-year cumulative loss. Such objective evidence limits the ability to consider other subjective evidence, such as the Parent Company's projections of pre-tax income. On the basis of this evaluation, the Parent Company has recorded a full valuation allowance against its net deferred tax asset.

For a further discussion of the net deferred tax asset, refer to footnote 11 to the Company's consolidated financial statements.

5. Obligations under Investment Agreements

Refer to footnote 10 to the Company's consolidated financial statements for information of investment agreements.

6. Pledged Collateral

Substantially all of the obligations under investment agreements require the Parent Company and its subsidiaries to pledge securities as collateral. As of December 31, 2022 and 2021, the fair value of securities pledged as collateral with respect to these investment agreements approximated $251 million and $280 million, respectively. The Parent Company's collateral as of December 31, 2022, consisted principally of U.S. Treasury and government agency and state and municipal bonds, and was primarily held with major U.S. banks.

Under derivative contracts entered into by the Parent Company, collateral postings are required by either the Parent Company or the counterparty when the aggregate market value of derivative contracts entered into with the same counterparty exceeds a predefined threshold. As of December 31, 2022 and 2021, the Parent Company and its subsidiaries pledged securities with a fair value of $73 million and $159 million, respectively, to derivative counterparties.

7. Affiliate Loans Payable

Affiliate loans payable consists of loans payable to MBIA Global Funding, LLC ("GFL"). GFL raised funds through the issuance of medium-term notes with varying maturities, which were, in turn, guaranteed by MBIA Corp. GFL lent the proceeds of these medium-term note issuances to the Parent Company.

MBIA INC. AND SUBSIDIARIES
REINSURANCE

Years Ended December 31, 2022, 2021 and 2020
(In millions)

Column A Insurance Premium Written	Column B Direct Amount	Column C Ceded to Others	Column D Assumed From Other Companies	Column E Net Amount	Column F Percentage of Amount Assumed to Net
2022	$ (3)	$ —	$ —	$ (3)	0%
2021	$ 8	$ 2	$ —	$ 6	0%
2020	$ 1	$ 1	$ —	$ —	0%

137

Exhibit 21

SUBSIDIARIES OF MBIA INC.

Name of Subsidiary	State/Country of Incorporation
MBIA Capital Corp.	Delaware
MBIA Global Funding, LLC	Delaware
MBIA Insurance Corporation	New York
MBIA Mexico, S.A. de C.V.	Mexico
MBIA Services Corporation	Delaware
Municipal Issuers Service Corporation	New York
National Public Finance Guarantee Holdings, Inc.	Delaware
National Public Finance Guarantee Corporation	New York
New Phoenix II, LLC	Delaware
Phoenix II Intermediate, LLC	Delaware
Phoenix II Recovery, LLC	Delaware
Promotora de Infraestructura Registral II, S.A. de C.V., SOFOM, E.R.	Mexico

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-34101, 033-46062, 333-84300, 333-127539, 333-149839, 333-152894, 333-159648, 333-165713, 333-183529, 333-190738, 333-194335, 333-262687 and 333-264991) of MBIA Inc. of our report dated February 28, 2023 relating to the financial statements and financial statement schedules and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 28, 2023

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William C. Fallon, certify that:

1.   I have reviewed the Annual Report of MBIA Inc. (the "Company") on Form 10-K for the period ending December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report");

2.   Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.   Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Report;

4.   The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

   (a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

   (b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

   (d)   disclosed in this Report any change in the Company's internal control over financial reporting that occurred during the Company's fourth quarter of 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.   The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and to the audit committee of the board of directors:

   (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ William C. Fallon
William C. Fallon
Chief Executive Officer
February 28, 2023

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony McKiernan, certify that:

1. I have reviewed the Annual Report of MBIA Inc. (the "Company") on Form 10-K for the period ending December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

    (d) disclosed in this Report any change in the Company's internal control over financial reporting that occurred during the Company's fourth quarter of 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and to the audit committee of the board of directors:

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ Anthony McKiernan
Anthony McKiernan
Chief Financial Officer
February 28, 2023

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of MBIA Inc. (the "Company") on Form 10-K for the period ending December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William C. Fallon, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William C. Fallon
William C. Fallon
Chief Executive Officer
February 28, 2023

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of MBIA Inc. (the "Company") on Form 10-K for the period ending December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Anthony McKiernan, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Anthony McKiernan
Anthony McKiernan
Chief Financial Officer
February 28, 2023